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82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Dofasco Inc

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3226 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DAT : 4/12/05

Dofasco Inc.

2004 ANNUAL REPORT

THE WORLD NEEDS SOLUTIONS



CORPORATE PROFILE

Established in 1912, Dofasco is Canada's largest steel producer, serving customers throughout North America with high-quality flat rolled and tubular steels and laser-welded blanks.

CONTENTS

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WE'RE WORKING ON IT.



competition
solutions

DOFASCO WILL CONTINUE TO GROW BY CONSTANTLY REINVENTING ITSELF TO ENSURE WE PROVIDE PRODUCT AND PROCESS SOLUTIONS THAT PEOPLE NEED AND VALUE.


DIFFERENTIATION

THE WORLD IS COMPETITIVE.

WE ARE LIVING THROUGH A PERIOD OF SIGNIFICANT RE-DISTRIBUTION OF WEALTH AND OF THE MEANS OF PRODUCTION AMONG GLOBAL SOCIETIES. At the same time, societal assumptions are being challenged with respect to the sustainability of prosperity, quality of life, the environment, and preserving a sense of identity and community. > We live in a world of extremely efficient global markets for goods and capital. There is a trend toward contraction of economic cycles, which now respond almost instantaneously to global forces. > Dofasco is responding to these trends and factors. We will sustain and increase our competitive advantage by understanding the evolving needs of our customers, and of the end-users of our products. We will lever this understanding to continue identifying opportunities that provide valued solutions which satisfy the needs of people in our changing society. These solutions will help our customers compete. Dofasco itself also will be increasingly competitive in our target markets, building from focused market strategies and unique market positioning. We will differentiate our company and its products through innovation in our products and business processes.


CONSERVATION

THE WORLD NEEDS SUSTAINABLE APPROACHES TO ENERGY AND NATURAL RESOURCES.

WE ARE LIVING THROUGH CYCLES OF RESOURCE SCARCITY AND UNCERTAINTY ABOUT LONG-TERM ENERGY SUPPLY.

The manufacture of steel is energy intensive, and reliant on raw materials. > Managing energy and raw material costs and supply is important to Dofasco's competitiveness. > Dofasco's raw material sourcing strategies have resulted in secure supplies of key commodities such as coal, iron ore and scrap, at globally competitive costs. > Dofasco has improved the energy efficiency of its facilities by 26% since 1990. We have also pioneered the commercialization of steel technologies that help make vehicles safer, more durable and more fuel efficient. The recyclability of our product enhances its energy efficiency through its life cycle. We see further opportunities to lever our experience and expertise to provide solutions in an energy constrained world.

THE WORLD NEEDS SOLUTIONS.

DOFASCO WILL CONTINUE TO BE A SOLUTIONS PROVIDER.

We will pursue our solutions-based strategies at three levels.

> **Our core business**

By producing high value-added steel coil products, we are well-positioned to capture a growing share of our key market segments: automotive, construction, and food packaging – and the value-added component of our core business continues to grow.

> ***Solutions in Steel*™**

We have evolved beyond our core business in order to accelerate our growth and create added value for our stakeholders. We have accomplished this by pursuing opportunities that meet and anticipate our customers' needs, through innovation-based *Solutions in Steel*™. We have invested in new steel technologies and applications – often created by existing "customer pull" – that have the potential for strong returns.

The result of this strategy and these investments is that today Dofasco is a North American leader in tubing for automotive hydroforming applications as well as in laser-welded steel blanking. Dofasco is North America's only producer of Extragal™, a unique exposed galvanized product. Dofasco is also an early-stage participant in the rapidly growing markets for advanced high strength steel products. These businesses have already become contributors to our bottom line, but there is room for more success. We will continue to pursue growth opportunities with our *Solutions in Steel*™ strategy.

> **"Next generation"**

At the same time, we will continue to invest selectively in "next generation" strategies that may move Dofasco farther from its core business, but which will lever our unique strengths to pursue high potential growth opportunities. These opportunities will reflect the changing needs of society for energy efficiency and alternate materials, and for other solutions of unique value. Zyplex™ is an example. We have developed applications for this proprietary product that have opened up new markets for Dofasco. We are actively embracing other opportunities in alternate materials and in technologies which exploit our intellectual capital and our experience in bringing new products to the marketplace.

All of our strategic growth investments are made in a management framework that is consistent with the principles of sustainability, and that acknowledge the mutual interdependence of financial performance, social responsibility and accountability for our shared environment.



NEXT GENERATION
SOLUTIONS IN STEEL
CORE BUSINESS

HIGHLIGHTS

(in millions, except per share amounts and where noted)	2004	2003[1]
Consolidated		
Raw steel production and purchased semi-finished steel processed (thousands of net tons)	**5,500**	5,333
Shipments (thousands of net tons)	**5,002**	4,833
Net sales	**$ 4,224.9**	$ 3,554.9
Net income	**$ 376.9**	$ 117.7
Net income attributable to common shares	**$ 376.4**	$ 117.1
Earnings per common share (after preferred dividends) – basic	**$ 4.92**	$ 1.55
– diluted	**$ 4.90**	$ 1.55
Dividends declared per common share	**$ 1.26**	$ 1.20
Capital expenditures	**$ 318.0**	$ 163.1
Working capital	**$ 1,131.4**	$ 1,153.5
Shareholders' equity	**$ 2,165.9**	$ 1,894.5
Segmented information		
Steel Operations		
Raw steel production and purchased semi-finished steel processed (thousands of net tons)	**4,729**	4,588
Shipments (thousands of net tons)	**4,244**	4,092
Net income before taxes	**$ 394.7**	$ 180.6
Gallatin Steel[2]		
Raw steel production (thousands of net tons)	**771**	745
Shipments (thousands of net tons)	**758**	741
Net income before taxes	**$ 171.0**	$ 2.9

[1] Restated – see note 2 to consolidated financial statements
[2] *Represents Dofasco's 50% share*

Earnings per share
$ per common share


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1
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□ As reported
■ Pro forma (excluding QCM)
*Restated

Cumulative total return on $100 investment
dollars


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□ Dofasco Inc.
■ S&P/TSX composite index
□ S&P/TSX steel index

Dividend yield
% as at December 31


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□ Dofasco Inc.
■ S&P/TSX composite index
□ S&P/TSX steel index

2004 WAS THE BEST YEAR EVER FOR DOFASCO



Brian MacNeill, Chair of the Board and Don Pether, President and Chief Executive Officer

2004 was the best year ever for Dofasco – record profitability, record shipments, the highest proportion of value-added products ever shipped, continued strong cash flows and significant investment in the future of our business. At the same time as they accomplished all this, Dofasco's employees met ambitious targets with respect to health and safety, customer service, quality and yield measures. Our revenue in 2004 grew by nearly 20% from the previous year and extended our record of sustainable growth. We continue to be amongst the leaders in the industry and in the broader market in total annualized shareholder return, which measured 14% over the five-year period just ended.

In 2004, Dofasco's shareholders benefitted from share price appreciation of 26% and an excellent dividend. At the end of the third quarter of 2004, Dofasco increased its common share dividend by 10% to 33 cents per share per quarter. The dividend increase is consistent with our commitment to provide sustainable value to our shareholders.

We also created value for our wider group of stakeholders – our employees, our customers, our communities, and our suppliers. We are proud of these accomplishments and particularly commend the commitment of all our employees in Hamilton and at our subsidiaries and joint ventures.

Remarkable year for steel industry

More broadly, this performance was achieved in the context of a year that was remarkable for the steel industry in several ways.

First, of course, was the extraordinary "China factor." China's emergence as the world's largest consumer of steel fuelled record profitability for the industry as rising global demand for steel pushed spot prices to unprecedented levels. At the same time, rapidly growing global steel production – again led by China – created unprecedented demand for and uncertain availability of a range of raw materials. The result was that access to reliable supplies of coal, iron ore, steel scrap and other inputs became a competitive issue in our industry, and the cost of these commodities climbed at a rate that exceeded even the most aggressive predictions.

We also saw a steel company emerge with 70 million tonnes of output capacity, outdistancing its nearest competitor by 20 million tonnes and heralding what some believe will be a new phase of global consolidation in our industry. This trend was reflected in several other mergers and acquisitions in the steel industry during the year.

We will continue to grow

We enter 2005 confident in our ability to continue to create superior value, and to address change by providing solutions to our stakeholders. Given the rapidly changing global environment, it is appropriate to offer Dofasco's perspective on that environment, and to reflect on how we plan to continue to grow – as a steel producer, as a corporate citizen, and as a globally engaged company.

Our core business strategy is designed to maintain strong cash flow and profitability throughout the cycles that characterize the steel industry. This strategy is based on deep relationships with key strategic customers. We try to anticipate their needs, and in so doing, create business opportunity. We provide high value-added *Solutions in Steel*™ to our customers, made to their end-use specifications.

One might characterize our ability to make these high-value, high-quality products as our "jet engine," and our customer relationships as the "fuel": rather than rising and falling with the winds of change in our markets, Dofasco can maintain its own trajectory to a planned destination. This capability provides superior and sustainable value to our customers, shareholders and other stakeholders.

Our ability to generate superior value is very much interdependent with our customers' success. Our ability to create and to maintain successful relationships is a competitive differentiator, and key to our sustainable growth.

Like other steel producers, Dofasco benefitted from higher selling prices. In fact, Dofasco's joint venture minimill in Kentucky, Gallatin Steel, is virtually 100% spot-exposed, and is today one of the lowest-cost minimill producers in North America. The result of these two factors was a record year for Gallatin in 2004, in terms of shipments, revenues and profits.

Steel's current higher selling prices are also being captured on the contractual side of our business, through the contract renewal cycle. The impact of price negotiations, which affect about two-thirds of our Hamilton business, will increasingly be reflected in Dofasco's future revenues.

Generating value throughout the cycle

However, our plans for the future are not predicated on today's record high prices. Our belief that we must generate value throughout the business cycle is central to our business strategy.

Dofasco is in a capital intensive business, and to sustain growth, we must have the ability and resources to invest continuously, and to earn a competitive rate of return on the capital we employ.

Maintaining financial strength has been a key to our success and to the sustainability of our results. We are one of only three steel producers in the world to have earned a Standard & Poor's "A" category bond rating, reflecting our low debt ratio and our financial stability. Our cash flow is perennially strong – averaging more than $450 million per year for the past five years. Our dividend yield is among the highest on the Toronto Stock Exchange. Our pension plans, in aggregate, are fully funded.

OUR BELIEF THAT WE MUST GENERATE VALUE THROUGHOUT THE BUSINESS CYCLE IS CENTRAL TO OUR BUSINESS STRATEGY.

Our disciplined approach has provided the financial strength that continues to enable us to take advantage of opportunities when our competitors cannot. We reinvest throughout the cycle, and we expect to earn superior returns. In recent years, we have witnessed exceptionally short cycles in steel markets, and extreme volatility. Managing permanent volatility has become a prerequisite for our success. We are convinced more than ever that the optimal financial strategy for our business is one that provides us the flexibility to react to rapid market change, and to succeed in varied market conditions.

We have been in business for 93 years and have been profitable in 90 of those years.

Strength in the markets we serve

Dofasco long ago ceased to compete as a market generalist. We are a focused high-value supplier to defined markets, and we have strong share and presence in the markets we serve, particularly those which are core to our strategy. We continue to believe that our competitive position is best enhanced through a relentless focus on producing high value-added products and on opportunities to participate in our customers' value chains. Our market orientation reflects that focus. Dofasco is among North America's largest suppliers of flat rolled, tubular and other specialty steel for automotive applications. We are also a leading supplier of tinplate for the food packaging market and steel products for the Canadian construction market.

Deep relationships with our stakeholders

The value we place on our relationships, both within and outside the company, contributed significantly to our record year in 2004 and will continue to be a factor in our future growth.

For example, the raw materials crunch, and our ability to maintain security of supply, illustrates the advantage of our deep relationships with suppliers. Dofasco is strategically positioned for a secure, competitive supply of raw materials. Our iron ore is sourced primarily from Quebec's North Shore, under long-term supply agreements that have the major advantage of lower transportation costs compared with offshore sources. We have ample supply of steel scrap in our regional market. We have secure slab and coal supplies through longstanding relationships with suppliers, and we are self-sufficient in coke.

Dofasco's most valuable asset remains our people. We engaged them in the challenges of 2004 and they achieved more than ever before in our history. For more than nine decades, we have had a relationship with our employees defined by trust and respect, by high expectations and shared rewards, and by honesty and fairness.

As we significantly grow and change our facilities in Hamilton, our neighbours and community have been understanding and supportive, accommodating of the disruption associated with construction, and appreciative of our long-term investment.

Focused on growth

Dofasco intends to continue to grow by meeting the needs of our customers. Our growth strategies are being formulated and executed at three levels: our core steelmaking business; our *Solutions in Steel*™ market differentiation strategy; and a "next generation" of potential business opportunities that build on our unique strengths.

Our core business

Dofasco's Hamilton facility, one of the most efficient and technologically advanced steel plants in North America, has long been the company's manufacturing foundation. We invested in its continuing evolution in 2004 when we undertook the second phase of a five-year, $700 million program to upgrade our Finishing Division as part of an overall corporate project to improve finishing operations and processes in Hamilton. The improvements will allow us to provide customers with more high-value steel for the automotive, construction and packaging markets and to enhance quality and improve customer service at reduced cost.

Gallatin, our joint venture, thin slab caster and hot rolling facility in Kentucky, has an annual production capacity of over 1.5 million tons and is one of the most efficient hot rolled producers in North America. We are examining options to grow Gallatin's production capability.

Solutions in Steel™

Our *Solutions in Steel™* strategy, which is based on innovation and differentiates the company in the marketplace, has resulted in a number of pioneering products and processes.

Following our involvement in the global Ultra Light Steel Auto Body (ULSAB) research project which took up the challenge to increase the fuel efficiency of North American cars, Dofasco pioneered tube-making technology for hydroformed applications in the North American market. We now have three tube manufacturing facilities in Canada, the United States and Mexico which produced 350,000 tons of tubular products for our customers in 2004.

Dofasco is also one of only a few global steelmakers which has invested in laser-welded blanking technology. The market for this advanced auto manufacturing technology is expected to grow significantly as a result of its ability to address weight savings and energy efficiency.

Another technology that resulted from the ULSAB project was the use of advanced high strength steels to provide light-weighting characteristics while maintaining strength. Dofasco is quickly building a position in this market by providing technologically advanced dual phase high strength steels to its customers.

In addition, we have a number of joint ventures and agreements with some of the world's leading steel companies, which gives us access to advanced technology for the benefit of our customers.

"Next gen" strategy

We have undertaken an innovative planning process to explore our "next generation" of business opportunities. A group of our employees has been assigned to a project that examines, through Dofasco's particular lens, global forces which are likely to be of defining importance in the next 10 to 20 years, with the objective of identifying opportunities to create value by providing solutions.

The answer to the question, "What's next for Dofasco?" lies in the many significant challenges that global society faces today. The list is formidable – energy supply constraints, changing global trade, the distribution of wealth, societal health, global competitiveness and the universal need for greater levels of productivity, the impact of society on our environment, adequate and safe food supplies, and many more. What the world wants, and what our customers need, will be defined and driven by these challenges. Our "next generation" focus will help us to anticipate and meet emerging needs of our customers.

While this strategy is still evolving, directionally we are starting to see some attractive opportunities that will further build on our strengths as an innovator and as a sustainability-focused company.

For example, we are exploring the area of alternate materials. Dofasco's Zyplex™, an internally developed laminate, is up to 50% lighter than conventional steel products and offers greater strength and better dent resistance than competing composite materials. It is gaining growing acceptance for truck trailer applications and is being tested for a broader range of applications. We are exploring various alternatives to grow our manufacturing capacity for Zyplex™ products.

Dofasco has a history of anticipating the needs of its customers for advanced steel products because we maintain strong and mutually supportive relationships with all our key stakeholders, because we work very hard to maintain a continuous dialogue that allows us to understand the challenges they face and therefore the needs they have, and because our decision-making framework is based on an appreciation of the long-term interdependence between financial, societal,

THE ANSWER TO THE QUESTION, "WHAT'S NEXT FOR DOFASCO?" LIES IN THE MANY SIGNIFICANT CHALLENGES THAT GLOBAL SOCIETY FACES TODAY.

and environmental prosperity. We are confident that our proven track record for providing solutions, in the past and present, will be the foundation for building our "next generation" of successful opportunities.

Health and safety

The health, safety and well-being of every employee is fundamental to Dofasco's continued success and industry leadership. We made substantial progress in 2004 towards our *Journey to Zero* lost-time injuries commitment, and to our longstanding goal of an accident- and injury-free workplace. Gallatin achieved a remarkable lost-time injury rate of zero, and in Hamilton, our 2004 lost-time injury rate of 1.25 per 100 employee-years is one of the lowest rates in our company history.

Dofasco recognized as a top employer

For the third consecutive year Dofasco was named one of Canada's top 100 employers from among 6,000 evaluated by MediaCorp Canada and *Maclean's* magazine. Also for the third year in a row, Dofasco was named one of Canada's 50 Best Employers by *Report on Business Magazine* and Hewitt Associates. Gallatin Steel was recognized as one of the best places to work in the State of Kentucky by the state council of the Kentucky Society for Human Resource Management in conjunction with the Kentucky Chamber of Commerce. These recognitions substantiate that our workforce is highly engaged, which is integral to the company's success.

Environmental leadership

Dofasco's vision of industry leadership extends beyond operating and financial performance. We strive to be the North American leader among steel companies in environmental performance. In 2004 we made major strides towards meeting our long-term commitments in the four key areas we measure to assess our performance: energy,

PERFORMANCE

> Earned record consolidated net income of $376.9 million or $4.92 per common share, a result of excellent operating results and record shipments.

> Named one of the world's most sustainable companies by the Dow Jones Sustainability World Index for the sixth consecutive year – Dofasco is the only steelmaker in the world included in the index.

> Named a member of the FTSE4Good Index, a respected international Corporate Social Responsibility designation. The index is produced by the FTSE Group based in London, England, in order to provide socially responsible investors with the opportunity to gain exposure to companies that meet globally-recognized corporate social responsibility standards.

> Dofasco steel for construction certified with EcoLogo[M] – the first steel company certified to Environment Canada's Environmental Choice[M] Program.

> Continued to implement the first phase and began the second phase of a three-phase, five-year, $700 million Finishing Division Improvement Program in Hamilton that will enhance quality and product mix, reduce costs and improve customer service.

> Dofasco's Hamilton operations ranked second among 30 major North American steel suppliers in an industry-recognized survey on overall customer satisfaction.

> Supported our host communities through employee volunteer activities and through corporate donations that exceeded Imagine program guideline of 1% of pre-tax profits.

> Improved Specific Energy Consumption (gigajoules per tonne of steel shipped) in 2004, remaining on target to meet our voluntary commitment to reduce SEC by 10% between 2000 and 2010.

> Met or on schedule to meet all commitments under our voluntary Environmental Management Agreement with federal and provincial authorities.

> Maintained ISO 14001 registration at all registered operations.

> Received 2004 Award for Excellence in Workplace Literacy from The Conference Board of Canada in the large business category.

> Named one of Canada's Top 100 Employers by MediaCorp Canada and *Maclean's* magazine and one of Canada's 50 Best Employers by *Report on Business Magazine* and Hewitt Associates.

air quality, water use and water quality, and management of secondary materials. We are on target to meet or exceed all our goals under our voluntary Environmental Management Agreement with federal and provincial authorities and we continue to invest in new state-of-the-art emission controls and processes that are expected to generate long-term environmental benefits.

Details of our environmental programs and performance can be found in the section starting on page 24 of this annual report. However, a number of key accomplishments in 2004 stand out. We have reduced our Specific Energy Consumption by 26%, from 22.95 gigajoules per tonne of steel shipped in 1990 to 17.00 gigajoules per tonne of steel shipped in 2004. Over the same timeframe, we have also reduced greenhouse gas emissions intensity by 30%.

In addition, in January 2005, the federal and Ontario governments and the Canadian Steel Producers Association signed a Memorandum of Understanding to work together to address climate change. This agreement will result in an achievable plan for Dofasco and other Canadian steel producers to sustain their leadership position with respect to reducing greenhouse gas emissions, without adversely impacting their competitiveness.

Our support for the community

Dofasco supports the communities where we work through a longstanding and comprehensive donations program and direct community involvement. In 2004, Dofasco and its employees in Hamilton donated more than $3 million to various causes. In 2005 we expect to announce, as part of our broader donations program, more than $5 million in new capital pledges for projects to enhance community capacity and quality of life in Hamilton. Dofasco employees also contribute to each of our host communities, by volunteering their time to important community causes.

Dow Jones Sustainability World Index

Our commitment to all our stakeholders was rewarded again when Dofasco was named to the Dow Jones Sustainability World Index for 2005. Dofasco has been listed on the DJSI World six years in a row, is the only steelmaker in the world currently listed on the index, and is one of 13 Canadian companies listed for 2005. The sustainability ranking is based on environmental, social and economic performance, and includes more than 50 general and industry-specific criteria.

Dofasco is also a member of the FTSE4Good Index, a respected international corporate social responsibility designation that identifies companies working towards environmental sustainability, developing positive relationships with stakeholders and upholding and supporting universal human rights.

Board appointment

Dofasco's Board of Directors added a new member in July 2004, with the appointment of Brian Robbins. He is President and Chief Executive Officer of Exco Technologies Limited. Exco is a TSX-listed company that is a global supplier of innovative technologies servicing the die-cast, extrusion and automotive industries, with operations in Canada, the United States, Mexico and Morocco.

Outlook

Our solutions focus has delivered value to our customers and our shareholders. Our success in this respect continues to benefit all of our stakeholders. We are confident that this focus, as well as our next generation of solutions, will sustain our success far into the future.

DOFASCO HAS BEEN LISTED ON THE DJSI WORLD SIX YEARS IN A ROW AND IS THE ONLY STEELMAKER IN THE WORLD CURRENTLY LISTED ON THE INDEX.



Don Pether PRESIDENT AND CHIEF EXECUTIVE OFFICER

March 7, 2005



Brian MacNeill CHAIR OF THE BOARD

OUR STRENGTHS. OUR RELATIONSHIPS.

EVERYONE WHO HAS A STAKE IN DOFASCO'S LONG-TERM PROSPERITY recognizes that our future depends on success in all three pillars of sustainability – environmental responsibility, social well-being and financial performance.

We can only achieve each pillar with the support of the others. This recognition is the foundation of all our decisions and it drives the commitment we have to maintaining strong relationships with all our stakeholders.

Dofasco and its SHAREHOLDERS have forged a relationship based on shared expectations in pursuit of sustainable value.

We earn the loyalty of our CUSTOMERS by understanding their needs and then offering them products created with the world's best technologies and highest manufacturing, service and performance standards.

We have always conducted our business in a way that seeks to sustain the long-term health both of Dofasco and of the COMMUNITIES where we operate.

Our relationships with SUPPLIERS – our partners in managing our costs – are based on shared expectations of receiving quality goods and services with globally competitive value.

"Our product is steel. Our strength is people." Dofasco's most valuable asset remains our EMPLOYEES. We have a culture that respects people and that has evolved over more than nine decades into a strong set of values and principles for working together. The relationship that Dofasco enjoys with its people is a significant competitive advantage and the reason we are optimistic that we will meet the challenges of a world that is changing – a world that needs solutions.



Barry McNally and Jim Weir of Dofasco's "Launch Team" verify the surface quality of an automotive exposed panel made from Extragal™ manufactured at Dofasco. Barry and Jim dedicate their time to on-site technical support at customers' plants during new vehicle and product launches.

INNOVATION OF OUR BUSINESS PROCESS AND TECHNOLOGIES

DOFASCO IS AN INDUSTRY LEADER in virtually all meaningful operating and financial benchmarks; it's no coincidence we're also one of the world's most innovative steelmakers.

We have invested more than $2 billion in our business over the last decade.

> Dofasco has invested to combine both integrated and electric arc furnace technologies in one plant. This flexibility means we can easily vary production levels depending on steel supply and demand cycles.

> Dofasco was the first and only integrated steelmaker in North America to invest in a minimill.

> Dofasco has invested to make its Hot Mill one of the most productive in the world.

> Dofasco's Tin Mill has been upgraded to produce products of the highest quality to continue to supply the Canadian market as its sole tin producer.

> Dofasco's investment in Galvalume™ upgrades has enhanced our position as the leading supplier to Canadian construction markets.

> Dofasco continues to invest in its core steelmaking business and is in the midst of $700 million of improvements to its finishing operations to bring them to world-class standards.

> Dofasco was the first steelmaker in North America to invest in a tube mill to supply tubing for hydroformed automotive parts.

> Dofasco was the first and is the only steelmaker to bring Extragal™, a unique exposed galvanizing technology, to North America.

> Dofasco is one of only a few global steelmakers who have invested in laser-welded blanking technology.

> Dofasco's innovative Zyplex™ laminate product is up to 50% lighter than conventional steel products.

> Dofasco is the first steel company to be certified by the Environmental Choice℠ Program's steel for construction products standard and the first steel company to earn the right to use the EcoLogo℠ symbol.

> Dofasco was the first Canadian company to sign a voluntary Environmental Management Agreement with provincial and federal regulators, specifying an environmental schedule and action priorities.


INFORM
Assigned Order
Order Number
From:
To:
Deck:
QTY / Load
Done

Morris Restauri was a part of a pilot group that tested Dofasco's new state-of-the-art transportation efficiency system. In 2004, Morris and other coil transporter drivers turned in their radios and began using touch-screen wireless laptops to stay in constant contact with Central Shipping and Dofasco's mills. The new system gives drivers up-to-the-minute information that improves the efficiency of moving steel coils through Dofasco's many operations and out to its customers.

GOVERNANCE

AT DOFASCO, WE VIEW COMPLIANCE WITH CORPORATE GOVERNANCE LEGISLATION AND GUIDELINES AS A STARTING POINT. Our commitment to disclosure is a positive differentiator in the investment community.

The foundation for this approach is our culture. We have always treated all our stakeholders – including our shareholders – with respect and with a sense of long-term commitment.

The essence of governance is the effective stewardship of a corporation. One of the most important aspects of stewardship is the strategic planning process that sets the direction for the corporation. An open, frank and mutually supportive relationship among Dofasco's Board of Directors, executives and management has stimulated a dynamic strategic planning process that takes the company in new directions and elevates performance to new heights – as our results over the past decade have proven.

We think our approach to governance mirrors our approach to the steel business. We always strive for excellence.



Roger Doe is Chair of the Governance Committee of Dofasco's Board of Directors.

FINANCIAL STRENGTH

DOFASCO'S FINANCIAL STRENGTH IS A COMPETITIVE DIFFERENTIATOR. It enables us to invest in new technology, operating improvements and ventures aimed at meeting the future needs of our customers and at creating sustainable value for our shareholders.



Earnings before interest and taxes per shipped ton
dollars
300
200
100
0
-100
-200
00
01
02
03
04
Dofasco Hamilton
Gallatin
Other minimills
Other integrated mills



Annualized shareholder return
2000–2004
%
16
12
8
4
0
-4
Dofasco
S&P/TSX materials
S&P/TSX composite
S&P/TSX 60
S&P 500

EBIT per shipped ton

Over the cycle, Dofasco Hamilton has consistently been one of North America's leading integrated steel mills in terms of operating income for each ton of steel shipped, a measure of profitability and efficiency. Gallatin's performance in 2004 was among the leaders.

Return to shareholders

Our total annualized return to shareholders over the past five years, comprised of common share dividends and share appreciation, was 14%. Our commitment to our shareholders is that we will only pursue growth opportunities where we can earn at least our cost of capital; otherwise, we will return the capital to our shareholders.

Balance sheet strength

Our balance sheet is strong and provides the flexibility we need to respond to a dynamic marketplace. Dofasco's credit ratings are among the best in the steel industry.

Cash flow

Dofasco has generated more than $2 billion in cash from operations over the past ten years allowing us to invest in new technology and facilities.



AN OPEN LETTER FROM COMMUNITY STAKEHOLDERS. In an effort to promote transparency of reporting and to engage stakeholders in the reporting process, Dofasco asked three community members to review the Social Well-Being and Environment and Energy sections of our annual report (pages 17 to 35). We are pleased to present their opinion.

Dear Fellow Stakeholder,
Dofasco Inc. takes a sustainable approach to both managing and reporting on its business.

This is the fourth year that Dofasco has reinforced its commitment to sustainability by reporting, in its annual report, on activities and areas that impact stakeholders beyond financial performance. The 2004 annual report includes an assessment of these activities, progress achieved towards targets where appropriate, and plans for future improvement.

We have been asked, as community representatives, to review the quality and accuracy of the content and data in the Social Well-Being, and Environment and Energy sections of Dofasco's 2004 annual report, reported on pages 17 through 35.

We were provided with these sections of the annual report in draft form and given the opportunity to examine them, comment on them and ask questions of management representatives from Dofasco's Public Affairs, Environment and Energy, Health and Safety, Human Resources, Purchasing, Taxation and Zyplex™ Technologies departments.

All our questions, and requests for explanation or clarification, on the company's performance, data measured, and goals for the future were answered directly and detailed information was provided upon request.

Dofasco was quick to respond and open to suggestions and feedback. Responses to our inquiries were detailed, thoughtful, and knowledgeable. The various departmental representatives were well prepared, candid and informative. Some changes were made to the annual report as a result of our discussions.

We believe that our involvement in this community audit process, and the content disclosed in the 2004 annual report, underscores Dofasco's commitment to the four principles of sustainability:

- Openness and transparency,
- Long-term perspective,
- Interconnectivity between society, economy and environment, and
- Equity and fairness.

We believe that Dofasco has made a sincere effort to disclose all key information relating to their Social Well-Being and Environment and Energy activities and we commend Dofasco's initiative in reporting to and involving the community.

Dofasco sets a positive example for others to follow. We encourage the company to share this information with the broader community to promote the efforts that Dofasco has undertaken to be a community leader, model employer and steward of our environmental resources.

Susan West
PROGRAM MANAGER
THE ONTARIO TRILLIUM FOUNDATION

Kenneth Hall
PAST PRESIDENT
BAY AREA RESTORATION COUNCIL

Linda Harvey
SENIOR PROJECT MANAGER,
SUSTAINABILITY
CITY OF HAMILTON

DOFASCO SEEKS TO CREATE VALUE FOR ALL OF ITS STAKEHOLDERS. THIS IS ROOTED IN DOFASCO'S APPROACH TO MANAGING ITS BUSINESS ACCORDING TO THE PRINCIPLES OF SUSTAINABILITY.

SOCIAL WELL-BEING

DOFASCO STRIVES TO DEMONSTRATE ITS COMMITMENT TO THE PRINCIPLES OF SUSTAINABILITY THROUGH CIVIC LEADERSHIP IN AREAS SUCH AS HEALTH CARE, EDUCATION AND SOCIAL SERVICES, in its sponsorships of community events that enhance the quality of life in its host communities, and in its significant financial contributions to community organizations and projects that add value to the community. For example, in 2005 Dofasco will announce new capital pledges in excess of $5 million to a range of important organizations and projects that help enrich the quality of life in the communities in which it does business, as part of its overall donations activity.

For more information on Dofasco's donations activities please refer to *Dofasco's Guidelines for Giving* at www.dofasco.ca.

www.dofasco.ca
- **About Us**
  - **Dofasco in the Community**
    - **Dofasco's Guidelines for Giving**



Dave Hudspeth of Zyplex™ Technologies and daughter Danielle, along with other members of their family, enjoy many Dofasco-sponsored recreational activities. Dave, and his wife, Sandy Coleman, who works in Dofasco's Information Systems department, and their children, Danielle and Jacob, enjoy a range of activities including hockey, soccer, slo-pitch, volleyball, and family skating at Dofasco's recreation park.



OUR ECONOMIC PROSPERITY

DOFASCO PERCEIVES A DIRECT RELATIONSHIP BETWEEN SOCIAL COHESION, HEALTHY COMMUNITIES AND ECONOMIC PROSPERITY.

Economic development

Dofasco engages in economic development on a local, regional and national scale in the belief that the sustained economic prosperity of the company and its host communities is interrelated.

Locally, Dofasco is represented on the boards of the Hamilton Civic Coalition, the Hamilton Chamber of Commerce, and the Burlington Economic Development Corporation. Among other initiatives, these organizations pursue development strategies in order to stimulate sustainable economic growth. Increasingly, these strategies are consistent with the principles of the "Smart Growth" movement, of which Dofasco has been a supporter. Dofasco continues to work with key stakeholders such as the federal and provincial governments, the City of Hamilton and post-secondary educational institutions to promote the Hamilton area as a unique centre of advanced manufacturing in Canada. Dofasco supports similar activities in other host communities. For example, senior company representatives at Dofasco's facility in Monterrey, Mexico serve on the local chapter of the Canadian Chamber of Commerce in Mexico, promoting commercial links between Canada and Mexico.

A senior company representative is working with a range of stakeholders on the Steering Group of the Ontario Economic Summit to develop a framework for Ontario's continued economic prosperity. This multi-stakeholder initiative, under the auspices of the Ontario Chamber of Commerce and the Office of the Premier, brings together government, labour, academics and business to develop an action plan in support of Ontario's economy.

Dofasco worked with Tourism Hamilton to produce a video about the city for the Travel Media Association of Canada (TMAC) conference, hosted by Tourism Hamilton in February 2005. This project was in support of Tourism Hamilton's efforts to build a stronger economic and social foundation for the City of Hamilton by drawing tourists and businesses to the city.

In addition to directly supporting economic development at the local and regional levels, Dofasco supports business associations such as Canadian Manufacturers & Exporters, which has initiated an important project to strengthen Canada's manufacturing base. In 2004, the company hosted *Manufacturing 20/20* discussions centred on sustaining growth in Canada's manufacturing sector.

Dofasco's President and CEO Don Pether is also working with the Canadian Council of Chief Executives to address key priorities surrounding international trade and with the Conference Board of Canada to examine strategies to improve the commercialization of innovation in Canadian business.

Direct investments in our host communities

In 2004, Dofasco announced the second phase of a $700 million investment in its finishing operations. Half of this investment is going directly into the local economy in the form of wages and contracts with local suppliers. Dofasco has also invested in its primary operations, undertaking the rebuild of one of its blast furnaces. When the furnace begins operation in 2005, it will lead the global steel industry in efficiency, safety and environmental controls. Simultaneously, significant changes to Dofasco's facilities

Vasudha Seth is part of Dofasco's Strategic Development Group that is assessing global trends and investigating future business opportunities.



provide an opportunity to study and enhance the aesthetic impact of the company's operations, in recognition of the role of aesthetics in respect to employee and community pride and quality of life. Improvements include berming, green-belting and landscaping. Dofasco has undertaken formal consultation with neighbours and other directly affected stakeholders in respect to all of its major facility projects.

Dofasco builds relationships within the community by proactively informing the public before engaging in any activities that may affect the community. In Hamilton, this has taken the form of meetings with community leaders to discuss changes to operations and has often involved knocking on doors to provide detailed information about construction projects taking place at company facilities.

Supplier relationships

Sustaining mutually beneficial relationships with suppliers helps Dofasco maintain a globally competitive supply base. In 2004, these relationships were tested as Dofasco faced raw material shortages, labour interruptions at suppliers' operations and rising scrap prices brought on by increased demand from China. Because of its strong supplier relationships and the contingency plans that were in place to manage these challenges, Dofasco experienced no supply disruptions affecting operations. Dofasco continues to work with its key suppliers to enhance the competitiveness of our supply base, which ultimately helps Dofasco maintain world-class cost competitiveness.

Dofasco, along with other Canadian Steel Producers Association members and the governments of Canada and Ontario, signed a Memorandum of Understanding to work together to reduce greenhouse gas emissions. As part of this commitment, Dofasco has pledged to work with its suppliers to encourage emission reductions throughout the supply chain.

Sharing the rewards

In 1938, Dofasco became the first company in Canada to introduce profit sharing. Every year, 14% of Dofasco's pre-tax profits from Hamilton's steelmaking operations are divided equally among eligible Dofasco Hamilton employees. Half of this amount is deposited into the employee's pension account. The other half can be taken as cash or deposited to the employee's Deferred Plan account.

In addition to profit sharing, every Dofasco Hamilton employee's compensation has a variable portion of 10% or greater tied to specific performance targets including health and safety, customer service, revenue, cost and return on capital employed.

Dofasco's employees shared in a successful 2004, earning approximately $150 million relating to employee performance-based compensation plans and the Hamilton employees' profit sharing plan.

Dofasco assists employees preparing for retirement by offering seminars that provide valuable information on financial planning and how to develop a successful retirement plan. The company's employee pension plans, in aggregate, are fully funded.

RECOGNIZING AND REWARDING EMPLOYEES FOR CONTRIBUTING TO THE COMPANY'S SUCCESS IS FUNDAMENTAL TO THE COMPANY'S VALUES.

Material and energy purchases
millions of dollars


1,500
1,200
900
600
300
0
00 01 02 03 04

Direct local purchases
millions of dollars


1,200
960
720
480
240
0
00 01 02 03 04

Total contributions to economy
Total wages plus material and energy purchases
millions of dollars


2,000
1,600
1,200
800
400
0
00 01 02 03 04

Taxes paid by Dofasco Hamilton and its employees
Dofasco taxes consist of payroll, property, income, capital, royalty and commodity. Employee taxes consist of withholdings of income tax, CPP and EI.
millions of dollars


250
Dofasco Hamilton
Employees
200
150
100
50
0
00 01 02 03 04

Profits shared with employees
millions of dollars


75
60
45
30
15
0
00 01 02 03 04

COMMUNITY CAPACITY

DOFASCO BELIEVES THAT THE STRENGTH OF ITS HOST COMMUNITIES CONTRIBUTES TO ITS OWN SUCCESS.

Capacity building

Through substantive engagement in all aspects of the community, through corporate giving, civic leadership, public consultation and voluntarism, the company builds capacity and improves social cohesion.

By supporting major projects such as the Art Gallery of Hamilton's $18 million renovation project and sponsoring events that celebrate the community's cultural heritage such as the Hamilton Music Scene Festival, Ontario Music Festival and Burlington Sound of Music Festival, the company enriches the lives of employees, retirees, their families and friends, and helps to enhance community quality of life.

Through financial contributions and partnerships, Dofasco supports the educational system that supplies its host communities with the skilled, knowledgeable workforce needed to sustain manufacturing, and increase their potential to attract other business. Dofasco has endowed three research chairs, two at McMaster University and one at the University of British Columbia. Dofasco has also supported diverse academic programs and capital projects and assisted in the development of program curricula that address Dofasco's needs and contribute more broadly to societal needs. These are close, daily, working collaborations, exemplifying an approach that spans relations with the universities and colleges Dofasco works with and supports throughout Canada.

As co-chair of the Hamilton Civic Coalition with Dr. Peter George, President and Vice-Chancellor of McMaster University, Dofasco's President and CEO, Don Pether, is leading a broad-based community discussion directed at strengthening the city's economic and social future. Dofasco's Director of Human Resources, Brian Mullen, serves on the Board of the Hamilton Community Foundation, to help the foundation serve Hamilton through a number of important foundation initiatives.

A number of Dofasco employees have held, and continue to hold, public office in local governments. Dofasco provides flexible work arrangements wherever possible to support these personal commitments to public service.

Voluntarism

Dofasco employees embrace company values at work and in the community. A 2002 survey of employee voluntarism indicated that 43% of Dofasco employees give their time and energy to volunteer for a diverse range of community organizations. This spirit was illustrated in 2004 when Hamilton employees, in support of Hamilton Food Share's holiday food drive, collected in excess of 4,900 pounds of food.

Dofasco played a key role in the renovation of the Art Gallery of Hamilton, donating steel cladding used on the building's exterior. Ken De Souza, Manager, Construction and Manufacturing, Market Development and Product Applications, helped to arrange the donation to the Gallery.




Total company and employee donations
millions of dollars
4.0
3.2
2.4
1.6
0.8
0
■ Employee
:: Company*
00 01 02 03 04
*Based on formula: 1% of Dofasco Hamilton's pre-tax profits, 3-year rolling average.


2004 donations by sector
millions of dollars
1.25
1.00
0.75
0.50
0.25
0
■ Other
:: Local community
Civic & Environment
Culture
Education
Health
Social services


Gender diversity
% of total employees who are female
25
20
15
10
5
0
■ Salaried
:: Hourly
00 01 02 03 04

This reflection of Dofasco's core values can also be seen through the individual efforts of employees such as Don MacVicar of Dofasco's Purchasing department. Don and his wife Carole, co-directors of a non-denominational ministry, were chosen to receive the 2004 Canada YMCA Peace Medal in recognition of their personal commitment to making a difference in their community. Tom Crawford, of Dofasco's Process Automation department, was one of six finalists honoured at the 2004 Royal Bank Distinguished Citizen of the Year Awards. Tom was recognized for his tireless work and dedication to Hamilton's Bay Area Science and Engineering Fair, one of the largest and most successful in Canada.

Dofasco's senior management team is active in the community. President and CEO Don Pether serves on the Board of Governors of McMaster University and the Council of Governors of the Art Gallery of Hamilton. Dofasco's Executive Vice President and Chief Operating Officer, Allen Root, serves as Chair of Hamilton Health Sciences' Cornerstone of Care Campaign, the second largest hospital campaign and the largest hospital redevelopment project in the province of Ontario.

Corporate philanthropy

Dofasco is a major supporter of important community organizations and projects, such as Hamilton Food Share's capital campaign, which focused on making improvements to Food Share's distribution facility. Dofasco contributed $50,000 in bricks and mortar funding to the project. Employees also contribute to various community organizations through the Employee Donations Fund. In 2004, this fund donated in excess of $769,000 to local charitable organizations including Easter Seals, Friends for Success and Mission Services.

Dofasco people support numerous organizations and events within their host communities. In 2004, total company and employee donations exceeded $2.9 million. When tragedy struck in South Asia, this support extended to the global community. To help those affected the company donated $100,000 to the Red Cross South Asia Earthquake and Tsunami Relief Fund. Employees contributed a further $10,000 through the Employee Donations Fund, and many gave generously through personal donations.

THE SINGLE LARGEST DONOR TO UNITED WAY OF BURLINGTON AND GREATER HAMILTON, DOFASCO AND DOFASCO EMPLOYEES CONTRIBUTED IN EXCESS OF $8 MILLION OVER THE LAST 10 YEARS. LOCALLY, THE UNITED WAY SERVES 60 AGENCIES AND SUPPORTS 119 PROGRAMS AND SERVICES.

OUR QUALITY OF LIFE

ENCOURAGING THE HEALTH AND WELL-BEING OF EMPLOYEES, RETIREES AND FAMILIES IS A PRIORITY FOR DOFASCO.

Jennifer Passalent, of Dofasco's Purchasing department, shows her son Matthew how to grip a golf club at the F.H. Sherman Recreation and Learning Centre. The 100-acre park offers employees, retirees and their families a wide range of programs and activities that encourage healthy lifestyles.



Wellness

Dofasco proactively engages employees in education and activities focused on encouraging healthy living habits.

Dofasco has a Lifestyle Program that recognizes that a healthy lifestyle is a function of a person's physical, mental and social well-being. Thirty-five volunteer committee members run the company's Lifestyle Program, organizing a variety of activities, events and education sessions including Dofasco's annual Health and Safety Fair. The 2004 fair attracted in excess of 3,500 employees, retirees and their families.

This recognition of the importance of active living is also evident in the increasing number of employees using the company's three, 24-hour, on-site fitness facilities. Qualified fitness instructors run these facilities. Visits reached a record of 47,099 for the year.

Dofasco made a significant statement about the value of encouraging recreational activity and social interaction when it opened its 100-acre recreation park and conference centre 26 years ago. In 2004, more than 6,000 employees, retirees, family members and friends enjoyed an assortment of sports activities and programs at the park, focused on encouraging active living.

A "Fit for work. Fit for life." Healthy Workplace Speaker Series was held in late October to share information on health and safety related issues with employees.

Health and safety

Health and safety is integral to every decision Dofasco makes. Every employee supports Dofasco's health and safety program, working together to identify potential hazards and minimize risks. The result is a safer, healthier workplace. This approach was proven in 2004 with employees achieving among the lowest lost-time injury and all reported injury rates in the company's history.

To secure every employee's commitment to health and safety, Dofasco encourages proactive reporting of concerns, identifying potential hazards and seeking employee input into solutions to health and safety issues. To assist in this process the company has developed a health and safety best practices manual focused on developing programs to increase the level of engagement among employees.

Dofasco is reducing the risk of accidents through integrating health and safety into the design of its facilities. This approach is evident in the various initiatives associated with the current Finishing Division Improvement Program, and has also been applied to upgrades of existing facilities and equipment including the No. 2 Blast Furnace rebuild.

Dofasco's health and safety program is frequently benchmarked against industry leaders. In 2004, the International Iron and Steel Institute's Health and Safety Committee met at Dofasco's Hamilton site to share industry best practices around health and safety. The group comprises 26 member companies from around the world.

In 2004, the company continued its sponsorship of Our Youth at Work Associates to raise awareness amongst employers and young people entering the workforce about the importance of workplace safety.

Education and training

Lifelong learning is essential to maintaining a skilled, educated workforce. Dofasco offers its employees access to education throughout their careers.

Employees are encouraged to take advantage of the company's tuition reimbursement program, which allows them to return to the classroom to pursue diplomas, degrees and certificates in subjects pertaining to their careers with 100% of the cost refunded on successful completion. In 2004, Dofasco paid approximately $290,000 in tuition reimbursements.

Dofasco sent three senior executives to York University's Sustainable Enterprise Academy in 2004. The academy helps Canadian business leaders understand the impact business has on important social and environmental issues in their communities. Dofasco has put 16 senior executives through the program since it began in 2000. In addition to providing training for executives, a senior representative from the company's Human Resources department serves on the Ivey Executive Development Advisory Board, which examines new and innovative ways to address the educational requirements of Canada's business leaders.

As part of Dofasco's strong focus on leadership development, the company put 300 of its employees through its Coaching for High Performance program in 2004. Developed by Dofasco for Dofasco, this action-based learning program uses real-life scenarios to develop leadership skills.

A senior representative from Dofasco's Human Resources department serves on the Skilled Trades Committee of the Canadian Steel Trade and Employment Congress offering input into the skills training needs within the steel industry. Dofasco has the second largest apprenticeship program in the province of Ontario.

In 2004, Dofasco's commitment to developing educational opportunities for employees was recognized with the Conference Board of Canada's Award for Excellence in Workplace Literacy. For the third consecutive year the company was named to *Report on Business Magazine's* 50 Best Employers list and was designated one of Canada's top 100 employers by *Maclean's* magazine.

Over the last five years, Dofasco has employed an average of 476 students annually in various roles throughout the company.

DOFASCO PLACED FIRST IN OUR SIZE CATEGORY IN THE CITY OF HAMILTON'S 2004 ACTIVE LIVING CHALLENGE, RECORDING THE HIGHEST PARTICIPATION RATE AMONG EMPLOYEES.

Employee satisfaction
Attrition and job satisfaction
%



100
75
□ % employees satisfied
■ Attrition rate
50
25
0
00 01 02 03 04

All reported injury frequency
Injuries per 100 employee-years



25
20
15
10
5
0
00 01 02 03 04

Lost-time injuries
Injuries per 100 employee-years



2.5
2.0
1.5
1.0
0.5
0
00 01 02 03 04

Scholarships to employees' children
thousands of dollars



100
80
60
40
20
0
00 01 02 03 04

Tuition refunds
thousands of dollars



300
240
180
120
60
0
00 01 02 03 04

ENVIRONMENT AND ENERGY

THE CONSERVATION AND PROTECTION OF THE NATURAL ENVIRONMENT IS A FUNDAMENTAL CONSIDERATION IN DOFASCO'S DECISION MAKING. ENVIRONMENTAL QUALITY AND THE WELL-BEING OF OUR COMMUNITY ARE PRIMARY GOALS FOR ALL DOFASCO PEOPLE.

Dofasco's policy on the environment includes commitments to:

Sustainable Development: We will take an integrated approach to improve our environmental performance, improve the quality of life of our employees and the community, and achieve our financial goals.

Managing Resources: We will optimize the use of resources by reducing, reusing, recovering, and recycling energy, raw materials, water and by-products.

Pollution Prevention: We will minimize our environmental impact through innovative design and practices to improve our processes and our products.

Product Stewardship: We will work with our customers and suppliers to maximize the inherent advantages of steel's strength, recyclability and cost-effectiveness across the steel product life cycle.

Continual Improvement: We will use our environmental management system, which includes setting objectives, assigning responsibilities, communication, training, auditing, and assessing risks to achieve this.

Exceeding Expectations: We will meet standards set by legislation and go beyond compliance where appropriate through voluntary commitments to stakeholders.



Dofasco was the first company in Canada to enter into a voluntary Environmental Management Agreement (EMA) with the federal and provincial governments in 1997. DOFASCO HAS MET, SURPASSED OR IS ON SCHEDULE TO MEET ALL COMMITMENTS UNDER OUR EMA BEFORE THE AGREEMENT EXPIRES AT THE END OF 2005. Full details on the EMA and Dofasco's performance are available on the Environment and Energy section of Dofasco's website at www.dofasco.ca.

www.dofasco.ca
Environment and Energy
Environmental Agreement

Dofasco's vision is to be the North American leader among steel companies in environmental performance. Dofasco's performance is measured in four key areas:

> **Energy**
> **Air quality**
> **Water use and water quality**
> **Management of secondary materials**

Dofasco's Hamilton operations performance in these areas in 2004 is detailed in the following pages. For information related to subsidiaries and joint ventures, see pages 36 to 39.

Dofasco's Hamilton operations were found to be in compliance with the ISO 14001 Environmental Management System (EMS) international standard following a successful re-certification audit in 2004. Registration to ISO 14001 confirms that Dofasco's Environmental Management System meets world-class performance standards.

Auditors from SRI-Environmental System Registrar described Dofasco's EMS as "comprehensive, elaborate, sophisticated, very well defined and detailed." Dofasco's EMS comprises the company's responsibilities and accountabilities and practices, procedures and resources used to address environmental issues.

The re-certification audit involved a detailed review of documentation, inspections of Dofasco's facilities and interviews with leadership and randomly selected employees. A shared commitment to environmental performance among leadership and employees was noted by the auditors, as well as the cleanliness of Dofasco's operations and the use of unique environmental management tools. Twelve minor non-conformances were identified by the auditors and were resolved.

Dofasco's environmental performance was found to be very good in the 2004 International Iron and Steel Institute (IISI) sustainability reporting project. Dofasco's environmental performance was above average relative to more than 30 other steelmakers participating in the global benchmarking study, which included five key environmental indicators that measured greenhouse gas emissions, material efficiency, energy intensity, steel recycling and environmental management systems.

Dofasco is among the world's leading steel companies in developing new technologies and products to reduce greenhouse gas emissions by improving automotive fuel efficiency. In 2004, Sustainable Development Technology Canada announced approval in principle, pending final agreement, of funding for a project involving Dofasco and a major automotive manufacturer. The companies will demonstrate the efficacy of Zyplex™, a lightweight, high-strength laminate product developed and patented by Dofasco. The laminate will be applied to vehicle body panels to assess the fuel savings achieved in automotive applications.

SUSTAINABILITY

ENERGY

DOFASCO IS FOCUSED ON REDUCING ENERGY INTENSITY TO IMPROVE COST COMPETITIVENESS AND REDUCE GREENHOUSE GAS EMISSION INTENSITY.

Since 2000, Dofasco has reduced Specific Energy Consumption (SEC) by 9.0%, from 18.69 gigajoules per tonne of steel shipped (GJ/ts) in 2000 to 17.00 GJ/ts in 2004 and remains on target for meeting its commitment of reducing SEC by 10.0% between 2000 and 2010. The commitment was made as part of a voluntary Canadian steel industry agreement with the federal government. Under an earlier agreement, Dofasco had reduced SEC by 18.7% between 1990 and 2000.

Dofasco is among the dozens of global steel companies participating in the IISI's CO_2 Breakthrough Program. Initiated in 2003, the global research and development initiative is identifying potential breakthrough technologies and revolutionary processes for making steel with radically reduced carbon dioxide (CO_2) emissions. Canadian steel producers and the federal government are sharing resources and expertise on one of seven regional research projects.

Industry and government participation in the CO_2 Breakthrough Program was among the key elements in a Memorandum of Understanding signed in January 2005 by the federal and Ontario governments and the Canadian Steel Producers Association (CSPA), of which Dofasco is a member. The agreement provides a framework within which governments and the steel industry will work collaboratively to develop a leadership agenda for greenhouse gas emission reduction. The memorandum recognizes the interdependence between sustained economic competitiveness and the achievement of further environmental improvement. The CSPA is committed to working with government to develop greenhouse gas emission intensity targets for the first Kyoto budget period of 2008 to 2012.

Dofasco began implementation of a multi-year Primary Energy Improvement Program in 2004. The Primary Manufacturing Division, which comprises the company's cokemaking, ironmaking, steelmaking and hot rolling operations, consumes the most energy at Dofasco. The improvement program includes training for more than 500 employees, who will help identify opportunities for further reducing energy use.

DOFASCO IS ACHIEVING ENERGY INTENSITY REDUCTIONS THROUGH INCREASED PRODUCTIVITY, QUALITY IMPROVEMENTS AND ENERGY CONSERVATION.

Tracking energy performance and improvements will now be easier and more accurate, following completion in 2004 of a project that automated and standardized energy and CO_2 performance indicators for the operating units in Dofasco's Primary Manufacturing Division. The Mass and Energy Balance Model tracks energy inputs and outputs at all primary manufacturing operations and provides detailed analysis on the energy consumption of electricity, steam, natural gas and by-product fuels.

To identify additional energy improvement opportunities, Dofasco participated in an energy benchmarking study of Canadian steel producers in 2004. The study provided an opportunity to compare performances and share best practices. Results showed that Dofasco's overall energy performance was superior to the current Canadian average. Performance at Dofasco's Hot Mill and Electric Arc Furnace were comparable with global leaders and the operations led the Canadian steel industry. In 2005, the leading global technologies that Dofasco has not yet adopted will be reviewed for their applicability.


Specific energy consumption
gigajoules/tonne of steel shipped
25
20
15
10
5
0
90
00
01
02
03
04
Base year
Specific greenhouse gas* emissions
kg/tonne of steel shipped
2,000
1,600
1,200
800
400
0
90
00
01
02
03
04
Base year
*These gases include carbon dioxide (CO_2), methane (CH_4) and nitrous oxide (N_2O).


DOFASCO

Harry Gou created a program to track and tally energy and CO_2 performance for Dofasco's Primary Manufacturing Division in 2004.

AIR

DOFASCO CONTINUED TO WORK COLLABORATIVELY WITH FEDERAL AND PROVINCIAL GOVERNMENTS IN 2004 ON THE DEVELOPMENT OF NEW EMISSION STANDARDS AND REGULATIONS FOR THE STEEL INDUSTRY.

Throughout 2004, Dofasco worked with stakeholders from the federal and provincial governments and non-government organizations in the Steel Environmental Multi-stakeholder Advisory Group (SEMAG) to develop environmental performance standards. Once completed, they will form an integral part of the second edition of the Environmental Codes of Practice published under the Canadian Environmental Protection Act.

Dofasco was among the companies providing input into the Ontario Ministry of the Environment's new Industry Emission Reduction Plan (IERP) in 2004. The plan aims to reduce smog through regulation of sulphur dioxide (SO_2), nitrogen oxide (NO_X), airborne particulate and volatile organic compound emissions. Dofasco had provided consultation into earlier stages of the IERP, including the Smog Accord, the Anti-Smog Action Plan and the Clean Air Plan for Industry.

The Hamilton Air Monitoring Network, of which Dofasco is a member, completed its first year of operations in 2004. The 22 member industrial companies monitor air quality in Hamilton's industrial area and identify air quality issues in need of additional attention. The network assumed responsibility from the Ministry of the Environment for ongoing operating costs and expenses related to the upgrading of air monitoring equipment and instruments.

Investments made in new state-of-the-art emission controls and processes at Dofasco's No. 2 Blast Furnace are expected to generate long-term environmental benefits. The rebuilt furnace is scheduled to return to operation in the spring of 2005. Hot metal from the furnace will now flow more smoothly through a redesigned network of hooded troughs. Less turbulence in the covered troughs will result in lower emissions of SO_2, particulate and other parameters.

Inventory of particulate emissions – 2004


Material handling and wind erosion 11%
Point sources 35%
Roads 37%
Process fugitives 17%



Steve Adams, Hamza Al-Habbal and John Lundrigan at the new odour neutralizing and reducing equipment at Dofasco's Continuous Pickling Cold Mill (CPCM).

An innovative and low-cost solution for significantly reducing emissions caused by cutting large pieces of scrap was pioneered at Dofasco in 2004. The scrap pieces, many of which are comparable in size to compact cars, are now frozen with nitrogen and then shattered into smaller-sized fragments that can be safely recycled in Dofasco's Electric Arc Furnace. The new approach virtually eliminates the previous method of scrap cutting with torches that produced emissions.

Greenbelting and paving projects continued to be carried out throughout Dofasco's 700-acre property in Hamilton in 2004 to further reduce air particulate caused by vehicular and windblown dust. A high-traffic roadway in Dofasco's Primary Manufacturing Division that had been a significant source of dust was paved in 2004. A team of Dofasco people engineered a process for recycling storm runoff from the road. All of the runoff is collected, filtered for particulate and oils and then mixed with water to rapidly cool coke. The recycling process prevents runoff from discharging into Hamilton Harbour through storm sewers.

Sulphur dioxide emissions increased in 2004 from the previous year due to structural problems that developed late in the year at one of three towers used to desulphurize coke oven gas for recycling in Hot Mill reheat furnaces. An engineering solution is being developed to resolve the problem and will be implemented early in the spring of 2005.


Benzene emissions to air
kg/tonne of steel shipped
0.25
0.20
0.15
0.10
0.05
0
93 00 01 02 03 04
Base year
SO_2 emissions to air
kg/tonne of steel shipped
2.0
1.6
1.2
0.8
0.4
0
90 00 01 02 03 04
Base year
PAHs emissions* to air
kg/tonne of steel shipped
0.010
0.008
0.006
0.004
0.002
0
90 00 01 02 03 04
Base year
*Emissions refer to the CSPA emission calculation for PAH10.
NO_x emissions to air
kg/tonne of steel shipped
1.5
1.2
0.9
0.6
0.3
0
90 00 01 02 03 04
Base year
Particulate emissions to air from all sources
kg/tonne of steel shipped
2.0
1.6
1.2
0.8
0.4
0
90 00 01 02 03 04
Base year

WATER

SIGNIFICANT INVESTMENTS IN ENVIRONMENTAL TECHNOLOGIES DURING THE 1990S HAVE RESULTED IN A WORLD-CLASS WATER MANAGEMENT SYSTEM AT DOFASCO.

Dofasco is fully engaged as a community stakeholder in the restoration of Hamilton Harbour and the delisting of the harbour as an Area of Concern as identified by the International Joint Commission of the Great Lakes.

Dofasco is a member of the Bay Area Restoration Council, a non-profit organization established to monitor, assess and promote the Hamilton Harbour Remedial Action Plan (RAP). Dofasco also serves on the Bay Area Implementation Team, which is a group of public and private sector organizations responsible for coordinating implementation of the Remedial Action Plan.

Six potential materials for containing and capping sediment in Dofasco's boat slip were tested in 2004. The sediment was contaminated with coal tars during an earlier era that predates today's environmental awareness and controls. Dofasco, the Ministry of the Environment and Environment Canada are working to identify the most environmentally sound and cost-effective way to address the sediment.

Three sources of treated water are discharged from Dofasco into the municipal sanitary sewer system. There were no compliance issues in 2004 with the respective agreements Dofasco has in place with the City of Hamilton or with the city's sewer by-law.

In 2004, Dofasco outperformed Municipal-Industrial Strategy for Abatement (MISA) water requirements established by the provincial government. More than 6,000 daily and weekly analytical water tests, including toxicity testing, were conducted, with Dofasco meeting or surpassing regulatory requirements on 100% of the tests.

There were 21 reportable spills to water in 2004. Being minor in nature and quickly identified and controlled, the reported spills had no adverse impact on the environment. All spills are investigated to identify opportunities for ongoing improvement to Dofasco's water management systems.

On February 14, 2005, charges under each of the Ontario Water Resources Act (OWRA) and the Ontario Environmental Protection Act relating to a January 2000 wash oil spill at Dofasco's boat slip were dismissed, as the court acknowledged that Dofasco had responded responsibly and with due diligence to a unique set of circumstances. On a second OWRA charge related to the same incident, a three-hour delay in reporting the spill to the Ministry of the Environment (MOE), during which time clean-up activities were under way, resulted in Dofasco being convicted and fined $60,000 for failing to immediately notify the MOE.

Total process effluent to Hamilton Harbour*
g/tonne of steel shipped


1,100
880
660
440
220
0
90
00
01
02
03
04
Base year

*Includes ammonia, phosphorus, suspended solids, oil and grease, DOC, phenolics and cyanide



Sing Ha completes another analytical water test at Dofasco's Chemical Laboratory – one of the 6,000 daily and weekly tests that Dofasco conducted in 2004 to meet Municipal-Industrial Strategy for Abatement (MISA) requirements.

SUBSTANCE	MISA LIMIT (KG/DAY)	DOFASCO PERFORMANCE (KG/DAY)	% OF LIMIT
Suspended solids	646	122.48	19%
Cyanide	19.8	0.18	1%
Ammonia	152	34.06	22%
Lead	6.08	0.60	10%
Zinc	11.7	2.65	23%
Phenolics	0.364	0.106	29%

DOFASCO HAS REDUCED ITS DISCHARGE OF TOTAL PROCESS EFFLUENT TO HAMILTON HARBOUR BY MORE THAN 97% SINCE 1990.


Ammonia to
Hamilton Harbour
g/tonne of steel shipped
50
40
30
20
10
0
90
00
01
02
03
04
Base year


Phenolics to
Hamilton Harbour
g/tonne of steel shipped
1.5
1.2
0.9
0.6
0.3
0
90
00
01
02
03
04
Base year


Dissolved organic
compound to
Hamilton Harbour
g/tonne of steel shipped
150
120
90
60
30
0
90
00
01
02
03
04
Base year


Zinc to
Hamilton Harbour
g/tonne of steel shipped
2.0
1.6
1.2
0.8
0.4
0
90
00
01
02
03
04
Base year


Suspended solids
to Hamilton Harbour
g/tonne of steel shipped
800
640
480
320
160
0
90
00
01
02
03
04
Base year

SECONDARY MATERIALS

BY EFFECTIVELY MANAGING SECONDARY MATERIALS, DOFASCO STRIVES TO REDUCE THE VOLUME OF WASTE SENT TO LANDFILL, REDUCE COSTS AND GENERATE ADDITIONAL REVENUES.

Finding new markets for secondary materials is an important function of the By-products Marketing department at Dofasco. For example, in 2004, more than 145,000 tonnes of oxide dusts were diverted from landfill and used in the sintering market.

The Ontario Ministry of the Environment consulted with Dofasco and other stakeholders in 2004 on the development of draft regulations to establish pre-treatment standards for hazardous waste prior to landfill disposal. The intent of the regulations is to achieve closer harmonization of hazardous waste standards in the United States and Ontario and reduce untreated hazardous waste imports into the province.

Since 2001, all zinc-rich dust from Dofasco's Electric Arc Furnace has been recycled at a metals recovery facility. A project to recycle all remaining dusts from Dofasco's steelmaking operations was initiated in 2004 to redirect from landfill approximately 4,800 tonnes of dust to the Electric Arc Furnace, generating annual estimated savings of approximately $1 million.

All slag from Dofasco's blast furnaces and steelmaking operations was recycled in 2004. The 765,000 tonnes of slag was used in the manufacture of cement, cinder blocks, road aggregate and asphalt, as well as other substitutes for natural aggregate.

In 2004, Dofasco investigated an opportunity to recycle liquid chrome waste from its Tin Mill. A contract will be finalized in early 2005 to use the waste as a raw material in the production of stainless steel, eliminating the hazardous waste disposal of more than 300 tonnes of chrome solution annually.

An internal scrap recovery program launched at Dofasco in late 2003 resulted in reducing scrap purchases by more than $2.6 million to the end of 2004. Employees identified approximately 13,600 tonnes of old steel on Dofasco property that was recycled into new steel. The scrap, which included rolling stock, rail cars and unused equipment, was recycled in Dofasco's basic oxygen and electric arc furnaces.

MORE THAN $36 MILLION WAS GENERATED FROM THE SALE OF SECONDARY MATERIALS IN 2004.

Dofasco is on schedule to meet the federal government's proposed deadline of 2009 for removing and safely disposing of electrical equipment containing polychlorinated biphenyl (PCB) liquids. In 2004, Dofasco replaced two PCB transformers, removed 43,000 kg of PCB liquids and recycled 70,000 kg of transformer shells. Since initiating the PCB phase-out program in 1999, Dofasco has removed more than 550,000 kg of PCB liquids for secure destruction and recycled more than one million kilograms of steel transformer shells.


Solid waste disposal
kg/tonne of steel shipped
100
80
60
40
20
0
90
00
01
02
03
04
Base year
Materials recycled through blue box program
tonnes
3,500
2,800
2,100
1,400
700
0
92
00
01
02
03
04
Base year


DOFASCO

Michael Maurizio holds a handful of acid regeneration oxide, one of many secondary materials that Dofasco sells and diverts from landfill. The iron filings are recycled for a variety of uses, including magnets, ceramic heating tiles and brake pads.

NATIONAL POLLUTANT RELEASE INVENTORY (NPRI) REPORT TO ENVIRONMENT CANADA

Dofasco is required to provide a full report of its releases to Environment Canada. This chart provides performance data on Dofasco's priority NPRI substances. The company has made significant improvements in its environmental performance over the last decade. In recent years, Dofasco's performance has reached the optimal level for the current technology configuration, and slight variations from year-to-year are expected. Since the conservation and protection of the natural environment is a fundamental consideration in Dofasco's decision-making, state-of-the-art environmental technologies are contemplated in all the company's planned capital investments. A complete inventory of Dofasco's substances can be found on the NPRI website at: www.ec.gc.ca/pdb/npri.

	DIRECT RELEASE TO THE ENVIRONMENT TONNES/YEAR		PRIMARY RELEASE		
SUBSTANCE NAME	2003	**2004**	Air	Water	ONGOING ACTION PLAN TO REDUCE EMISSIONS
Ammonia	28	**19**			Continue Coke Battery leak reduction program
Benzene	88	**92**			Optimize emission controls at Coke Plant By-Product areas and continue Coke Battery leak reduction program
Chromium and its compounds	0.22*	**0.22**			New KOBM Secondary Emissions Control System will be installed at end of 2007
Copper and its compounds	0.88*	**0.68**			New KOBM Secondary Emissions Control System will be installed at end of 2007
Dioxins and Furans (TEQ[†])	0.00000066	**0.00000016**			Investigate control options through the Canada-wide Standards setting process
Ethylbenzene	0.43	**0.44**			Optimize emission controls at Coke Plant By-Product areas and continue Coke Battery leak reduction program
Ethylene	14	**14**			Continue Coke Battery leak reduction program
Hexachlorobenzene	0.00017*	**0.00018**			Investigate control options through the Canada-wide Standards setting process
Hydrochloric Acid	49*	**52**			Build newer and more modern facilities during 2005. Older facilities will be shut down
Hydrogen Sulfide	21*	**16**			Optimize emission controls at Coke Plant By-Product areas and continue Coke Battery leak reduction program
Lead and its compounds	0.64*	**0.71**			New KOBM Secondary Emissions Control System will be installed at end of 2007
Manganese and its compounds	3.8*	**4.4**			New KOBM Secondary Emissions Control System will be installed at end of 2007
Mercury	0.092*	**0.095**			Investigate control options through the Canada-wide Standards setting process
Nickel and its compounds	0.04	**0.04**			New KOBM Secondary Emissions Control System will be installed at end of 2007
Polycyclic Aromatic Hydrocarbons	15	**15**			Optimize emission controls at Coke Plant By-Product areas and continue Coke Battery leak reduction program
Styrene	0.38	**0.38**			Optimize emission controls at Coke Plant By-Product areas and continue Coke Battery leak reduction program
Toluene	10	**11**			Optimize emission controls at Coke Plant By-Product areas and continue Coke Battery leak reduction program
Xylene	1.9	**1.9**			Optimize emission controls at Coke Plant By-Product areas and continue Coke Battery leak reduction program
Zinc and its compounds	7.9*	**8.3**			New KOBM Secondary Emissions Control System will be installed at end of 2007

* Note: Air release inventories of certain substances for 2003 were updated to reflect new information and improved estimation techniques applied in 2004. The data in this table will be submitted to Environment Canada as part of our National Pollutant Release Inventory reporting requirements.

† TEQ – international toxic equivalences

GLOSSARY OF ENVIRONMENTAL TERMS

Ammonia (NH_3) – A colourless gas with a sharp irritating odour. Easily soluble in water. Ammonia is a by-product of cokemaking. Ammonia is removed from coke oven gas and is primarily sold as a raw material to the fertilizer industry.

Benzene – A flammable, colourless to light-yellow volatile aromatic hydrocarbon. Benzene is a by-product of cokemaking. Benzene is recovered from coke oven gas and sold to the chemical industry, along with xylene and toluene, as raw materials in the manufacture of styrene.

Carbon Dioxide (CO_2) – An odourless, colourless gas. A product of combustion of a fuel containing carbon.

Dioxins and Furans – Dioxins and furans are two closely related families of chlorinated chemicals formed as by-products of the combustion process. Dioxins and furans are substances that require management under the Canadian Council of the Ministers of the Environment Policy for the Management of Toxic Substances.

Gigajoule – A measure of energy. A gigajoule equals 1,000,000,000 joules. A 100-watt light bulb turned on for one second consumes 100 joules. Another measure of energy is British Thermal Units, or BTUs. One BTU equals 1054.8 joules.

Greenbelting – Planting of trees, shrubs and grass to reduce windblown dust from open areas.

Greenhouse Gas – Any one of several heat trapping gases (e.g., water vapour, carbon dioxide, methane) that absorb heat emitted by the earth, thereby retarding the loss of heat to space. Increased levels of greenhouse gases in the atmosphere are creating an enhanced greenhouse effect, linked to global climate change.

ISO 14001 – An international standard that specifies a framework of control for an Environmental Management System against which an organization can be measured for certification by an independent third party.

Nitrogen Oxide (NO_x) – A product of combustion which contributes to the formation of smog and acid rain.

Particulates – Finely divided solid or liquid particles in the air or in an emission. Particulates include dust, smoke and fumes.

Phenolics – A class of aromatic compounds in which one or more hydroxy groups are attached directly to the benzene ring. Phenol is a by-product of cokemaking.

Polycyclic Aromatic Hydrocarbons (PAHs) – PAHs is a term used to collectively describe more than 100 different compounds. All of these compounds are organic substances made up of carbon and hydrogen. PAHs are released from cokemaking operations. Most are removed from the coke oven gas stream and sold in by-products such as coal tar.

Secondary Material – A non-steel substance or material produced or recovered during the manufacturing of coke, iron and steel. Some common by-products include ammonia, basic oxygen furnace oxides and benzene. By-products are an important source of revenue for Dofasco.

Slags – Fused agglomerate that separates in metal smelting and floats on the surface of molten metal. Slags are sold and used in a number of different applications, including portland cement manufacture, aggregate for asphalt and aggregate for concrete block.

Specific Energy Consumption (SEC) – The net consumption of energy in a process or group of processes per unit of product output.

Sulphur Dioxide (SO_2) – A colourless, pungent gas formed by the combustion of fossil fuels – has been identified as one cause of acid rain.

Total Process Effluent – The total discharge of ammonia, phosphorus, suspended solids, oil and grease, dissolved organic carbon, phenolics and cyanide.

Total Suspended Solids (TSS) – Solids that either float on the surface or remain suspended in liquids.

Volatile Organic Compounds (VOCs) – Any hydrocarbon except methane and ethane, with vapour pressure equal to or greater than .01mm of Hg (mercury). Some VOCs can react with nitrogen oxide to form ground level ozone, a component of smog.

DOFASCO HAS THREE WHOLLY-OWNED OPERATING SUBSIDIARIES WITH STEEL PROCESSING OPERATIONS:

> Powerlasers, a manufacturer of laser-welded automotive blanks and related components, with operations in Pioneer, Ohio, and Concord and Kitchener in Ontario

> Dofasco de Mexico, a tube mill and processing facility in Monterrey, Mexico

> Dofasco Marion, two tube mills and a processing facility in Marion, Ohio

Subsidiary companies have policies and practices that adhere to Dofasco's high standards of integrity in dealing with all stakeholders. The financial performance of these companies is not segmented as their results are reported as part of Dofasco's Steel Operations. Below are the highlights of their environmental and social well-being performance in 2004.

Powerlasers

The Williams County Economic Development Corporation honoured Powerlasers' Pioneer contribution to economic development in Pioneer, Ohio with the Community Partner Recognition Award in 2004. Powerlasers' Pioneer operation is also an active member on local boards such as the Pioneer Chamber of Commerce, helping to promote economic growth in the community.

The company's Pioneer operation sponsored several community events in 2004, including Cancer Assistance of Williams County Bike to the Bridge, and the North Central Athletic Boosters' 3-on-3 Basketball Tournament. The Pioneer operation awarded its second annual $500 scholarship to a North Central High School student pursuing an education in the engineering or manufacturing field. Included in the scholarship is an opportunity to work for Powerlasers during the summer months. The first recipient of the scholarship is now a full-time employee.

In 2004, Powerlasers' Concord employees celebrated an exceptional health and safety record achieving 28 months without a lost-time injury. For the fifth consecutive year, the Industrial Accident Prevention Association honoured Powerlasers' Advanced Technology Centre in Kitchener, Ontario for being a non-compensable injury-free workplace.

Powerlasers' Concord operation launched the first curved weld program in the fall of 2004, becoming the first Powerlasers facility to start using the technology that was designed by the Advanced Technology Centre.

Employees at all Powerlasers' facilities enjoy employee events including barbeques, golf tournaments and family Christmas celebrations.



In the summer of 2004, the Pioneer operation of Powerlasers installed a new Bodyside Line built by Powerlasers' Advanced Technology Centre in Kitchener, Ontario.


Powerlasers –
Energy performance
kWh per inch of weld
0.08
0.06
0.04
0.02
0
01
02
03
04
Powerlasers –
Lost-time injuries
Injuries per 100 employee-years
3
2
1
0
01
02
03
04

Dofasco Marion

Early in 2005, Dofasco Marion completed the ISO 14001 registration audit and is being recommended for certification. By managing and controlling energy use, Marion reduced natural gas consumption by 16% and reduced electricity consumption by 10% in 2004.

Dofasco Marion continues to support the community through several local donations including the United Way. In addition, employees donated their time and expertise to a number of worthwhile projects in the community in 2004. In July, more than 20 Dofasco Marion employees helped a local family make major structural repairs to their home as part of a program called Paint the Town. Employees also coach various sports teams and volunteer in local organizations.

To encourage active living, Dofasco Marion provides fitness discounts for its employees. Also in 2004 the facility hosted its second annual employee and family Christmas party.



Quality Auditor Andrea Utley, of Dofasco Marion, inspects an order before it is shipped to a customer.

Dofasco Marion – Energy performance
kWh per foot prime


0.9
0.6
0.3
0
02 03 04

Dofasco Marion – Lost-time injuries
Injuries per 100 employee-years


4
3
2
1
0
02 03 04

Dofasco de Mexico

Employee satisfaction at Dofasco de Mexico remains high. In 2004, the monthly attrition rate dropped to just over 1%, far below the regional industry average of between 2% and 6%. This success is partially due to Dofasco de Mexico's employee recognition programs that encourage employee participation such as family luncheons, barbeques ("carnes asadas"), soccer tickets and a Christmas celebration for employees and their families.

Dofasco de Mexico completed an ISO 14001 surveillance audit in 2004 receiving a recommendation for the unconditional approval of its environmental management systems. The facility was also re-certified following its TS 16949 quality systems audit.

In 2004, Dofasco de Mexico implemented two major organizational initiatives focused on operational best practices and teamwork with the goal of improving business results. This is part of Dofasco de Mexico's efforts to adopt the 5Ss program, which focuses on optimizing workplace organization.

Together with the Canadian Consulate, Dofasco de Mexico sponsored community events such as the Monterrey Terry Fox Run. Through a donation to the local emergency services in Escobedo, Dofasco de Mexico aided in the purchase of rescue equipment. Voluntarism among employees remains high with a number of employees volunteering for local organizations and community projects such as the remodelling of a local school, in which employees donated both time and energy to the project.



Carlos Ortiz, Gabriela Ibarra and Rigoberto Salazar are part of the Dofasco de Mexico team.

Dofasco de Mexico – Energy performance
kWh per foot prime


0.4
0.3
0.2
0.1
0
02 03 04

Dofasco de Mexico – Lost-time injuries
Injuries per 100 employee-years


8
6
4
2
0
02 03 04

DOFASCO HOLDS INTEREST IN A NUMBER OF JOINT VENTURE COMPANIES. These companies are run by their own management teams and boards of directors and follow their own reporting requirements. Key environment, energy, and health and safety data are neither amalgamated nor reported with Dofasco's.

However, as a partner in these companies, Dofasco expects joint venture companies to operate responsibly. A summary table of key environmental and health and safety performance indicators is below.

Health and safety

COMPANY	FACILITY	KEY PERFORMANCE INDICATOR	2002	2003	2004
Baycoat	Hamilton	Lost-time injury – frequency*	0.8	1.3	**2.2**
		Severity**	99.2	29.7	**37.0**
DJ Galvanizing	Windsor	All reported injuries	15	12	**10**
		Compensable injuries	9	5	**3**
		Lost-time injuries	2	2	**0**
		Days lost	7	10	**0**
Gallatin Steel	Kentucky	OSHA recordables*	5.45	7.45	**1.80**
Sorevco	Coteau-du-Lac	Lost-time injuries	4	0	**1**
		Recordable injuries	3	3	**3**
Wabush Mines	Scully	Reportable injury frequency*	3.39	3.51	**2.86**
	Pointe Noire	Reportable injury frequency*	9.2	4.7	**7.4**

*per 100 employee-years
**days lost per 100 employee-years

Environment and energy

COMPANY	FACILITY	KEY PERFORMANCE INDICATOR	2002	2003	**2004**	**2005 GOAL**
Baycoat	Hamilton	**Air** Odour complaints	0	0	**0**	0
		Water Compliance with sanitary sewer use by-laws (# of exceedances)	1	1	**0**	0
DJ Galvanizing	Windsor	**Hydrogen** (m^3 per tonne)	1.21	1.51	**1.32**	1.32
		Utilities Water (m^3 per tonne)	0.81	0.87	**0.84**	0.84
		Utilities Electricity (kWh per tonne)	134	143	**140**	140
		Utilities Natural gas (m^3 per tonne)	37.9	39.7	**39.9**	39.9
Gallatin Steel	Kentucky	**Air** # of times above CO and NO_x limits at EAF	0	0	**0**	0
		Water # of higher-than-normal discharges	20	18	**1**	0
Sorevco	Coteau-du-Lac	**Regulations** (# of exceedances per year)	0	0	**0**	0
		Hydrogen (m^3 per ton)	2.87	2.50	**2.14**	2.10
		Utilities Electricity (kWh per ton)	72.47	69.89	**67.90**	n/a
		Utilities Natural gas (m^3 per ton)	31.43	35.45	**35.41**	n/a
Wabush Mines	Scully	**Ambient air** % compliance	99.9	99.9	**100**	100
		Number of reportable spills	n/a	38	**26**	22
		Energy consumption Electricity (kWh per ton of product)	105	94.5	**125.8***	90
		Bunker C (gallons per ton of product)	0.97	0.98	**1.25***	0.97
		Hazardous waste (tons per year)	104	76	**27.05***	75
	Point Noire	**Ambient air** % compliance	72	60	**60**	70
		Number of reportable spills	5	6	**7**	5
		Energy consumption Electricity (kWh per ton of product)	75.5	73.4	**78.9***	71.8
		Bunker C (gallons per ton of product)	2.4	2.2	**2.2**	2.3
		Hazardous waste (tons per year)	125	140	**63***	75

*Impacted by labour disruption at Wabush Mines, July to October 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

CONTENTS

41 Overview of the business

43 Results of operations

46 Liquidity and capital resources

49 2003 QCM capital restructuring

49 Change in accounting policy

50 Critical accounting estimates

51 Business conditions and outlook

53 Risks and risk management

56 Labour relations

57 Summary of quarterly results

57 Selected annual financial information

Overview of the business

Corporate overview

Dofasco Inc. is one of North America's most progressive and consistently profitable steelmakers, and a market leader in an industry that continues to be a cornerstone of the Canadian manufacturing economy.

As Canada's largest manufacturer of flat rolled steels, the Corporation's products include hot rolled, cold rolled, galvanized and tinplate as well as tubular products, laser-welded blanks and Zyplex™, a proprietary laminate. Dofasco supplies these products to the automotive, construction, packaging, manufacturing, pipe and tube and steel distribution markets.

The foundation of Dofasco's success, and a key competitive advantage, is its workforce of highly skilled and motivated employees who implement the Corporation's customer-focused *Solutions in Steel*™ strategy.

Strategy

Dofasco's unique *Solutions in Steel*™ strategy focuses on creating long-term sustainable growth by providing value-added products to its customers. This is accomplished through a focus on customer intimacy, technology and innovation, and operational excellence. The strategy is enabled by the abilities of Dofasco employees and the Corporation's prudent financial management.

Dofasco's *Solutions in Steel*™ strategy is to pursue strategic business opportunities that earn a return above its cost of capital and allow the Corporation to maintain its leadership position in the North American steel industry. The strategy continues to differentiate Dofasco from its competitors, giving it a competitive advantage in the markets it serves.

During the past decade, *Solutions in Steel*™ has increasingly transformed Dofasco from a manufacturer of steel to a high-tech producer of innovative, value-added products that meet the immediate and future needs of its customers.

Core businesses

Dofasco's key operating segments, described below, are Steel Operations and Gallatin Steel:

Steel Operations

Hamilton operations Dofasco's operations hub is its 750-acre steelmaking complex and head office in Hamilton, Ontario. The state-of-the-art facilities are some of the most efficient, flexible and technologically advanced in North America. These include three coke plants, two operating blast furnaces, a basic oxygen steelmaking furnace, an electric arc furnace, two slab casters, a hot strip rolling mill, pickling lines, cold rolling mills, annealing and tempering facilities, galvanizing lines, Canada's only electrolytic tinning lines and two tube mills.

Subsidiaries Dofasco de Mexico (Monterrey, Mexico), Dofasco Marion (Marion, Ohio) and Dofasco's two tube mills in Hamilton operate as a business unit supplying specialized tubing for hydroformed applications to automotive and other customers across the continent. Another wholly-owned subsidiary, Powerlasers (manufacturing operations in Concord, Ontario and Pioneer, Ohio), manufactures laser-welded blanks for the automotive industry and operates an advanced technology centre in Kitchener, Ontario.

Joint ventures Dofasco accesses leading-edge technologies through its joint ventures, product licenses and process technology agreements with several key players in the global steel industry. For instance, the Corporation has joint venture arrangements and technology agreements with two of the world's largest steelmakers, Arcelor (at DoSol Galva) and JFE (at DJ Galvanizing), to manufacture high value-added galvanized steel for North American automotive customers. Other joint ventures are Wabush Mines (iron ore mining), Baycoat (steel coil coating) and Sorevco (hot dip galvanizing).

Gallatin Steel

Dofasco owns 50% of Gallatin Steel, a low-cost minimill in Kentucky that produces flat rolled steel primarily for the construction, pipe and tube and distribution markets in the mid-west United States.

Gallatin's state-of-the-art compact strip production facility features a twin-shell electric arc furnace, a ladle metallurgy facility, a thin-slab continuous caster and a six-stand hot strip finishing mill, with an annual production capacity of over 1.5 million tons.

Other investments

In addition to its core businesses, Dofasco continues to hold investments in Quebec Cartier Mining (QCM) and Ivara Corporation.

Quebec Cartier Mining

Effective December 31, 2003, Dofasco disposed of its common share investment in QCM, its former joint venture iron ore mining operation. Details of the transaction are provided later in this discussion. The Corporation remains a preferred shareholder and continues to purchase iron ore from this key supplier under a long-term supply contract.

Ivara Corporation

Dofasco holds a 27% interest in Ivara Corporation, an Ontario-based provider of advanced plant maintenance software and related services.

Capability to deliver results

Dofasco is well-positioned to deliver continued strong performance due to its financial strength, its ongoing investments in technology and innovation, its highly skilled and flexible workforce, its global partnerships and its sound corporate governance.

Because of its strong financial position and consistent track record of generating cash from operations, Dofasco has the capability to satisfy future cash requirements and take advantage of strategic growth opportunities. The Corporation has access to additional sources of capital through its unused credit facilities and by issuing equity or low-cost debt made possible by its high credit ratings.

Dofasco continues to invest in technology and innovation. During the past decade, the Corporation has invested more than $2 billion in its state-of-the art, world-class facilities. During 2004, the Corporation continued to implement the first phase and began the second phase of its three-phase, five-year, $700 million Finishing Division Improvement Program at its Hamilton operations.

The Corporation has a highly skilled and well-trained mostly non-union workforce motivated by competitive, performance-based compensation plans. Dofasco continues to invest more than $25 million annually in training and development and apprenticeship programs for employees.

Dofasco continues to forge partnerships with global steelmakers that allow it to share leading steelmaking technologies. Through these partnerships, Dofasco leverages its strategic abilities to deliver added value to its customers.

Dofasco's corporate governance practices form the foundation for the systems and processes that enable it to execute strategy, manage risk and provide reliable disclosure to capital markets.

Results of operations

Consolidated financial results

Excellent operating performance, the record high pricing environment and robust North American flat rolled steel demand resulted in record earnings in 2004. Consolidated net income for the year ended December 31, 2004 was $376.9 million or $4.92 per share, more than triple last year's industry-leading net income of $117.7 million or $1.55 per share. These results are well above the previous record for annual net income of $260.8 million reported in 1999.

For the years ended December 31 (in millions, except shipments and per share amounts)	2004	2003	Change	% Change
Steel shipments (000s net tons)	**5,002**	4,833	169	3%
Net sales	**$ 4,224.9**	$ 3,554.9	$ 670.0	19%
Gross income	**$ 836.2**	$ 558.6	$ 277.6	50%
Net income	**$ 376.9**	$ 117.7	$ 259.2	220%
Basic earnings per share	**$ 4.92**	$ 1.55	$ 3.37	217%


Consolidated net income
millions of dollars
400
300
200
100
0
00
01
02
03
04
As reported
Pro forma (excluding QCM)

The 2003 results, which included the results from QCM, have been restated to include the impact of a change in accounting policy for asset retirement obligations, as described in the section "Change in Accounting Policy". In 2003, Dofasco was the most profitable steel producer in North America despite challenging business conditions and a non-cash charge on the disposal of the Corporation's investment in QCM.

2003 Pro forma results (excluding QCM)

Effective December 31, 2003, the capital restructuring of QCM was finalized. This resulted in the disposition of all the common shares of QCM owned by Dofasco for nominal consideration and the exchange of the Corporation's notes receivable from QCM for non-voting preferred shares. As the Corporation has no remaining common equity in QCM, the preferred share investment is accounted for on a cost basis effective December 31, 2003 and thereafter.

Excluding the impact of QCM's capital restructuring and results of operations, pro forma net income in 2003 was $133.2 million ($1.76 per share). Pro forma net income in 2002 was $249.7 million, excluding QCM's results of operations which were impacted by a $118.5 million non-cash charge for the impairment of long-lived assets.

For the year ended December 31 (in millions, except per share amounts)	2003
Net income, as restated	$ 117.7
Add: Loss on disposal of QCM	
Write-off common share investment	27.4
Selling costs	0.5
Loss on disposal of QCM	27.9
Less: QCM's net income	12.4
Pro forma net income	$ 133.2
Pro forma earnings per share	$ 1.76

Pro forma net income and earnings per share are presented for 2003 to provide more meaningful comparative information on the continuing operations of the Corporation. The table above reconciles the reported pro forma net income to net income reported in accordance with generally accepted accounting principles.

Gross income by business segment

Consolidated gross income in 2004 was $836.2 million, a 50% increase over gross income of $558.6 million reported in 2003, which included $28.5 million from QCM. This increase was driven by significantly improved results at both Steel Operations and Gallatin Steel.

For the years ended December 31 (in millions)	2004	2003	Change	% Change
Steel Operations	**$ 644.3**	$ 496.5	$ 147.8	30%
Gallatin Steel	**191.9**	26.0	165.9	638%
Quebec Cartier Mining	–	28.5	(28.5)	n/a
Intersegment eliminations	–	7.6	(7.6)	n/a
Consolidated gross income	**$ 836.2**	$ 558.6	$ 277.6	50%

Average revenue and cost per ton
Hamilton operations
dollars per net ton


900
800
700
600
500
00 01 02 03 04
Revenue
Cost

Note 21 to the consolidated financial statements provides additional financial information on the Corporation's reporting segments.

Steel Operations gross income

Dofasco's Steel Operations segment posted excellent results in 2004, a 30% increase over the restated gross income in 2003.

For the years ended December 31 (in millions)	2004	2003	Change	% Change
Net sales	**$ 3,659.3**	$ 3,079.9	$ 579.4	19%
Cost of sales	**3,015.0**	2,583.4	431.6	17%
Gross income	**$ 644.3**	$ 496.5	$ 147.8	30%

As in previous years, the results of the Steel Operations segment are largely driven by the Corporation's Hamilton operations.

Hamilton operations gross income

Hamilton's record shipments in 2004 represented a 4% increase year over year, driven by improved demand and enabled by record production levels. For the year ended December 31, 2004, Hamilton operations' average realized revenue per ton shipped increased by $100 compared to 2003. This improvement was due to the stronger pricing environment, a slightly higher value product mix and the implementation of a raw material surcharge. These factors were partly offset by the significant strengthening of the Canadian dollar from an average of 71 cents in 2003 to an average of 77 cents in 2004. The full benefit of the stronger market prices was not fully realized in 2004, as approximately two-thirds of Hamilton sales are under contracts of one year or longer.

Steel shipments
millions of net tons


6
5
4
3
2
1
0
00 01 02 03 04
Gallatin
Hamilton

For the years ended December 31	2004	2003	Change	% Change
Steel shipments (000s tons)	**4,244**	4,092	152	4%
Raw steel production[1] (000s tons)	**4,729**	4,588	141	3%
Revenue per ton	**$ 803**	$ 703	$ 100	14%
Cost per ton	**$ 661**	$ 592	$ 69	12%
Gross income per ton	**$ 142**	$ 111	$ 31	28%

[1] Raw steel production includes purchased semi-finished steel

Hamilton operations' average cost per ton shipped increased by $69 over the high levels experienced in 2003. The higher cost per ton was driven primarily by record high scrap prices and increased cost of other raw materials, partially offset by the strengthening of the Canadian dollar and higher production levels. In 2003, the high average cost per ton was driven by lower production levels primarily attributable to weak market demand in the first three quarters and the August 2003 electricity outage. Also contributing to the high 2003 cost per ton were high costs of scrap and energy and a significant increase in the cost and use of purchased slabs resulting from the shutdown of the oxygen steelmaking facility to replace the vessel (December 8, 2002 to January 11, 2003).



Raw steel production
millions of net tons
6
5
4
3
2
1
0
00
01
02
03
04
Purchased
Gallatin
Hamilton

Gallatin Steel gross income

Gallatin Steel contributed record annual gross income to Dofasco's consolidated results in 2004. The remarkable improvement was driven by record shipments and record high U.S. spot market selling prices, partially offset by the unprecedented high scrap costs and a weaker U.S. dollar compared to 2003.

For the years ended December 31	2004	2003	Change	% Change
(50%, Cdn $ millions)				
Net sales	**$ 576.9**	$ 300.6	$ 276.3	92%
Cost of sales	**385.0**	274.6	110.4	40%
Gross income	**$ 191.9**	$ 26.0	$ 165.9	638%
(000s tons at 100%)				
Steel shipments (000s tons)	**1,515**	1,481	34	2%
Raw steel production (000s tons)	**1,543**	1,490	53	4%
(US $)				
Revenue per ton	**$ 587**	$ 289	$ 298	103%
Cost per ton	**392**	265	127	48%
Gross income per ton	**$ 195**	$ 24	$ 171	713%

Shipments in 2004 were a record 1,515,000 tons, surpassing the previous high set in 2003. Average revenue per ton more than doubled over the relatively low 2003 levels due to strengthening North American and global flat rolled steel demand. Gallatin's exposure to the spot market allowed it to capitalize on the rapidly rising market prices during the year.

Average cost per ton for the full year increased by 48% compared to the prior year, led by the unprecedented increase in scrap prices and higher prices for alloys and energy. These factors were partially offset by the impact of record production in 2004.

Other income statement items

The following table outlines the changes in the consolidated income statement line items below gross income compared to the prior year.

For the years ended December 31 (in millions)	2004	2003	Change	% Change
Gross income	**$ 836.2**	$ 558.6	$ 277.6	50%
Depreciation and amortization	**235.8**	251.8	(16.0)	(6%)
Operating income	**600.4**	306.8	293.6	96%
Interest on long-term debt	**39.3**	48.6	(9.3)	(19%)
Investment and other income	**(10.5)**	(6.1)	(4.4)	72%
Foreign exchange loss	**5.9**	32.4	(26.5)	(82%)
Loss on disposal of QCM	**–**	27.9	(27.9)	n/a
Income before income taxes	**565.7**	204.0	361.7	177%
Income tax expense	**183.7**	85.3	98.4	115%
	382.0	118.7	263.3	222%
Minority interest	**5.1**	1.0	4.1	410%
Net income	**$ 376.9**	$ 117.7	$ 259.2	220%

Depreciation and amortization

Consolidated depreciation and amortization decreased by $16.0 million compared to last year. The lower depreciation reflects the impact of certain facilities in Hamilton becoming fully depreciated during 2003 and $13.9 million of QCM depreciation in the 2003 comparative amount. These factors were partially offset by $13.0 million of non-cash adjustments in 2004 for obsolete equipment and assets no longer in service.

Interest on long-term debt

Interest on long-term debt decreased by $9.3 million reflecting lower outstanding debt in 2004 due to scheduled repayments at Hamilton and DJ Galvanizing throughout 2003 and 2004, and to the fact that QCM is no longer proportionately consolidated.

Investment and other income

Investment and other income increased by $4.4 million compared to last year. In 2003, the Corporation recorded a $2.9 million non-cash charge relating to its less than 1% investment in NewView Technologies, formerly e-Steel, acquired in 1999. The write-down reflected the redemption value of the investment offered as part of NewView's capital restructuring plan executed in 2003.

Foreign exchange

The consolidated foreign exchange loss of $5.9 million in 2004 was primarily due to the impact of the weakening U.S. dollar on the value of Dofasco's net U.S. dollar working capital. In 2004, the weakening of the U.S. dollar during the year was less significant (from approximately 1.29 to 1.20), than the weakening in 2003 (from 1.58 to 1.29).

Loss on disposal of QCM

A non-cash charge of $27.9 million was recorded in 2003 relating to the disposition of the common share investment in QCM on December 31, 2003 for nominal consideration. The loss consisted of the balance of the common share equity of $27.4 million and related selling costs of $0.5 million. The disposition of QCM is discussed in further detail below under the heading "2003 QCM capital restructuring".

Income taxes

The consolidated effective tax rate of 32.5% for the year ended December 31, 2004 was slightly lower than the Corporation's Canadian manufacturing and processing effective statutory rate of 34%. The lower effective rate reflects an $11.6 million reduction of income tax expense due to the reversal of the valuation allowance against U.S. future income tax assets, as discussed below in the section "Critical Accounting Estimates".

The effective tax rate of 41.8% in 2003 was significantly higher than the Corporation's Canadian manufacturing and processing effective statutory rate of 34%. The Corporation did not record a net tax recovery on the loss on disposal of QCM, resulting in an increase in the effective tax rate. In addition, future tax liabilities were increased by $5.9 million as a result of the 2003 repeal of the scheduled Ontario provincial tax rate reduction.

Minority interest

Minority interest increased by $4.1 million reflecting improved earnings at the 80%-owned DoSol Galva Limited Partnership, the results of which are consolidated in the Steel Operations business segment discussed above.

Liquidity and capital resources

Statement of cash flows

The consolidated statement of cash flows for the comparative periods in 2003 include Dofasco's proportionate share of QCM's cash flows. Since the common share investment in QCM was disposed of on December 31, 2003, the consolidated financial statements at December 31, 2004 do not include any share of QCM's assets, liabilities or cash flows (see note 6 to the consolidated financial statements).

For the years ended December 31 (in millions)	2004	2003	Change	% Change
Net income	**$ 376.9**	$ 117.7	$ 259.2	220%
Cash provided from operations before changes in working capital	**$ 633.0**	$ 427.4	$ 205.6	48%
Cash provided from operating activities	**$ 436.1**	$ 370.4	$ 65.7	18%
Cash used for investment activities	**$ 369.9**	$ 159.4	$ 210.5	132%
Cash used for financing activities	**$ 141.9**	$ 193.2	$ (51.3)	(27%)

Cash provided from operating activities

Dofasco's history of generating strong cash flows from operating activities has contributed to its current strong financial position. In 2004, consolidated cash provided from operations before changes in non-cash working capital was a record $633.0 million. This represents a 48% increase over the $427.4 million generated in 2003, reflecting the higher net income. Cash used for employee future benefits in 2004, net of the non-cash expense, reflected $83.5 million of funding to the Corporation's defined benefit pension plans. During the year, non-cash working capital increased by $196.9 million, primarily caused by a significant increase in the cost of virtually all inventories. An increase in accounts receivable was caused by higher sales in the fourth quarter of 2004 compared to the same period in 2003. These increases were partially offset by an increase in accounts payable due to higher 2004 accruals for profit sharing and employee performance-based compensation, as well as higher income taxes payable reflecting the higher final tax installment for 2004 payable in the first quarter of 2005.

Cash provided from operations before changes in working capital
millions of dollars


800
600
400
200
0
00
01
02
03
04

Cash used for investing activities

Consolidated capital expenditures in 2004 were $318.0 million, almost double the $163.1 million of capital expenditures in 2003. The increase in capital spending was mainly due to the continued investment in two major capital projects: the No. 2 Blast Furnace rebuild and the Finishing Division Improvement Program (FDIP) in Hamilton. The completion of the No. 2 Blast Furnace rebuild is scheduled for the second quarter of 2005, after which time the No. 3 Blast Furnace will be removed from service. The major project in Phase I of FDIP, a new pickle line coupled to an existing upgraded cold rolling mill (#2 CPCM), is scheduled to begin production in the third quarter of 2005. Phase II of FDIP, focusing on the galvanizing operations, commenced during 2004. Capital expenditures for 2005 are expected to be approximately $450 million.

Capital expenditures
millions of dollars


350
300
250
200
150
100
50
0
00
01
02
03
04

Short-term investments increased by $51.5 million in 2004 compared to a decrease of $13.4 million during 2003. These variations reflect changes in the mix of short-term investments and cash. Other investment activities resulted in a use of $0.4 million in 2004 compared to a use of $9.7 million in 2003.

Cash used for financing activities

Repayments of bank borrowings of $7.3 million in 2004 were lower than the prior year comparative amount of $15.0 million. The higher repayments of bank borrowings in 2003 include $11.9 million from QCM, which is no longer proportionately consolidated.

Scheduled long-term debt repayments of $54.8 million were lower than the $112.0 million repaid in 2003. This difference was mainly due to $48.0 million of repayments in 2003 on the 9.95% notes that matured in the fourth quarter of 2003. In addition, $11.9 million of long-term debt was repaid in 2003 by QCM, which is no longer proportionately consolidated.

During the year, the Corporation redeemed all of the outstanding 4¾% Cumulative Redeemable Preferred Shares, Series A for $11.5 million. On October 15, 2004, registered holders of Series A shares received $101 per share plus $0.98 per share representing accrued and unpaid dividends up to the redemption date. The Series A shares were de-listed from the Toronto Stock Exchange effective on the redemption date.

Cash proceeds of $26.2 million were received relating to the exercise of 980,400 common share stock options, compared to proceeds of $22.7 million received in 2003. As at February 15, 2005, there were 77,106,111 common shares issued and outstanding.

Dofasco paid $94.5 million in dividends in 2004, compared to $88.7 million in 2003. The increase reflects the 10% increase in the dividend payable on common shares to 33 cents per share per quarter, effective October 1, 2004, and a higher average number of common shares outstanding during the year.

Cash requirements

The following table summarizes contractual obligations and other cash payments required over the next five years and in total.

For the years ended December 31 (in millions)	2005	2006	2007	2008	2009	Thereafter	Total
Long-term debt	$ 219.9	$ 44.5	$ 43.7	$ 133.5	$ 0.3	$ 2.6	$ 444.5
Operating leases	25.7	22.2	19.1	16.9	3.6	14.9	102.4
Long-term purchase contracts	320.3	249.8	207.7	113.3	113.4	785.2	1,789.7
Total cash requirements	$ 565.9	$ 316.5	$ 270.5	$ 263.7	$ 117.3	$ 802.7	$ 2,336.6

Dofasco's scheduled payments under long-term debt agreements summarized above include $175 million of 7.5% medium-term notes maturing in the second quarter of 2005 and $125 million of 7.55% medium-term notes maturing in 2008. Long-term purchase contracts include contracts for fixed or minimum quantities of raw materials such as iron ore and coal, as well as natural gas, electricity and other utilities.

Cash payments required in the first quarter of 2005 include approximately $150 million relating to employee performance-based compensation plans and the Hamilton employees' profit sharing plan, as well as approximately $60 million for final 2004 income tax installments and other taxes payable. Costs to complete capital projects authorized as at December 31, 2004 was $488 million, the majority of which will be incurred in the next two years.

During the year, the Corporation filed a $300 million Medium Term Note program shelf prospectus, which will provide the flexibility of issuing up to $300 million of notes over a two-year period. The proceeds from the program will be available for general corporate and working capital purposes and to finance the repayment of debt, capital expenditure programs and acquisitions.

Guarantees and other commitments

Dofasco continues to provide letters of credit in support of QCM's credit facility and equipment leases. The amount of these guarantees was approximately $22.7 million at December 31, 2004, and will continue to be reduced until QCM's underlying obligations are fully repaid in 2010.

Pursuant to the December 31, 2003 capital restructuring of QCM, the Corporation may be required to contribute a maximum of $34.5 million between 2004 and 2010 with an annual maximum ranging from $5 million to $7 million, based on a defined formula, in order to provide continuing support of future mine development at QCM. To date, no support payments have been required.

Capital resources

Dofasco's capital resources at December 31, 2004 included cash and cash equivalents and short-term investments amounting to $368.2 million, compared to $400.6 million at the end of 2003. This solid cash position, together with ongoing strong cash flow from operations and available credit facilities, is expected to enable the Corporation to satisfy the anticipated cash requirements described above. These unused credit facilities include the $300 million Medium Term Note program, the Corporation's revolving operating lines totaling $300 million and an additional $30.7 million available to its joint ventures and subsidiaries under existing credit lines at December 31, 2004.

Dofasco's financial position remained strong in 2004, as evidenced by a further decrease in the ratio of debt to debt plus equity to 17.2% or 3.6% net of cash, cash equivalents and short-term investments. This strong financial position and consistent ability to generate cash has led Standard & Poor's and Dominion Bond Rating Service to rate the Corporation's debt "A-" and "A(low)," respectively. Dofasco remains one of only three steel companies in the world at December 31, 2004 with debt ratings of category "A." This high credit rating provides Dofasco the opportunity to issue new debt at a comparatively low cost.



Debt to debt plus equity ratio
% as at December 31
30
25
20
15
10
5
0
00 01 02 03 04
Total debt
Net debt

Off-balance sheet arrangements

Dofasco does not engage in off-balance sheet accounting to structure any of its financial arrangements. Off-balance sheet activities are limited to matters such as guarantees, which are discussed above.

2003 QCM capital restructuring

Effective December 31, 2003, a significant capital restructuring of QCM was completed through the finalization of agreements between the Corporation and CAEMI of Brazil, Investissement Quebec and QCM. This restructuring was designed to fund the further development of the mine and allow QCM to execute a multi-year mining plan.

The restructuring resulted in the sale of all the common shares of QCM owned by the Corporation to an independent third party for nominal consideration and the exchange of the Corporation's $20 million of notes receivable from QCM for non-voting, non-participating preferred shares of QCM. The non-voting preferred shares feature a 4% cumulative dividend from and after January 1, 2011, and may be convertible into common shares of QCM only by a future owner. The preferred shares are recorded in investments and other assets at their estimated fair value at the time of the restructuring of $20 million. The sale of the common shares resulted in a charge to income of $27.9 million in 2003.

After the restructuring, the shareholders of QCM received various expressions of interest from parties interested in purchasing QCM. As a result, the shareholders have retained an investment advisor. It cannot be determined at this time whether a transaction will occur or, if there is a transaction, the form it will take or the value that will be generated.

As the Corporation has no common equity ownership in QCM, the preferred share investment in QCM is accounted for on a cost basis. Accordingly, the balance sheets at December 31, 2004 and 2003 do not reflect the Corporation's proportionate share of the assets and liabilities of QCM, and the consolidated statements of income and cash flows for 2004 do not include any share of QCM's results of operations or cash flows. However, the Corporation proportionately consolidated QCM's statements of income and cash flows for 2003 as the disposition did not qualify for treatment as a discontinued operation under the new CICA Handbook Section 3475, "Disposal of Long-lived Assets and Discontinued Operations," effective for disposals after May 1, 2003, because of the nature of the Corporation's continuing involvement in the operations of QCM.

Change in accounting policy

Asset retirement obligations

On January 1, 2004, the Corporation adopted the new CICA Handbook Section 3110, "Asset Retirement Obligations," as a change in accounting policy. The new standard has been applied to Dofasco's Wabush Mines joint venture on a retroactive basis, resulting in the restatement of the 2003 financial statements. As a result, the long-term liability for asset retirement obligations at January 1, 2003 increased by $12.4 million to $15.6 million, the related long-lived asset increased by $0.4 million and future income tax liabilities decreased by $3.8 million. Retained earnings at January 1, 2003 decreased by $8.2 million reflecting the cumulative effect of the accounting change. The change in accounting policy resulted in a reduction in 2004 net income of

$0.7 million, consisting of the accretion of the liability and the amortization of the related asset. For further details, see notes 2 and 5 to the consolidated financial statements.

Critical accounting estimates

Dofasco's significant accounting policies are described in note 1 to the consolidated financial statements. Some of these accounting policies involve estimates that require management's judgment in the use of assumptions about matters that are uncertain at the time the estimate is made. Different estimates, with respect to key variables used for the calculations, or changes to estimates, could potentially have a material impact on Dofasco's financial position or results of operations. In its review of major accounting policies with the Corporation's Audit Committee and independent auditors, management has discussed the development and selection of the critical accounting estimates described below.

Employee future benefits

The Corporation's pension plans provide eligible employees with pension benefits based on a number of criteria including earnings, years of service, retirement age and specified benefit levels, and include both final average earnings formulae and minimum benefit formulae. The Corporation's other benefit plans provide post-employment coverage for health care benefits including prescription drugs, hospital, and other medical, dental and vision benefits for eligible retired employees, their spouses and eligible dependents. Other benefit plans also provide for post-employment life insurance and compensated absences for eligible current employees, including vacation to be taken before retirement, if certain age and service conditions are met.

The determination of the obligation and expense for defined benefit pensions and post-employment benefits is dependent on the selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are disclosed in note 16 to the Corporation's consolidated financial statements, the most significant of which are the discount rate, the expected long-term rate of return on plan assets, the rates of increase in compensation costs and the rates of increase in the cost of health care and dental benefits. The significant actuarial assumptions adopted are internally consistent and reflect the long-term nature of employee future benefits. Significant changes in assumptions could materially affect the Corporation's employee benefit obligations and future expense.

Valuation of income tax assets

In preparing the consolidated financial statements, the Corporation is required to estimate its income tax obligations. This process involves estimating the actual tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These temporary differences, together with the net operating loss carryforwards from its U.S. operations and certain other items, result in future income tax assets and liabilities, which are recorded on the balance sheet. The Corporation assesses, based on all available evidence, the likelihood that the future income tax assets will be recovered from future taxable income and, to the extent that recovery cannot be considered "more likely than not," a valuation allowance is established. If the valuation allowance is changed in a period, an expense or benefit must be included within the tax provision on the consolidated income statement.

Judgment is required in determining the amounts of future income tax assets and liabilities and the related valuation allowance recorded against the net future income tax assets. In assessing the potential realization of future income tax assets, management considers whether it is "more likely than not" that some portion or all of the future income tax assets will be realized. The ultimate realization of future income tax assets related to the Corporation's U.S. operations is dependent upon the generation of sufficient future taxable income from these operations during the period in which the future income tax assets are recoverable. Management assesses the likelihood that the future income tax assets will be recovered from future taxable income and whether a valuation allowance is required to reflect any uncertainty. At December 31, 2003, a valuation allowance of $11.0 million was provided against long-term future income tax assets of $47.8 million to reflect the uncertainty that existed at that time. During 2004, the Corporation reviewed the available evidence and in light of the excellent performance at Dofasco's U.S. operations, primarily at Gallatin, the valuation allowance was eliminated, resulting in a reduction of income tax expense. For further details, see note 14 to the consolidated financial statements.

Business conditions and outlook

2004 Business conditions

During 2004, the Canadian economy grew by close to 3%. Increased consumer spending and continued improvements in business investment were fuelled by moderate growth in personal incomes and strong growth in corporate profits. The stronger Canadian dollar resulted in weaker exports in the second half of the year, which moderated Canada's GDP growth in 2004.


North American
flat rolled steel demand
millions of net tons
100
95
90
85
80
75
00 01 02 03 04 E
Source: Statistics Canada, AISI

The U.S. economy experienced annual growth of close to 4.5% in 2004. Strong growth in consumer spending and business investment were supported by gains in employment and personal incomes and continued strength in corporate profits. In addition, an increase in exports was aided in part by the weaker U.S. dollar relative to other major currencies.

Total global steel demand grew by an estimated 8% in 2004, leading to significantly higher market pricing than in 2003. In North America, flat rolled steel demand grew by more than 15% in 2004, versus the decline of over 2% experienced in 2003. The 2004 demand increase was driven by higher construction and manufacturing activity. During the second half of 2004, a surge of imports into North America resulted in very high year end customer inventory levels.

U.S. spot market selling prices for hot band steel, a benchmark for flat rolled pricing, also reached record levels in 2004 compared to the very low levels in 2003. As North American economic growth accelerated, pricing gradually recovered through the second half of 2003. Spot prices continued to escalate through the first nine months of 2004 and reached a record high in September before easing during the fourth quarter. The higher pricing was due in part to the unprecedented increases in raw material and energy costs.

2005 Economic outlook

The Canadian economy is expected to grow by approximately 2.5% during 2005 led by consumer spending and business investment. Export growth is expected to lag the overall economy due to the relative strength of the Canadian dollar versus the U.S. dollar. Auto production in Canada is expected to be marginally lower in 2005 while non-residential construction spending is expected to grow by close to 6%.


U.S. Midwest hot
rolled spot price
U.S. dollars per ton
750
650
550
450
350
250
03
04
Source: CRU Monitor

In the U.S., GDP growth is forecast to be above 3% in 2005, driven by consumer spending, business investment and exports. However, expectations are being tempered due to higher oil and energy prices. Auto production is expected to be marginally higher while non-residential construction spending is expected to grow by close to 8%.

Input cost pressures will continue throughout 2005 as contract prices for raw materials are expected to rise. The strength of the global steel market is expected to continue to support energy and raw materials prices at historically high levels.

In North America, the very high year end customer inventories will dampen the demand for flat rolled steel in early 2005. As a result, North American flat rolled steel demand for the year is expected to be similar to the record level of close to 100 million tons experienced in 2004.

2004 Market mix
Hamilton operations


Distribution
23%
Automotive
41%
Offshore
2%
Pipe &
Tube
3%
Packaging
11%
Construction
13%
Manufacturing
7%

2004 Product mix
Hamilton operations


Hot rolled
22%
Galvanized
44%
Cold rolled
19%
Tin mill products
10%
Tube
5%

Market segments

Automotive

In 2004, North American vehicle production decreased by approximately 0.5%. In 2005, production is expected to be similar to 2004 levels, supported by strong consumer spending and fuelled by continuing low interest rates and auto makers' sales incentives.

Distribution

Canadian service centre steel purchases increased by 2.5% in 2004, due primarily to the surge in imports experienced in the second half of the year. The combination of flat end-user demand and the need to reduce inventories from the very high year end levels is expected to result in no growth in service centre flat rolled steel purchases in 2005.

Construction

Canadian non-residential construction activity is expected to strengthen from growth of over 1% in 2004 to a 6% increase in 2005. Strong corporate profits, relatively low interest rates and capacity expansion are expected to drive increased investment. While new housing starts are expected to be lower in 2005, renovation spending on existing residences should remain strong.

Packaging

The packaging industry is expected to continue its modest growth trend of less than 1% per year. As the only producer of tinplate in Canada and one of only six in North America, Dofasco's shipments to this segment are expected to follow a similar trend.

Manufacturing

The Canadian manufacturing sector performed well in 2004, increasing output by 4%, despite the impact of the stronger Canadian dollar. Overall manufacturing activity in 2005 is unlikely to increase as the competitiveness of Canadian manufacturers continues to be adversely impacted by the strong Canadian dollar.

Pipe and tube

Dofasco supplies flat rolled steel for use in oil country tubular goods and mechanical tubing. Tubing for automotive applications is included in Dofasco's automotive market segment. Pipe and tube production in Canada grew by approximately 12% in 2004 and is expected to increase by about 6% in 2005, reflecting continued strength in Canadian drilling activity.

2005 Outlook for Dofasco

Steel Operations' results are expected to remain strong in 2005. Shipment levels from Hamilton are expected to be similar to 2004, reflecting continued strong North American flat rolled steel demand. Revenue per ton in 2005 is expected to be higher than in 2004 due to price increases on renegotiated contracts, which will be partially offset by the negative impact of the stronger Canadian dollar. As FDIP progresses, scheduled downtime at the cold rolling operations will result in a lower-value product mix in 2005. Cost per ton is expected to be higher in 2005, driven by higher costs of purchased slabs, iron ore, coal and energy and the high cost of opening inventories, with continued volatility in scrap prices.

Gallatin's shipments and production are expected to reflect continued excellent operating performance in 2005. Gallatin's financial results are primarily driven by the spread between U.S. spot market selling prices and the cost of scrap and scrap substitutes. Significant volatility of these market-driven variables in the current environment make it difficult to predict Gallatin's results for 2005.

Risks and risk management

The Corporation's performance may be affected by a number of risks and uncertainties. Dofasco's senior management identifies key risks and has processes in place to monitor, manage and mitigate these risks. Included in these processes is an annual review of Dofasco's Commodity Risk Management Policy with the Audit Committee. Additional risks and uncertainties not presently known by the Corporation, or that the Corporation does not currently anticipate will be material, may impair the Corporation's performance.

Economic cycles

The North American steel industry experiences supply and demand cycles relative to the general economic environment. The industry is also impacted by the level of manufacturing activity in several key industries, such as automotive, construction, packaging, consumer goods, and oil and gas. The financial performance of North American steel companies, including Dofasco, is impacted by the effects of these cycles. A downturn in the economy generally, and in those industries on which Dofasco relies for sales of steel in particular, would likely have an adverse impact on the Corporation.

Dofasco mitigates the adverse impact of economic cycles by maintaining a diversified mix of contract and spot business and a high-value product mix, and by delivering industry-leading quality and customer service. This approach is consistent with Dofasco's long-term focus on earning a return above its cost of capital over the business cycle.

Foreign exchange rates

Dofasco is exposed to foreign exchange risk due to the impact of rate fluctuations on U.S. dollar-denominated sales and purchases, euro-denominated purchases and Canadian dollar transactions influenced by U.S. dollar pricing. In addition, the Corporation is exposed to foreign exchange rate risk on the translation of its U.S. dollar working capital and its net investments in U.S. and Mexican operations.

Dofasco has both sales and purchases denominated in U.S. dollars, which are relatively in balance at this time. However, over the longer term, Dofasco's revenue per ton reflects U.S. dollar pricing, thereby increasing the Corporation's exposure to currency fluctuations.

Periodically, the Corporation has entered into forward purchase contracts to hedge some of its U.S. dollar-denominated and euro-denominated purchases, such as slabs or major capital expenditures. The Corporation does not hold or issue derivative financial instruments for trading or for speculative purposes.

Steel industry competition

The Corporation's business faces significant competition from other steel producers. The nature of steel industry competition continues to undergo fundamental change both in North America and globally. During the past several years, a number of flat rolled steelmakers in North America emerged from the restructuring process with lower cost structures. The consolidation of the global steel industry continued in 2004, resulting in a larger proportion of total steel production controlled by a fewer number of companies. While the Corporation has taken steps to maintain its competitive advantage, the impact of future competition cannot be determined. To maintain its performance advantage and improve productivity, Dofasco continues to invest in its facilities to lower its operating costs and improve its product mix.

Success in the steel industry is dependent on a company's ability to differentiate itself in the market, often by developing or accessing technological innovations. Dofasco's ability to innovate, its longstanding relationships with other recognized industry leaders and its financial strength have enabled it to continue to develop and access world-class technology.

Flat rolled steel imports
% of demand


35
30
25
20
15
10
5
0
00 01 02 03 04 E
Canada
United States
Source: Statistics Canada, AISI

Steel trade

Dofasco faces the risk of injury due to the pricing impact of steel traded in violation of international trade rules. High volumes of steel imports have historically entered North American markets, often in surges that tend to destabilize and disrupt markets. Dofasco relies on the application of Canadian trade laws to prevent imports of "dumped" steel – steel sold at a price below either the cost of production or the selling price in the producer's home market – from injuring Canadian steel producers. However, there can be no assurance the trade laws will be applied in a manner that provides Dofasco with adequate protection.

Dofasco participates in ongoing discussions to address steel trade issues on three fronts: globally, North America-wide and within Canada.

Globally, Dofasco continues to have concerns regarding government subsidies that distort competition and potentially perpetuate steel overcapacity worldwide. Dofasco is monitoring the activities of the Organization for Economic Cooperation and Development (OECD) relating to this.

Within North America, Dofasco is a member of the North American Steel Trade Committee. This committee includes industry and government representatives from the U.S., Canada and Mexico which meet semi-annually to address steel trade issues, both within North America and internationally.

In the United States, where Dofasco has been subject to a dumping action on corrosion-resistant steel since 1993, Dofasco continues to participate in the reviews conducted by the U.S. Department of Commerce. Dofasco's appeal to the NAFTA Binational Panel regarding the U.S. International Trade Commission's (ITC) 2001 injury determination in the sunset review of corrosion-resistant carbon steel flat products from Canada is still in progress. Dofasco anticipates a decision by the NAFTA Binational Panel in March 2005.

In 2004, the Canadian International Trade Tribunal (CITT) rescinded its anti-dumping findings on hot rolled, cold rolled and galvanized steel from several countries following five-year sunset reviews of anti-dumping decisions made by the CITT in 1999. Dofasco was disappointed in these decisions and continues to believe anti-dumping measures are important to the long-term health of the Canadian steel industry. Dofasco, the Canadian steel industry and the Canadian government continue to monitor imports to prevent unfair trade from injuring the industry.

Concentration in specific industry sectors

The automotive industry is the Corporation's largest market segment. In 2004, shipments to the automotive segment accounted for 41% of Hamilton's total shipments, excluding indirect shipments via the distribution segment. Dofasco's focus on customer relationships and its continuous investment in the latest technology through global partnerships positions it to be a supplier of choice in this segment. However, a downturn in the automotive industry could have an adverse impact on the Corporation's performance.

Dofasco's position as a leading automotive steel supplier is maintained and enhanced through investments in value-added products. Dofasco is also well-diversified across the automotive sector by customer and by auto platform. Because of its low cost structure, Dofasco is able to competitively access other market segments when automotive demand falls.

Commodities

Dofasco's steelmaking operations in Hamilton and at Gallatin Steel consume large quantities of raw materials and other commodities. As a result, the Corporation's performance could be adversely impacted by changes in the price or availability of such raw materials and commodities.

The Corporation has procurement strategies to ensure security of supply, price competitiveness and quality assurance of its raw materials and other commodities. Dofasco's largest raw material requirements are scrap steel, iron ore and coal. Dofasco also purchases significant quantities of steel slabs.

Dofasco's Hamilton operations and Gallatin Steel have reliable sources of scrap steel, which are subject to spot market pricing.

Iron ore and coal are key inputs to Hamilton's integrated stream, which provides approximately 60% of total slabs charged to the Hot Mill, with the Electric Arc Furnace accounting for approximately 30%. Dofasco has long-term, secure sources of iron ore, primarily from QCM. QCM's collective bargaining agreement with its unionized employees expired on March 1, 2005. QCM management is negotiating with the union to reach a resolution that is acceptable to all parties without a disruption to Dofasco's supply. Dofasco also secures approximately 30% of its iron ore pellets from Wabush Mines, in which it has an ownership interest. The Iron Ore Company of Canada supplies approximately 8% of the Corporation's iron ore pellets.

The Corporation has long-term relationships with a variety of North American coal suppliers, which supply at market prices established by annual and multi-year contracts.

Dofasco supplements its raw steel production with purchased slabs, which account for approximately 10% to 15% of total slabs charged to the Hot Mill. The Corporation has long-term relationships with a variety of global slab suppliers, primarily from Brazil, which are subject to spot market pricing.

Energy

Dofasco's steelmaking operations in Hamilton and at Gallatin Steel consume large quantities of energy, primarily electricity and natural gas. As a result, the Corporation's performance could be adversely impacted by increased energy prices.

To ease the impact of price changes in these commodities, Dofasco uses risk management approaches including improving energy efficiency, maintaining an appropriate portfolio of fixed price contracts and spot price exposure, as well as operating strategies responsive to electricity market conditions. The Corporation also manages its price and availability risk through a portfolio of short- and long-term supply agreements and utilizing multiple sources of supply. Dofasco reduces the amount of fuel it purchases by recycling by-product fuels from internal manufacturing processes.

Like many major power users in Ontario, Dofasco is subject to the possibility of constrained electricity supply during times of peak seasonal demand. Dofasco is actively involved in the process to create a reliable competitive Ontario electricity market that is competitive with other North American markets.

Operational

Dofasco is subject to operational risks from major unplanned failures of equipment or technology, human error, or due to other external events. While the Corporation has taken steps to mitigate these risks, there can be no assurance that the Corporation will not be adversely impacted by such events.

The Corporation manages operational risks in a number of ways. Dofasco maintains and enhances its world-class plant and facilities through ongoing capital investment. To support technology and business continuity and recovery, it operates multiple back-up facilities. Effective controls and systems are in place and are managed by trained and capable people, helping to ensure reliability. Dofasco maintains a robust, formal and cross-functional crisis-response process to minimize the adverse impact of unplanned events. In addition, the Corporation protects itself from these and other operational risks with insurance coverage.

Environmental

Due to its manufacturing and mining activities, the Corporation is subject to risk of penalties from non-compliance with environmental laws and regulations. There can be no assurance that Dofasco will be able to meet all applicable regulatory requirements.

In support of compliance with environmental laws and regulations, the Corporation collaborates with government and industry to develop environmental policies and regulatory standards. Dofasco continues to meet all its commitments under its voluntary Environmental Management Agreement with the Canadian and Ontario governments.

On January 10, 2005, the Government of Canada, the Government of Ontario and the Canadian Steel Producers Association signed a Memorandum of Understanding to work together to address climate change and Canada's obligations under the Kyoto Protocol. The agreement sets out short-term and longer-term plans for government and industry action to reduce greenhouse gas emissions. This will result in an achievable plan for Dofasco and other Canadian steel producers to sustain their leadership position with respect to reducing greenhouse gas emissions, without adversely impacting their competitiveness. Dofasco and the Canadian steel industry have reduced greenhouse gas emissions intensity (kilograms of greenhouse gases per tonne of steel shipped) by 30% from 1990 levels.

Dofasco actively manages its emissions to air and water, and recycles its secondary materials to reduce costs and to reduce the volume of waste sent to landfill. Dofasco's environmental management systems at its Hamilton manufacturing facilities and those at Powerlasers' manufacturing divisions, DJ Galvanizing and Dofasco de Mexico are registered to the ISO 14001 Standard. Dofasco Marion has completed the registration audit in early 2005 and is being recommended for certification.

The Corporation and its affiliates are required to have a number of governmental permits and approvals. Any of these permits or approvals may be subject to denial, revocation or modification in certain circumstances. Failure to obtain or comply with the conditions of permits or approvals may result in the imposition of penalties against the Corporation or otherwise adversely affect the operations of the Corporation.

Additionally, the Corporation may be adversely impacted if environmental legislation or regulations are amended or are interpreted or enforced differently, or if new environmental legislation is enacted. The Corporation may be required to obtain additional permits or approvals or to incur additional costs.

Labour relations

Dofasco's positive labour relations history is based on treating people fairly and with respect. Employees throughout the organization share in the Corporation's financial success through participation in various forms of performance-based compensation plans.

Management at the Corporation's Powerlasers subsidiary and union representatives successfully negotiated a first collective bargaining agreement which was ratified by the employees on March 6, 2005. This collective agreement, expiring on February 1, 2008, covers approximately 60 employees at Powerlasers' Concord manufacturing facility following the union certification in July 2004. On January 29, 2005, the unionized employees voted in favour of a strike mandate which was acted upon effective February 10, 2005. During the labour disruption, Powerlasers' management implemented contingency measures to mitigate any adverse impact on customer supply commitments. The effects of the 25-day labour disruption and the terms of the initial collective bargaining agreement are not expected to have a significant impact on the Corporation's financial performance.

Dofasco respects the right of all employees to choose or refuse union representation, although its preference is to deal directly with its employees rather than through a third party. Employees at the Corporation's Hamilton operations and at Baycoat, DJ Galvanizing, Gallatin Steel and Powerlasers' Ohio facility and Advanced Technology Centre are not unionized, while most hourly employees at Dofasco Marion, Dofasco de Mexico, Sorevco, Powerlasers' Concord, Ontario facility and Wabush Mines are represented by labour unions.

SUMMARY OF QUARTERLY RESULTS

(Unaudited; in millions of dollars except per share amounts and where noted)

	2004 Quarters				2004
	First	Second	Third	Fourth	Annual
Steel shipments (000s of net tons)	**1,317**	**1,284**	**1,194**	**1,207**	**5,002**
Raw steel production[1] (000s of net tons)	**1,390**	**1,409**	**1,413**	**1,288**	**5,500**
Net sales	**$ 961.2**	**$ 1,061.6**	**$ 1,089.0**	**$ 1,113.1**	**$ 4,224.9**
Gross income	**$ 151.9**	**$ 216.8**	**$ 247.8**	**$ 219.7**	**$ 836.2**
Net income	**$ 54.6**	**$ 110.5**	**$ 115.0**	**$ 96.8**	**$ 376.9**
Earnings per common share:					
Basic	**$ 0.71**	**$ 1.45**	**$ 1.50**	**$ 1.26**	**$ 4.92**
Diluted	**$ 0.71**	**$ 1.44**	**$ 1.49**	**$ 1.25**	**$ 4.90**

	2003 Quarters†				2003
	First	Second	Third	Fourth	Annual
Steel shipments (000s of net tons)	1,182	1,211	1,174	1,266	4,833
Raw steel production[1] (000s of net tons)	1,395	1,265	1,345	1,328	5,333
Net sales	$ 902.9	$ 923.2	$ 857.6	$ 871.2	$ 3,554.9
Gross income	$ 157.5	$ 147.9	$ 119.4	$ 133.8	$ 558.6
Net income	$ 46.9	$ 38.7	$ 29.7	$ 2.4	$ 117.7
Earnings per common share:					
Basic	$ 0.62	$ 0.51	$ 0.39	$ 0.03	$ 1.55
Diluted	$ 0.62	$ 0.51	$ 0.39	$ 0.03	$ 1.55

† Restated (see note 2 to the consolidated financial statements)

1 Raw steel production includes purchases of semi-finished steel processed

SELECTED ANNUAL FINANCIAL INFORMATION

(Unaudited; in millions of dollars except per share amounts and where noted)

For the years ended December 31	2004	2003†	2002
Steel shipments (000s of net tons)	**5,002**	4,833	4,827
Raw steel production[1] (000s of net tons)	**5,500**	5,333	5,470
Net sales	**$ 4,224.9**	$ 3,554.9	$ 3,583.7
Gross income	**$ 836.2**	$ 558.6	$ 647.2
Net income	**$ 376.9**	$ 117.7	$ 122.8
Earnings per common share:			
Basic	**$ 4.92**	$ 1.55	$ 1.63
Diluted	**$ 4.90**	$ 1.55	$ 1.62
Dividends declared per share:			
Common	**$ 1.26**	$ 1.20	$ 1.08
Preferred	**$ 3.36**	$ 4.75	$ 4.75
Total assets	**$ 3,722.2**	$ 3,259.3	$ 3,585.1
Total long-term liabilities	**$ 709.8**	$ 909.5	$ 993.8

† Restated (see note 2 to the consolidated financial statements)

1 Raw steel production includes purchases of semi-finished steel processed

AUDITORS' REPORT

To the Shareholders of Dofasco Inc.

We have audited the consolidated balance sheets of Dofasco Inc. as at December 31, 2004 and 2003 and the consolidated statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Dofasco Inc. as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP

Chartered Accountants
Toronto, Canada

February 3, 2005

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying financial statements of Dofasco Inc. and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Where alternative accounting methods exist, management has chosen those methods deemed most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management has ensured that the financial information presented throughout the annual report is consistent with the financial statements.

Dofasco Inc. maintains systems of internal accounting and administrative controls which are of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Corporation's assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board, and all of its members are outside directors. The Committee meets periodically with management, as well as with internal and external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues. The Committee has reported its findings to the Board which has approved the financial statements for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or re-appointment of the external auditors.

The consolidated financial statements have been audited on behalf of the shareholders by the external auditors, Ernst & Young LLP, in accordance with Canadian generally accepted auditing standards. Ernst & Young LLP has full and free access to the Audit Committee.



Walter W. Bilenki
VICE PRESIDENT – FINANCE



Donald A. Pether
PRESIDENT AND CHIEF EXECUTIVE OFFICER

February 3, 2005

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

for the years ended December 31 (in millions except per share amounts)	2004	2003†
Income		
Net sales	**$ 4,224.9**	$ 3,554.9
Cost of sales (before the following item)	**3,327.2**	2,963.4
Employees' profit sharing (note 15)	**61.5**	32.9
	3,388.7	2,996.3
Gross income	**836.2**	558.6
Depreciation and amortization	**235.8**	251.8
Operating income	**600.4**	306.8
Interest on long-term debt	**39.3**	48.6
Investment and other income	**(10.5)**	(6.1)
Foreign exchange loss	**5.9**	32.4
Loss on disposal of QCM (note 6)	**–**	27.9
Income before income taxes	**565.7**	204.0
Income tax expense (note 14)	**183.7**	85.3
	382.0	118.7
Minority interest	**5.1**	1.0
Net income	**$ 376.9**	$ 117.7
Earnings per common share (note 11)		
Basic	**$ 4.92**	$ 1.55
Diluted	**$ 4.90**	$ 1.55
Dividends declared per common share	**$ 1.26**	$ 1.20
Retained earnings		
Opening balance as previously reported	**$ 1,081.1**	$ 1,053.9
Accounting change (note 2)	**(8.9)**	(8.2)
Opening balance as restated	**1,072.2**	1,045.7
Net income	**376.9**	117.7
Premium on redemption of preferred shares (note 10)	**(0.1)**	–
	1,449.0	1,163.4
Dividends declared:		
Preferred shares	**0.4**	0.6
Common shares	**96.6**	90.6
	97.0	91.2
Ending balance	**$ 1,352.0**	$ 1,072.2

See accompanying notes to consolidated financial statements

† Restated (see note 2)

CONSOLIDATED BALANCE SHEETS

December 31 (in millions)	2004	2003†
Current assets		
Cash and cash equivalents	**$ 262.2**	$ 346.1
Short-term investments	**106.0**	54.5
Accounts receivable (net of allowance for doubtful accounts of $15.8; 2003 – $17.7)	**502.4**	354.3
Inventories (note 3)	**1,060.4**	816.3
Future income tax assets (note 14)	**11.1**	6.9
	1,942.1	1,578.1
Fixed and other assets		
Fixed assets (note 4)	**1,669.7**	1,579.5
Future income tax assets (note 14)	**–**	36.8
Accrued pension benefit (note 16)	**76.2**	31.0
Investments and other assets (note 7)	**34.2**	33.9
	1,780.1	1,681.2
Total assets	**$ 3,722.2**	$ 3,259.3
Current liabilities		
Bank borrowings of joint ventures (note 9)	**$ 4.9**	$ 12.2
Accounts payable and accrued liabilities	**498.7**	334.4
Income and other taxes payable	**61.8**	1.3
Dividends payable	**25.4**	22.9
Current requirements on long-term debt (note 9)	**219.9**	53.8
	810.7	424.6
Long-term liabilities		
Long-term debt (note 9)	**224.6**	444.6
Future income tax liabilities (note 14)	**56.5**	66.2
Employee future benefits (note 16)	**402.5**	376.6
Other long-term liabilities (note 5)	**26.2**	22.1
	709.8	909.5
Minority interest	**35.8**	30.7
Shareholders' equity		
Preferred shares (note 10)	**–**	11.4
Common shares (note 10)	**850.6**	821.3
Contributed surplus (note 10)	**9.2**	7.7
Retained earnings	**1,352.0**	1,072.2
Currency translation adjustment (note 17)	**(45.9)**	(18.1)
	2,165.9	1,894.5
Total liabilities and shareholders' equity	**$ 3,722.2**	$ 3,259.3

Commitments and contingencies (note 18)

See accompanying notes to consolidated financial statements

† Restated (see note 2)

On behalf of the Board:





Brian F. MacNeill
DIRECTOR

Donald A. Pether
DIRECTOR

for the years ended December 31 (in millions)	2004	2003†
Cash provided from (used for):		
Operating activities:		
Net income	$ 376.9	$ 117.7
Add (deduct) items not affecting cash		
Depreciation and amortization	235.8	251.8
Future income taxes	25.8	(20.7)
Employee future benefits	(19.3)	32.0
Stock-based compensation	7.4	9.6
Loss on disposal of QCM	–	27.9
Other	6.4	9.1
	633.0	427.4
Add (deduct) changes in non-cash components of working capital		
Accounts receivable	(154.6)	(45.4)
Inventories	(249.8)	66.4
Accounts payable and accrued liabilities	149.6	(13.7)
Income and other taxes payable	57.9	(64.3)
	(196.9)	(57.0)
	436.1	370.4
Investment activities:		
Capital expenditures	(318.0)	(163.1)
(Increase) decrease in short-term investments	(51.5)	13.4
Other	(0.4)	(9.7)
	(369.9)	(159.4)
Financing activities:		
Decrease in bank borrowings of joint ventures	(7.3)	(15.0)
Repayment of long-term debt	(54.8)	(112.0)
Redemption of preferred shares	(11.5)	(0.2)
Common shares issued	26.2	22.7
Dividends paid	(94.5)	(88.7)
	(141.9)	(193.2)
Effect of exchange rate changes on cash and cash equivalents	(8.2)	(6.4)
Cash and cash equivalents		
(Decrease) increase in year	(83.9)	11.4
Balance at beginning of year	346.1	334.7
Balance at end of year	$ 262.2	$ 346.1
Cash payments made for:		
Interest	$ 39.0	$ 51.7
Income taxes	$ 101.9	$ 181.1

See accompanying notes to consolidated financial statements

† Restated (see note 2)

1. Significant accounting policies

The consolidated financial statements for 2004 and 2003 have been prepared by the Corporation in accordance with Canadian generally accepted accounting principles and are within the framework of the accounting policies summarized below:

(a) Basis of consolidation

The consolidated financial statements include the accounts of the Corporation, its subsidiaries and the proportionate share of the assets, liabilities and results of operations of its joint venture activities. The remaining long-term investments are carried at cost.

(b) Cash and cash equivalents

Cash and cash equivalents includes cash on deposit and term deposits with remaining maturities of less than three months at acquisition, and are valued at cost plus accrued interest, which approximates fair value. Term deposits with remaining maturities greater than three months at acquisition are classified as short-term investments.

(c) Inventories

Inventories are valued at the lower of average cost and net realizable value.

(d) Fixed assets

Fixed assets are recorded at their historical cost. Interest incurred during the construction of capital projects is not capitalized.

Depreciation is computed generally by the straight-line method applied to the cost of assets in service at annual rates based on their estimated useful lives, as follows:

Buildings	2.5 to 5%
Equipment and machinery	5 to 25%

(e) Impairment of long-lived assets

On an annual basis, the Corporation reviews whether there are any indicators of impairment of its long-lived assets. If such indicators are present, the Corporation assesses the recoverability of the long-lived assets or group of assets by determining whether the carrying value of such assets can be recovered through undiscounted future cash flows. If the sum of undiscounted future cash flows is less than the carrying amount, the excess of the carrying amount over the estimated fair value, based on discounted future cash flows, is recorded as a charge to net income.

(f) Goodwill

Goodwill is not subject to amortization but is subject to an annual review for impairment, which consists of the comparison of the fair value of the reporting unit to the underlying carrying value of the reporting unit's net assets. Any excess of carrying value over fair value would be recorded as a charge to net income.

(g) Revenue recognition

Revenue from the sale of manufactured products is recognized when the price is fixed or determinable when collectability is reasonably assured, and upon acceptance by and shipment to customers.

(h) Research, development and pre-operating costs

Research costs are expensed as incurred. Development costs are also expensed unless technical feasibility has been established and all criteria for deferral under generally accepted accounting principles have been met. To date, no development costs have been deferred.

All pre-operating costs related to facilities prior to the commencement of commercial operations are expensed as incurred.

(i) Income taxes

The Corporation follows the liability method of income tax allocation. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

(j) Translation of foreign currencies

Foreign currency monetary assets and liabilities of domestic operations are translated at year-end exchange rates while foreign currency revenues and expenses are translated at average exchange rates prevailing during the year.

Dofasco de Mexico, Dofasco USA and Dofasco Marion are classified as integrated foreign operations. Consequently, their monetary assets and liabilities have been converted to Canadian dollars using the exchange rate in effect at the balance sheet date. All other assets and liabilities are converted at historical rates. Revenues and expenses are translated at the average exchange rates for the year except depreciation, which is translated at the historical rate applicable to the related asset.

Dofasco's other foreign operations are classified as self-sustaining. Consequently, their assets and liabilities are translated to Canadian dollars using the year-end exchange rates. Revenues and expenses are translated at the average rates during the year. Exchange gains or losses on translation of the Corporation's net investment in the operations are deferred as a separate component of shareholders' equity (currency translation adjustment).

The appropriate amounts of exchange gains or losses accumulated in the separate component of shareholders' equity are reflected in income when there is a reduction, as a result of capital transactions, in the Corporation's net investment in the operations that gave rise to such exchange gains and losses.

(k) Derivative financial instruments

Dofasco utilizes derivative financial instruments in its management of exposures to fluctuations in commodity prices, foreign currency exchange rates and interest rates as described in note 20. Hedge accounting is used as there is a high degree of correlation between price movements in the derivative instrument and the item designated as being hedged. Gains and losses are recognized in the same period as the hedged item and are recorded in the Consolidated Statement of Income in the same manner as the hedged item. If correlation ceases, hedge accounting is terminated and future changes in the market value of the derivative instruments are recognized as gains or losses in the period of change. The Corporation formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific firm commitments or forecasted transactions.

(l) Employee benefit plans

The cost of pension and post-employment benefits (including medical benefits, dental care, life insurance and certain compensated absences) related to employees' current service is charged to income annually. The cost is computed on an actuarial basis using the projected benefit method prorated on service and management's best estimates of various actuarial factors, including investment return, salary escalation, other cost escalation and retirement ages of employees.

Past service costs resulting from plan amendments are deferred and amortized on a straight-line basis over the average remaining service period of active employees at the date of amendment.

Pension plan assets are valued at fair value for purposes of calculating the expected return on plan assets.

Actuarial gains (losses) arise from the difference between the actual results for the period and the expected results based on the actuarial assumptions used to determine the accrued benefit obligation and from changes in actuarial assumptions. The excess of the net accumulated actuarial gain (loss) over 10% of the greater of the benefit obligations and the fair value of plan assets is amortized over the average remaining service period of active employees. The average remaining service period of the active employees covered by the employee future benefit plans at the measurement date of September 30, 2004 is 12 years (2003 – 12 years).

On January 1, 2000, the Corporation adopted the new accounting standard on employee future benefits using the prospective application method for its pension plans. The Corporation is amortizing the resulting transitional asset on a straight-line basis over 16 years, which was the average remaining service period of employees expected to receive benefits under the benefit plan as of January 1, 2000. The new standard was adopted on a retroactive basis for the Corporation's other benefit plans effective January 1, 1999.

(m) Stock-based compensation plans

Stock options without attached stock appreciation rights granted after January 1, 2002 are accounted for under the fair value method. Under this method, compensation expense is measured at fair value at the grant date using the Black-Scholes option pricing model and recognized over the vesting period with a corresponding increase to contributed surplus. When stock options are exercised, the proceeds, together with the amount recorded in contributed surplus, are recorded in share capital. Stock options granted prior to January 1, 2002 continue to be accounted for using the intrinsic value method which does not give rise to compensation expense.

Stock options with attached stock appreciation rights give the holder the right to elect to either receive cash in an amount equal to the excess of the quoted market price over the option price or to receive a common share by making a cash payment equal to the option price. For stock options with stock appreciation rights and other awards to be settled in cash, compensation expense is calculated as the amount by which the quoted market price exceeds the option price with ongoing re-measurement of the outstanding liability. If the holder elects to purchase common shares, the liability is credited to contributed surplus.

(n) Earnings per common share

Earnings per common share is calculated on the basis of net income for the year, less preferred dividends, divided by the monthly weighted average number of common shares outstanding during the year.

Diluted earnings per common share reflect the assumed conversion of all dilutive securities using the treasury stock method. Under the treasury stock method the exercise of options is assumed to be at the beginning of the period (or at the time of issuance, if later). The assumed proceeds from the exercise of options, plus the unamortized compensation expense for options granted after January 1, 2002, are used to purchase common shares at the average price during the period. The incremental number of common shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) is included in the denominator of the diluted earnings per share computation.

(o) Use of estimates

The preparation of the Corporation's consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the amounts reported and disclosed in the consolidated financial statements. Management believes that the estimates used in preparing the consolidated financial statements are reasonable and prudent; however, actual results could differ from those estimates.

2. Accounting change adopted in 2004

Asset retirement obligations

Effective January 1, 2004 the Corporation adopted CICA Handbook Section 3110, "Asset Retirement Obligations." The new section establishes requirements for the recognition, measurement and disclosure of the legal and contractual obligations for the retirement of tangible long-lived assets. The standard requires that the fair value of the liabilities relating to asset retirements be recognized in the period in which they are incurred. The liability is accreted over time through periodic charges to income. In addition, the asset retirement cost is capitalized as part of the carrying value of the related long-lived assets and depreciated over the asset's useful life. The new standard replaces requirements in the CICA Handbook Section 3061, "Property, Plant and Equipment," that required a provision for future removal and site restoration costs to be recorded when reasonably determinable, in a rational and systematic manner.

The accounting change, which applies only to the Corporation's Wabush Mines joint venture, was adopted on a retroactive basis, and accordingly, the consolidated financial statements of prior periods have been restated. As a result, the long-term liability for asset retirement obligations at January 1, 2003 increased by $12.4 million to $15.6 million, the related long-lived asset increased by $0.4 million and future income tax liabilities decreased by $3.8 million. Retained earnings at January 1, 2003 decreased by $8.2 million reflecting the cumulative effect of the accounting change. The change in accounting policy resulted in a charge to net income of $0.7 million in 2004 (2003 – $0.7 million), consisting of the accretion of the liability and the amortization of the related asset.

3. Inventories

(in millions)	2004	2003
Raw materials and other inventories	$ 339.4	$ 284.6
Semi-finished and finished steel products	721.0	531.7
	$ 1,060.4	$ 816.3

4. Fixed assets

	2004		2003	
(in millions)	Cost	Accumulated Depreciation	Cost	Accumulated Depreciation
Land	$ 45.9	$ –	$ 46.3	$ –
Buildings	677.8	444.6	678.6	417.7
Equipment and machinery	4,232.1	3,226.3	4,212.9	3,066.8
Construction in progress	384.8	–	126.2	–
	$ 5,340.6	$ 3,670.9	$ 5,064.0	$ 3,484.5
Net book value		$ 1,669.7		$ 1,579.5

Included in equipment and machinery are assets under capital lease with a cost of $10.2 million (2003 – $7.9 million) and accumulated depreciation of $4.2 million (2003 – $3.0 million).

The authorized amount required to complete capital projects is $488 million at December 31, 2004. The majority of these expenditures will be incurred in the next two years.

5. Asset retirement obligations

The Corporation has recorded a liability for asset retirement obligations of $17.7 million at December 31, 2004 (December 31, 2003 – $16.6 million) included in other long-term liabilities. The asset retirement obligation represents the legal and contractual obligations associated with the eventual closure of the Corporation's mining operations. These obligations consist of costs associated with reclamation and monitoring activities and the removal of tangible assets at the Corporation's Wabush Mines joint venture, which has iron ore mining and concentrating operations located near Labrador City, Newfoundland and Labrador, and a pelletizing facility in Pointe Noire, Quebec.

The Corporation determined the amount of the asset retirement obligation based on its share of the estimated future cash flows required to settle the obligation of $28.7 million. The estimated future cash flows are expected to be paid in 2013, the estimated closure date, determined based on the remaining economic iron ore reserves under the existing mining plan. The estimated future cash flows have been discounted using a credit-adjusted risk-free rate of 6.25%.

6. Investment in Quebec Cartier Mining Company (QCM)

Capital restructuring

Effective December 31, 2003, a significant capital restructuring of QCM was completed through the finalization of agreements between the Corporation and CAEMI of Brazil, each 50% shareholders of QCM, Investissement Quebec and QCM. This restructuring was designed to fund the further development of the mine and allow QCM to execute a multi-year mining plan.

The restructuring resulted in the sale of all the common shares of QCM owned by the Corporation to an independent third party for nominal consideration and the exchange of the Corporation's $20 million of notes receivable from QCM for non-voting, non-participating preferred shares of QCM. The non-voting preferred shares feature a 4% cumulative dividend from and after January 1, 2011, and may be convertible into common shares of QCM only by a future owner. The preferred shares are recorded in investments and other assets at their estimated fair value at the time of the restructuring of $20 million. The sale of the common shares resulted in a charge to income of $27.9 million in 2003.

In addition, the Corporation may be required to contribute a maximum of $34.5 million between 2004 and 2010 with an annual maximum ranging from $5 million to $7 million, based on a defined formula, in order to provide continuing support of future mine development at QCM. To date, no support payments have been required.

As the Corporation has no common equity ownership in QCM, the preferred share investment in QCM is accounted for on a cost basis. Accordingly, the balance sheets at December 31, 2004 and 2003 do not reflect the Corporation's proportionate share of the assets and liabilities of QCM, and the consolidated statements of income and cash flows for 2004 do not include any share of QCM's results of operations or cash flows. However, the Corporation proportionately consolidated QCM's statements of income and cash flows for 2003 as the disposition did not qualify for treatment as a discontinued operation under the new CICA Handbook Section 3475, "Disposal of Long-lived Assets and Discontinued Operations," effective for disposals after May 1, 2003, because of the nature of the Corporation's continuing involvement in the operations of QCM.

The Corporation's statements of income and cash flows for 2003 include the proportionate share of the major components of QCM's financial statements, summarized below:

(in millions)	2003
Statement of income	
Net sales	$ 183.3
Income before income taxes	12.9
Income tax expense	(0.5)
Net income	$ 12.4
Statement of cash flows	
Cash provided from (used for):	
Operating activities	$ 29.2
Investment activities	8.9
Financing activities	(23.8)
Net increase in cash	$ 14.3

7. Investments and other assets

(in millions)	2004	2003
Investment in preferred shares of QCM	**$ 20.0**	$ 20.0
Other investments	**3.2**	2.6
Goodwill	**5.9**	6.0
Other	**5.1**	5.3
	$ 34.2	$ 33.9

8. Joint ventures

The Corporation has a 50% interest (except Wabush Mines – 28.6%) in the following operations:

Baycoat (partnership) – a steel coil coating operation

DJ Galvanizing Limited Partnership (DJG) (formerly DNN Galvanizing Limited Partnership) – a galvanizing operation

Gallatin Steel Company (partnership) – a minimill thin slab casting facility

Sorevco and Company, Limited (partnership) – a galvanizing operation

Wabush Mines – an iron ore mining operation

QCM – an iron ore mining operation (disposed of on December 31, 2003 – see note 6)

The Corporation's proportionate share of the major components of its joint ventures is summarized below (before eliminations and including related income taxes):

(in millions)	2004	2003
Statements of income		
Revenues	**$ 809.5**	$ 726.3
Expenses	**(688.4)**	(712.2)
Net income	**$ 121.1**	$ 14.1
Balance sheets		
Working capital	**$ 97.0**	$ 39.0
Fixed and other assets	**236.8**	265.1
Future income tax assets	**–**	36.6
	333.8	340.7
Long-term liabilities	**56.9**	65.0
Future income tax liabilities	**10.9**	2.5
	67.8	67.5
Net investment	**$ 266.0**	$ 273.2
Statements of cash flows		
Cash provided from (used for):		
Operating activities	**$ 175.7**	$ 67.5
Investment activities	**(112.9)**	(5.8)
Financing activities	**(17.7)**	(36.3)
Effect of exchange rate changes on cash	**(2.3)**	(0.1)
Net increase in cash	**$ 42.8**	$ 25.3

9. Long-term debt

(in millions)	2004	2003
Dofasco		
Medium Term Notes		
– 7.5% maturing 2005	**$ 175.0**	$ 175.0
– 7.55% maturing 2008	**125.0**	125.0
Notes – 9.81% maturing 2007	**105.0**	140.0
Capital leases	**1.0**	–
	406.0	440.0
DoSol Galva Limited Partnership		
Notes – variable rates	**–**	9.0
Joint ventures and subsidiaries		
DJ Galvanizing – 6.4% maturing 2008	**32.3**	40.4
Capital leases and other	**6.2**	9.0
	38.5	49.4
Total long-term debt at December 31	**444.5**	498.4
Less current requirements	**219.9**	53.8
	$ 224.6	$ 444.6

Requirements for repayment of long-term debt are as follows:

(in millions)	
2005	$ 219.9
2006	44.5
2007	43.7
2008	133.5
2009	0.3
Thereafter	2.6
Total long-term debt at December 31	$ 444.5

(a) Dofasco

Dofasco has three credit facilities at variable rates. These facilities are comprised of a $100 million one-year revolving line expiring November 30, 2005 and a $150 million three-year revolving line expiring December 31, 2007 and a $50 million operating line that expires upon notice of either party. At any time during its term, Dofasco may request that the one-year facility be extended to its maximum term of one year. On any of its anniversaries, Dofasco may request that the three-year facility be extended for an additional year. As of December 31, 2004, Dofasco has not drawn on these credit facilities.

Pursuant to the filing of a Short Form Shelf Prospectus on November 24, 2004, the Corporation is eligible to issue a maximum of $300 million of Medium Term Notes during the period from November 2004 to December 2006. The terms and interest rates of any such notes will be determined at the time of issue.

(b) Joint ventures and subsidiaries

Certain assets of some of the joint ventures and subsidiaries have been pledged as collateral for their respective loans, all of which are non-recourse to Dofasco except for a guarantee provided on the DJ Galvanizing debt.

At December 31, 2004, the joint ventures and subsidiaries had lines of credit with a maximum availability of $35.6 million (2003 – $37.4 million) bearing interest at rates between prime and prime plus 1% of which $30.7 million (2003 – $25.2 million) was available.

10. Capital stock

(a) Preferred shares

Authorized – preferred shares issuable in series:

Class A preferred shares	500,000
Class B preferred shares	unlimited
Class C preferred shares	unlimited

Issued less redeemed at December 31:

	Shares (in thousands)		(in millions)	
	2004	2003	**2004**	2003
Class A preferred shares, 4 3/4% cumulative and redeemable, series A	–	114	**$ –**	$ 11.4

Class A preferred shares

On October 15, 2004, the Corporation redeemed all of the outstanding 4 3/4% Cumulative Redeemable Class A Preferred Shares, Series A for $11.5 million. Registered holders of Series A Shares received $101 per share, together with the sum of $0.98 per share representing accrued and unpaid dividends up to the redemption date, being a total redemption price of $101.98 per share. During 2003, 2,400 shares were purchased for cancellation for $0.2 million.

(b) Common shares

Authorized – unlimited

Changes in the outstanding common shares during each of the past two years are summarized below:

	Shares (in thousands)	(in millions)
Outstanding at December 31, 2002	75,188	$ 798.6
Shares issued pursuant to employee stock option plans	936	22.7
Outstanding at December 31, 2003	**76,124**	**821.3**
Shares issued pursuant to employee stock option plans	**981**	**29.3**
Outstanding at December 31, 2004	**77,105**	**$ 850.6**

In October 2004, the Corporation filed a normal course issuer bid which entitles the Corporation to acquire up to 3,800,000 of its common shares between November 1, 2004 and October 31, 2005, replacing the normal course issuer bid which expired on May 22, 2004. All purchases are to be made on the open market at the market price at the time of a particular transaction. Any shares acquired pursuant to the bid will be cancelled. No common shares were repurchased under either bid in 2004.

(c) Contributed surplus

(in millions)	**2004**	2003
Opening balance	**$ 7.7**	$ 2.7
Amortization of fair value of stock options	**4.0**	2.3
Exercise of stock options	**(3.1)**	–
Settlement of liability for stock options with attached stock appreciation rights where the holder elected to purchase shares	**0.6**	2.7
Balance at December 31	**$ 9.2**	$ 7.7

11. Basic and diluted earnings per common share

The reconciliation of the numerator and denominator for the calculation of basic and diluted earnings per share is as follows:

(in millions, except number of shares and per share amounts)	**2004**	2003
Net income	**$ 376.9**	$ 117.7
Less:		
Preferred share dividends	**(0.4)**	(0.6)
Premium on redemption of preferred shares	**(0.1)**	–
Income available to common shareholders	**$ 376.4**	$ 117.1
Basic earnings per share		
Weighted average number of shares outstanding (000s)	**76,589**	75,416
Basic earnings per share	**$ 4.92**	$ 1.55
Diluted earnings per share		
Weighted average number of shares outstanding (000s)	**76,589**	75,416
Dilutive effect of stock options (000s)	**308**	350
Adjusted weighted average number of shares outstanding (000s)	**76,897**	75,766
Diluted earnings per share	**$ 4.90**	$ 1.55

12. Stock-based compensation plans

At December 31, 2004, the Corporation has four stock-based compensation plans, which are described below. The Corporation accounts for its grants under those plans in accordance with the fair value based method of accounting for stock-based compensation. The compensation charge recognized for these awards for the year ended December 31, 2004 was an expense of $7.4 million (2003 – $9.6 million).

(a) Stock options without attached stock appreciation rights

The Corporation is authorized to grant common share stock options to certain executive officers and employees. The exercise price of the options may not be less than the market value of the common shares on the date of the grant. Options vest equally on the first, second and third anniversary date of the grant and have a term not to exceed ten years.

In June 2004, the Corporation granted 756,000 options (2003 – 909,900 options) to purchase common shares with an exercise price of $39.89 per share (2003 – $25.50). The estimated fair value of the options has been determined using the widely used Black-Scholes option pricing model. The estimated fair values and assumptions are as follows:

	2004	2003
Estimated fair value per option	**7.32**	5.02
Risk-free interest rate	**4.25%**	3.75%
Expected time until exercise	**5 years**	5 years
Expected volatility in stock price	**25%**	29%
Expected annual dividend yield	**4.05%**	4.35%

The Black-Scholes model used by the Corporation to determine fair values was developed for use in estimating the fair value of freely traded options which are fully transferable and have no vesting restrictions. In addition, this model requires the input of highly subjective assumptions, including future stock price volatility and expected time until exercise. The Corporation's outstanding stock options have characteristics which are significantly different from those of traded options, and changes in any of the assumptions can materially affect the fair value estimate.

(b) Stock options with attached stock appreciation rights

Stock options granted prior to January 1, 2000 have attached stock appreciation rights. As at December 31, 2004 there were 23,900 of these options outstanding and exercisable (2003 – 149,000), with exercise prices ranging from $23.05 to $24.75 per share (2003 – $17.375 to $24.75), a weighted average exercise price of $23.55 per share (2003 – $23.73) and a weighted average remaining contractual life of 3.92 years (2003 – 4.09 years).

A summary of the status of all of the Corporation's stock option compensation plans as of December 31, 2003 and 2004 and changes during the year is as follows:

	Options	Weighted Average Exercise Price
Balance outstanding at December 31, 2002	2,793,850	$ 25.51
Authorized	909,900	25.50
Exercised	(1,448,400)	23.64
Forfeited/expired	(5,250)	27.08
Balance outstanding at December 31, 2003	**2,250,100**	**26.71**
Authorized	**756,000**	**39.89**
Exercised	**(1,061,100)**	**26.49**
Balance outstanding at December 31, 2004	**1,945,000**	**$ 31.95**

The following table summarizes information on stock options outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Outstanding at Dec. 31, 2004	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Exercisable at Dec. 31, 2004	Weighted Average Exercise Price
$23.05 – $25.50	**828,200**	**8.15**	**$ 25.36**	**221,600**	**$ 24.99**
$30.45 – $39.89	**1,116,800**	**8.84**	**$ 36.84**	**126,350**	**$ 30.45**
	1,945,000	**8.55**	**$ 31.95**	**347,950**	**$ 26.97**

(c) Long Term Incentive Plan

The Corporation is authorized to grant deferred share units (DSUs) to certain executive officers and employees under the Long Term Incentive Plan (LTIP). DSUs generally vest three years after the date of their award. Cash payouts, which are made only upon retirement, employment termination or death of the participant, are based on the number of DSUs held by the participant multiplied by the quoted market price of a common share at that time. On each dividend payment date, participants will receive a number of additional DSUs equivalent to the number of common shares that could have been acquired on that date by notional dividend reinvestment. A summary of DSUs under the LTIP outstanding at December 31, 2003 and 2004 and changes during the year is as follows:

	DSUs Outstanding
Balance at December 31, 2002	108,141
Authorized	98,121
Exercised	(125,175)
Balance at December 31, 2003	**81,087**
Authorized	**67,462**
Balance at December 31, 2004	**148,549**

Of the DSUs outstanding as at December 31, 2004 and December 31, 2003, none had vested.

(d) Directors' deferred share plan

The Corporation is authorized to grant DSUs, as an alternative to cash payments, to members of the Board of Directors which may be converted to cash or common shares only upon retirement from the Board. On each dividend payment date, participants will receive a number of additional DSUs equivalent to the number of common shares that could have been acquired on that date by notional dividend reinvestment. At December 31, 2004 there were 11,316 DSUs outstanding (December 31, 2003 – 6,154).

13. Shareholder protection rights plan

On May 7, 2004, the shareholders of the Corporation approved an amended and restated shareholder protection rights plan (the "2004 Rights Plan") which is a successor to similar plans which have been in place since 1989. Under the 2004 Rights Plan, rights ("Rights") outstanding on May 7, 2004 were reconfirmed and one Right will be issued in respect of each voting share (which includes the common shares and any other shares or interest entitled to vote generally in the election of directors) issued prior to the expiry of the 2004 Rights Plan. No consideration is payable by a shareholder upon issuance of the Rights. The 2004 Rights Plan will terminate at the close of the annual meeting of shareholders in 2007, if not terminated earlier.

The 2004 Rights Plan is intended to ensure that, in the event of a bid for control of the Corporation, shareholders will receive full and fair value for their shares and will not be subject to abusive or coercive take-over strategies and that the Board of Directors will have sufficient time to evaluate the bid, negotiate with the bidder, seek out alternative bidders and explore other ways of maximizing shareholder value.

Rights are not exercisable until certain events occur. If anyone (an "Acquiring Person") wishes to acquire 20% or more of the Corporation's voting shares, it may (i) negotiate terms which the Board of Directors of the Corporation approve as being fair to all shareholders or, alternatively (ii) without Board approval, make a "permitted bid" which must contain provisions specified in the 2004 Rights Plan and be accepted by independent shareholders holding more than 50% of the then outstanding voting shares. If the Acquiring Person acquires 20% or more of the Corporation's voting shares other than as described above (subject to certain exceptions), the Rights will become exercisable, automatically allowing holders (other than the Acquiring Person) to purchase common shares at a 50% discount. The Board of Directors may, in certain circumstances, redeem the then outstanding Rights at a redemption price of $0.001 per Right.

14. Income taxes

The income tax expense is comprised of:

(in millions)	2004	2003
Current: Canada	$ 157.1	$ 105.8
Foreign	0.8	0.2
Total current expense	157.9	106.0
Future: Canada	(23.1)	(20.7)
Foreign	48.9	–
Total future expense/(recovery)	25.8	(20.7)
Total income tax expense	$ 183.7	$ 85.3

The income tax expense differs from the amount calculated by applying Canadian income tax rates (federal and provincial) to income before income taxes, as follows:

(in millions)	2004	2003
Income before income taxes	$ 565.7	$ 204.0
Income tax expense computed using statutory income tax rates	$ 243.9	$ 84.9
Add (deduct):		
Manufacturing and processing credit	(37.0)	(19.5)
Loss on disposal of investments	–	31.2
Decrease in valuation allowance:		
Canada	–	(16.8)
Foreign	(11.0)	(6.7)
Effect of different rates in foreign jurisdictions	(14.0)	(1.0)
Minimum taxes	0.2	2.8
Net future income tax expense resulting from changes in tax rates	–	5.9
Other	1.6	4.5
	(60.2)	0.4
Income tax expense	$ 183.7	$ 85.3

Components of future income taxes by jurisdiction are summarized as follows:

(in millions)	2004	2003
Current assets:		
Canada		
Accounting provisions not currently deductible for tax purposes	$ 17.1	$ 15.5
Inventory of production rolls	(8.1)	(8.6)
	9.0	6.9
Foreign		
Accounting provisions not currently deductible for tax purposes	2.1	–
Future income tax assets	$ 11.1	$ 6.9
Assets:		
Foreign		
Net operating loss carryforward	$ –	$ 96.8
Tax depreciation in excess of book depreciation	–	(46.5)
Other	–	(2.5)
	–	47.8
Valuation allowance	–	(11.0)
Future income tax assets	$ –	$ 36.8
Liabilities:		
Canada		
Tax depreciation in excess of book depreciation	$ 164.7	$ 193.3
Accounting provisions not currently deductible for tax purposes	(119.4)	(123.3)
Non-capital loss carryforward	(3.4)	–
Net capital loss carryforward	(10.1)	(11.5)
Other	3.8	(3.8)
	35.6	54.7
Valuation allowance	10.1	11.5
	45.7	66.2
Foreign		
Net operating loss carryforward	(30.7)	–
Tax depreciation in excess of book depreciation	39.7	–
Other	1.8	–
	10.8	–
Future income tax liabilities	$ 56.5	$ 66.2

Foreign net operating losses, for which a tax benefit has been recognized, expire between 2018 and 2021. Canadian non-capital losses, for which a tax benefit has been recognized, expire between 2010 and 2011. The net capital loss carryforward, for which a valuation allowance has been provided, can be carried forward indefinitely.

15. Employees' profit sharing on Hamilton steelmaking operations

The Corporation allocates 14% of its Hamilton steelmaking profits before income taxes, or a minimum payment of three times the contributions made by members, to the Dofasco Employees' Savings and Profit Sharing Funds and the Dofasco Employees' Deferred Profit Sharing Plan, to be shared equally among all eligible Hamilton employees. A portion of the annual profit sharing allocation is funded through the defined contribution component within the Dofasco Supplementary Retirement Income Plan.

16. Employee future benefits

The Corporation has a number of defined benefit and defined contribution plans providing pension, health care and other post-employment benefits to substantially all of its employees.

Cash payments contributed by the Corporation in 2004 for its defined benefit and defined contribution pension plans and cash payments directly to beneficiaries for its other benefit plans was $105.1 million (2003 – $25.6 million).

(a) Defined contribution plans

The Corporation's expense for defined contribution plans was $4.1 million (2003 – $3.9 million). Assets and obligations for these plans at December 31, 2004 amounted to $975.0 million (2003 – $925.8 million).

(b) Defined benefit plans

The Corporation's defined benefit plans cover payments for pensions and other benefit plans, described as follows:

Pension plans:

The Corporation's pension plans provide eligible employees with pension benefits based on a number of criteria including earnings, years of service, retirement age and specified benefit levels, and include both final average earnings formulae and minimum benefit formulae.

Actuarial valuations for funding purposes are prepared and filed with the appropriate regulatory authorities at least tri-annually. The most recent actuarial valuation for the Hamilton pension plans, which comprise the majority of the pension plan assets and obligations, was filed on December 31, 2003.

Other benefit plans:

The Corporation's other benefit plans provide post-employment coverage for health care benefits including prescription drugs, hospital, and other medical, dental and vision benefits for eligible retired employees, their spouses and eligible dependents. Other benefit plans provide for post-employment life insurance and compensated absences for eligible current employees, including vacation to be taken before retirement, if certain age and service conditions are met.

The following table summarizes the changes in benefit obligation and plan assets of the Corporation's defined benefit plans, in aggregate:

(in millions)	Pensions		Other Benefit Plans	
	2004	2003	**2004**	2003
Change in benefit obligation				
Benefit obligation – beginning of year	**$ 967.8**	$ 983.5	**$ 485.4**	$ 463.3
Disposal of QCM	**–**	(170.5)	**–**	(14.3)
Current service cost	**54.2**	35.3	**8.9**	8.3
Interest cost	**71.0**	60.4	**32.5**	30.1
Plan amendments	**0.4**	15.4	**–**	–
Benefits paid	**(46.6)**	(41.7)	**(17.2)**	(15.7)
Actuarial loss	**39.3**	85.1	**44.5**	13.7
Other	**2.0**	0.3	**–**	–
Benefit obligation – end of year	**$ 1,088.1**	$ 967.8	**$ 554.1**	$ 485.4
Change in plan assets				
Market value of plan assets – beginning of year	**$ 1,006.9**	$ 1,031.9	**$ 1.0**	$ 0.6
Disposal of QCM	**–**	(116.1)	**–**	–
Actual return on plan assets	**128.5**	128.1	**0.1**	–
Employer contributions	**6.3**	5.0	**17.2**	16.1
Benefits paid	**(46.6)**	(41.7)	**(17.2)**	(15.7)
Actual plan expenses	**–**	(0.3)	**–**	–
Market value of plan assets – end of year	**$ 1,095.1**	$ 1,006.9	**$ 1.1**	$ 1.0
Reconciliation of funded status				
Funded status – surplus (deficit)	**$ 7.0**	$ 39.1	**$ (553.0)**	$ (484.4)
Employer contributions after measurement date	**78.9**	1.7	**4.2**	3.9
Unamortized transitional asset	**(180.7)**	(197.4)	**–**	–
Unamortized past service costs	**35.3**	38.5	**5.0**	5.5
Unamortized net actuarial loss	**135.7**	149.1	**118.3**	76.4
Accrued benefit asset (liability)	**$ 76.2**	$ 31.0	**$ (425.5)**	$ (398.6)

The net accrued benefit asset (liability) is reflected in the Consolidated Balance Sheets as follows:

(in millions)	Pensions 2004	Pensions 2003	Other Benefit Plans 2004	Other Benefit Plans 2003
Accrued pension benefit	**$ 76.2**	$ 31.0	**$ –**	$ –
Accounts payable and accrued liabilities	**–**	–	**(23.0)**	(22.0)
Employee future benefits	**–**	–	**(402.5)**	(376.6)
Total	**$ 76.2**	$ 31.0	**$ (425.5)**	$ (398.6)

Plans with accrued benefit obligations in excess of plan assets

Included in the above accrued benefit obligation and fair value of plan assets are the following amounts in respect of plans that are not fully funded:

(in millions)	Pensions 2004	Pensions 2003	Other Benefit Plans 2004	Other Benefit Plans 2003
Benefit obligation	**$ 139.3**	$ 129.6	**$ 554.1**	$ 485.4
Market value of plan assets	**72.6**	67.9	**1.1**	1.0
Funded status – deficit	**$ 66.7**	$ 61.7	**$ 553.0**	$ 484.4

Net benefit plan cost

The components of the Corporation's net benefit cost are as follows:

(in millions)	Pensions 2004	Pensions 2003	Other Benefit Plans 2004	Other Benefit Plans 2003
Current service cost	**$ 54.2**	$ 35.3	**$ 8.9**	$ 8.3
Interest cost	**71.0**	60.4	**32.5**	30.1
Actual return on plan assets	**(128.5)**	(128.1)	**(0.1)**	–
Actuarial loss	**39.3**	85.1	**44.5**	13.7
Plan amendments*	**0.4**	15.4	**–**	–
Elements of employee future benefits costs before adjustments to recognize the long-term nature of employee future benefits	**36.4**	68.1	**85.8**	52.1
Adjustments to recognize the long-term nature of employee future benefit costs:				
Difference between expected return and actual return on plan assets for the year	**48.8**	55.8	**–**	–
Difference between amortization of the net actuarial loss for the year and actual actuarial loss on accrued benefit obligation for the year	**(35.4)**	(82.7)	**(41.9)**	(10.7)
Difference between amortization of past service costs for the year and actual plan amendments for the year	**3.2**	(11.7)	**0.5**	0.2
Amortization of transitional asset	**(16.7)**	(16.7)	**–**	–
Other	**2.0**	0.8	**–**	–
Net benefit cost recognized	**$ 38.3**	$ 13.6	**$ 44.4**	$ 41.6

* Plan amendments in 2003 related primarily to an ad-hoc cost of living adjustment provided to retirees and surviving spouses. The cost of these amendments is being amortized over the estimated average remaining service period as of January 1, 2004, which was 12 years.

The 2003 net benefit cost in the table above does not include the Corporation's proportionate share of QCM's net benefit cost for pensions of $9.7 million and other benefit plans of $1.5 million which were charged to net income in 2003.

Significant assumptions

The significant actuarial assumptions adopted in measuring the Corporation's accrued benefit obligations represent management's best estimates reflecting the long-term nature of employee future benefits and are as follows (weighted-average assumptions as of September 30 – actual results could differ):

(in millions)	Pensions 2004	2003	Other Benefit Plans 2004	2003
Accrued benefit obligation as at September 30:				
Discount rate	**6.50%**	6.75%	**6.50%**	6.75%
Rate of compensation increase	**3.50%**	3.50%	**3.50%**	3.50%
Benefit costs for the years ended December 31:				
Discount rate	**6.75%**	6.75%	**6.75%**	6.75%
Expected long-term rate of return on plan assets	**7.50%**	7.50%	**–**	–
Rate of compensation increase	**3.50%**	3.50%	**3.50%**	3.50%

The assumed annual health care cost increase used in determining the benefit cost for 2004 is 8.0% (2003 – 8.0%), declining after 5 years to 4.0% (2003 – 4.0%). The assumed annual dental and vision care cost increase used in determining the benefit cost for 2004 is 5.0% (2003 – 4.5%), declining after 5 years to 4.0% (2003 – 4.0%).

Sensitivity analysis

A one-percentage-point change in the assumed annual rates of increase for each of health, dental and vision care costs would have the following effects for 2004:

	1% Increase	1% Decrease
Change in net benefit cost	**$ 7.0**	**$ (5.6)**
Change in benefit obligation	**$ 85.4**	**$ (67.9)**

Plan assets

The percentages of the fair value of total pension plan assets held at the measurement date of September 30 of each year were as follows:

Asset category	Percentage of Plan Assets 2004	2003
Equities	**54.9%**	57.8%
Fixed income	**42.4%**	35.8%
Cash and short-term investments	**2.7%**	6.4%
Total	**100.0%**	100.0%

At December 31, the market value of plan assets directly invested in common shares of the Corporation was as follows:

(in millions)	2004	2003
Defined benefit plans	**$ –**	$ 8.7
Defined contribution plans	**$ –**	$ 7.8

17. Currency translation adjustment

Unrealized currency translation adjustments, which arise on the translation to Canadian dollars of assets and liabilities of the Corporation's self-sustaining foreign operations, resulted in an unrealized currency translation loss of $27.8 million for the year ended December 31, 2004 (2003 – unrealized loss of $62.2 million). The unrealized loss resulted primarily from the strengthening of the Canadian dollar against the U.S. dollar during the year.

18. Commitments and contingencies

(a) Operating leases

The following table summarizes the minimum payments on operating leases:

(in millions)	
2005	$ 25.7
2006	22.2
2007	19.1
2008	16.9
2009	3.6
Thereafter	14.9
Total	$ 102.4

See also notes 4, 9 and 20 for discussion of commitments for authorized capital expenditures, long-term debt and financial instruments, respectively.

(b) Guarantees

The Corporation continues to provide $22.7 million in letters of credit in support of QCM's credit facility and equipment leases. The amount of these guarantees will be reduced over the next four years as QCM's underlying credit facilities are repaid.

(c) Commitment to fund QCM mine development

Pursuant to the capital restructuring of QCM, the Corporation may be required to contribute a maximum of $34.5 million between 2004 and 2010 with an annual maximum ranging from $5 million to $7 million, based on a defined formula, in order to provide continuing support of future mine development at QCM. To date, no support payments have been required.

(d) Contingencies

In the ordinary course of business activities, the Corporation may be contingently liable for litigation and claims. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential claims, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Corporation.

19. Contingent gain

Effective August 30, 2004, the Corporation gave notice to a customer of the termination of a contractual steel supply arrangement, in accordance with the terms of the supply agreement. The 2004 results reflect a $10.0 million liquidation payment related to the termination of this contract. To ensure that the supply chain is not disrupted, Dofasco is continuing to ship steel to the customer at a price that is reflective of current market conditions. The right of Dofasco to terminate the arrangement is being disputed by the customer pursuant to arbitration proceedings, which were initiated in the fourth quarter. As a result of the dispute, a provision against sales and accounts receivable has been recorded as the amount equal to the difference between the invoice price and the original contract price. As at December 31, 2004, the cumulative provision was approximately $37 million. The amount and timing of realization of the potential gain to date, if any, is not determinable at this time as it is dependent on the resolution of the dispute with the customer. Future revenues will be impacted by such resolution, by future market conditions and by the volume of future purchases by the customer.

20. Financial instruments

(a) Fair value of financial instruments

The estimated fair value of financial instruments and hedge-related derivative instruments is based on market values of similarly traded instruments with similar features or other appropriate valuation methodologies. The carrying value of cash and cash equivalents, accounts receivable and short-term obligations approximates their fair value because of the near-term maturity of those instruments. Stock-based compensation awards to be settled in cash are recorded at fair value as the mark-to-market method of accounting is used to value those amounts. The fair value of the Corporation's long-term debt, estimated based on current rates for debt with similar terms, maturities and credit ratings is $480.2 million, compared to the carrying value of $444.5 million. The fair values of the Corporation's derivative financial instruments are provided below.

(b) Foreign exchange rate risk

In order to manage the risk associated with fluctuations in foreign exchange rates, the Corporation has entered into foreign exchange forward purchase contracts for an aggregate amount of euro 0.5 million as at December 31, 2004 (2003 – euro 2.0 million). These contracts mature at the latest on January 31, 2006 at exchange rates varying between US$1.3468 and US$1.3570. There was no significant unrealized gain or loss on these contracts at December 31, 2004.

(c) Commodity price risk

Commodity price swap contracts are used to hedge the cost of certain raw materials. As at December 31, 2004, the aggregate notional amount of all contracts outstanding was US$1.7 million (2003 – US$0.9 million) expiring at various dates through to September 30, 2005. There was no significant unrealized gain or loss on these contracts at December 31, 2004.

(d) Interest rate risk

The Corporation uses both fixed and variable-rate debt to finance its operations. Variable-rate debt exposes the Corporation to changes in interest payments due to fluctuations in interest rates, while fixed-rate debt exposes the Corporation to changes in the fair value of debt if it were to be refinanced at current interest rates.

(e) Credit risk

The Corporation is exposed to normal industry credit risk from its customers in the normal course of business, which is mitigated by the Corporation's credit management policies. The Corporation is not subject to significant concentration of credit risk.

The Corporation is also exposed to credit risk from potential default by any of its counterparties on its foreign exchange forward contracts. The Corporation manages this credit risk by dealing with counterparties with high credit ratings.

21. Segmented information

During 2004, the Corporation had two reportable segments as follows:

Steel Operations – includes Hamilton operations, Dofasco USA, Powerlasers, DoSol Galva, Dofasco de Mexico, Dofasco Marion and Dofasco's share of Baycoat, DJ Galvanizing, Sorevco and Wabush which are primarily engaged in flat rolled steel production and sales.

Gallatin – joint venture minimill in the U.S. which produces and sells hot rolled steel.

Inter-segment net sales are recorded at transaction prices which approximate market value.

21. Segmented information (continued)

(in millions)	Steel Operations	Gallatin	Intercompany Elimination	Consolidated Total
				2004
Sales to external customers	**$ 3,659.3**	**$ 565.6**	**$ –**	**$ 4,224.9**
Inter-segment sales	**–**	**11.3**	**(11.3)**	**–**
Net sales	**3,659.3**	**576.9**	**(11.3)**	**4,224.9**
Gross income	**644.3**	**191.9**	**–**	**836.2**
Depreciation and amortization	**214.6**	**21.2**	**–**	**235.8**
Interest on long-term debt	**39.1**	**0.2**	**–**	**39.3**
Investment and other income	**(9.9)**	**(0.6)**	**–**	**(10.5)**
Foreign exchange loss	**5.8**	**0.1**	**–**	**5.9**
Income before income taxes	**$ 394.7**	**$ 171.0**	**$ –**	**$ 565.7**
Segment assets	**$ 3,452.4**	**$ 269.9**	**$ (0.1)**	**$ 3,722.2**
Capital expenditures	**$ 311.4**	**$ 6.6**	**$ –**	**$ 318.0**

(in millions)	Steel Operations	Gallatin	QCM*	Intercompany Elimination	Consolidated Total
					2003
Sales to external customers	$ 3,079.9	$ 291.7	$ 183.3	$ –	$ 3,554.9
Inter-segment sales	–	8.9	77.3	(86.2)	–
Net sales	3,079.9	300.6	260.6	(86.2)	3,554.9
Gross income	496.5	26.0	28.5	7.6	558.6
Depreciation and amortization	215.4	22.5	13.9	–	251.8
Interest on long-term debt	46.0	0.3	2.3	–	48.6
Investment and other income	(5.5)	–	(0.6)	–	(6.1)
Foreign exchange loss	32.1	0.3	–	–	32.4
Loss on disposal of QCM	27.9	–	–	–	27.9
Income before income taxes	$ 180.6	$ 2.9	$ 12.9	$ 7.6	$ 204.0
Segment assets	$ 2,997.1	$ 263.0	$ –	$ (0.8)	$ 3,259.3
Capital expenditures	$ 150.9	$ 6.4	$ 5.8	$ –	$ 163.1

* QCM – joint venture iron ore mining operation (not a reportable segment after December 31, 2003 – see note 6)

Geographic information

(in millions)	Net Sales	Fixed Assets	Net Sales	Fixed Assets
		2004		2003
Canada	**$ 2,808.8**	**$ 1,437.9**	$ 2,340.6	$ 1,323.9
United States	**1,266.8**	**186.4**	934.7	206.2
Other countries	**149.3**	**45.4**	279.6	49.4
Total	**$ 4,224.9**	**$ 1,669.7**	$ 3,554.9	$ 1,579.5

Net sales are attributed to countries based on the location of the customer, and fixed assets are based on the country in which they are located.

Customer segments

There were no customers that accounted for 10% or more of consolidated net sales in 2004 or 2003.

22. Comparative figures

Certain other comparative amounts have been reclassified to conform to the current year's presentation.

	2004	2003[1]	2002
Statement of income data*			
Net sales	**$ 4,224.9**	3,554.9	3,583.7
Cost of sales (before following item)	**$ 3,327.2**	2,963.4	2,885.8
Employees' profit sharing plan	**$ 61.5**	32.9	50.7
Gross income	**$ 836.2**	558.6	647.2
Depreciation and amortization	**$ 235.8**	251.8	274.8
Impairment of long-lived assets	**$ –**	–	118.5
Operating income	**$ 600.4**	306.8	253.9
Interest on long-term debt	**$ 39.3**	48.6	57.4
Interest and other income	**$ (10.5)**	(6.1)	(6.9)
Foreign exchange loss (gain)[3]	**$ 5.9**	32.4	4.1
Loss on disposal of QCM	**$ –**	27.9	–
Income before unusual items and income taxes	**$ 565.7**	204.0	199.3
Unusual items	**$ –**	–	–
Income tax expense	**$ 183.7**	85.3	69.1
Minority interest	**$ 5.1**	1.0	7.4
Net income for the year	**$ 376.9**	117.7	122.8
Net income attributable to common shares‡	**$ 376.4**	117.1	122.2
Financial position data*			
Current assets	**$ 1,942.1**	1,578.1	1,693.0
Fixed assets – land, buildings and equipment, at cost	**$ 5,340.6**	5,064.0	5,531.8
– accumulated depreciation	**$ 3,670.9**	3,484.5	3,773.0
Other assets	**$ 110.4**	101.7	133.3
Total assets	**$ 3,722.2**	3,259.3	3,585.1
Current liabilities	**$ 810.7**	424.6	650.7
Long-term liabilities	**$ 709.8**	909.5	993.8
Minority interest	**$ 35.8**	30.7	29.7
Shareholders' equity	**$ 2,165.9**	1,894.5	1,910.9
Statistical data			
Raw steel production and purchased semi-finished steel processed (thousands of net tons)	**5,500**	5,333	5,470
Steel shipments (thousands of net tons)	**5,002**	4,833	4,827
Earnings per common share‡	**$ 4.92**	1.55	1.63
Net income – percent of sales‡	**8.9%**	3.3%	3.4%
Net income after adding back interest on long-term debt (after taxes) – percent of average capital**	**16.1%**	6.1%	6.3%
Net income – percent of average common shareholders' equity‡	**18.6%**	6.2%	6.5%
Net book value per common share	**$ 28.09**	24.74	25.26
Dividends declared – per common share	**$ 1.26**	1.20	1.08
– per Class A preferred share	**$ 3.36**	4.75	4.75
– per Class C, $2.60 preferred share	**$ –**	–	–
Earnings reinvested in (withdrawn from) the business*	**$ 279.8**	26.5	41.1
Capital expenditures*	**$ 318.0**	163.1	139.0
Total dividends declared* – preferred	**$ 0.4**	0.6	0.6
– common	**$ 96.6**	90.6	81.1
Average number of common shares outstanding (thousands)	**76,589**	75,416	75,107

* in millions

** capital = shareholders' equity plus long-term debt (including current portion)

‡ after preferred dividends and premium on redemption of preferred shares

1 Restated to reflect accounting change related to asset retirement obligations

2 Restated to reflect changes in accounting related to blast furnace relines

3 Reclassified on a prospective basis as of 2001 to comply with CICA recommendations

4 Restated to reflect changes in accounting related to income taxes and post-employment benefits

Dofasco has reported its 50% interest in Quebec Cartier Mining Company using the proportionate consolidation method from 1994 until its disposal on December 31, 2003.

2001[2]	2000	1999	1998[4]	1997	1996	1995	1994
2,962.5	3,201.1	3,142.3	2,982.2	3,070.4	2,942.0	2,635.9	2,424.8
2,562.3	2,601.8	2,426.0	2,359.6	2,439.9	2,317.0	2,047.1	1,936.2
18.6	38.8	53.3	38.1	34.2	40.8	45.7	23.6
381.6	560.5	663.0	584.5	596.3	584.2	543.1	465.0
254.7	254.1	256.0	248.3	252.7	228.2	207.8	211.1
–	–	–	–	–	–	–	–
126.9	306.4	407.0	336.2	343.6	356.0	335.3	253.9
59.3	61.7	60.8	69.8	75.8	79.3	86.0	88.0
(5.7)	(15.9)	(10.2)	(20.0)	(25.9)	(26.8)	(40.1)	(28.3)
(0.4)	–	–	–	–	–	–	–
–	–	–	–	–	–	–	–
73.7	260.6	356.4	286.4	293.7	303.5	289.4	194.2
–	–	31.8	–	–	–	–	67.0
33.1	78.2	133.3	112.5	100.5	96.2	93.6	40.3
0.3	(6.3)	(5.9)	(0.3)	–	–	–	–
40.3	188.7	260.8	174.2	193.2	207.3	195.8	220.9
39.7	188.1	260.2	173.6	181.7	181.2	169.4	194.2
1,353.8	1,355.0	1,362.2	1,246.3	1,372.1	1,511.5	1,599.7	1,533.0
5,400.8	5,184.7	4,947.1	4,786.0	4,568.5	4,585.4	4,352.5	4,139.1
3,416.5	3,181.1	2,960.3	2,731.8	2,534.3	2,387.8	2,218.1	2,029.0
186.0	165.0	133.8	118.2	69.6	65.4	65.9	69.3
3,524.1	3,523.6	3,482.8	3,418.7	3,475.9	3,774.5	3,800.0	3,712.4
473.2	512.1	585.7	459.4	554.1	474.4	546.1	411.9
1,160.7	1,138.6	1,063.0	1,139.6	1,166.5	1,329.9	1,379.5	1,536.1
22.3	20.4	21.6	22.7	–	–	–	–
1,867.9	1,852.5	1,812.5	1,797.0	1,755.3	1,970.2	1,874.4	1,764.4
4,955	5,009	4,833	4,794	4,621	4,274	3,746	3,507
4,375	4,416	4,449	4,056	4,131	3,965	3,181	3,076
0.53	2.47	3.16	2.02	2.12	2.12	1.98	2.33
1.3%	5.9%	8.3%	5.8%	5.9%	6.2%	6.4%	8.0%
3.1%	9.2%	12.2%	8.7%	9.0%	9.4%	9.3%	10.8%
2.1%	10.3%	14.5%	9.8%	10.7%	11.4%	11.4%	15.1%
24.76	24.56	22.90	20.97	20.27	19.16	18.00	16.80
1.08	1.06	1.00	1.00	1.00	0.85	0.80	0.30
4.75	4.75	4.75	4.75	4.75	4.75	4.75	4.75
–	–	–	–	1.11	2.60	2.60	2.60
(41.2)	52.1	83.3	80.7	95.9	95.7	97.9	168.8
203.9	216.0	186.0	265.7	119.6	293.7	230.1	192.8
0.6	0.6	0.6	0.6	11.5	26.1	26.4	26.7
80.9	80.6	82.2	85.7	85.8	72.7	68.4	25.4
74,944	76,293	82,296	85,748	85,799	85,615	85,525	83,433

Dofasco's Board of Directors acts on behalf of shareholders to approve corporate strategy and direction, maintain effective and accountable management of the company, and monitor and report on company performance. The board promotes good corporate citizenship including fair treatment of employees, customers, suppliers and host communities. The board's overall focus is the creation of sustainable value for Dofasco's stakeholders.

The board actively monitors and benchmarks leading thought in corporate governance, ethics, standards and evolving regulatory principles and strives to maintain leadership in these respects. Dofasco strives to maintain investor confidence and loyalty by demonstrating transparency and diligence in its practices.

As a Canadian corporation whose shares trade on the Toronto Stock Exchange (TSX), Dofasco pays particular attention to rules, guidelines and expectations of both the Canadian Securities Administrators (CSA) and the TSX relating to corporate governance. The board regularly reviews its governance practices against those of other major Canadian corporations and against the expectations of major institutional investors. Dofasco also monitors changing requirements in other jurisdictions, with a view to maintaining up-to-date policies and practices, which are consistent with the expectations of investors outside Canada.

The board fully complies with or surpasses the corporate governance practices recommended by the TSX as well as proposed CSA guidelines. For a further discussion regarding Dofasco's compliance with TSX and CSA guidelines, please refer to the company's Management Proxy Circular which is available in the "Investors" section of the company's website at www.dofasco.ca under "Corporate Information."


www.dofasco.ca
Investors
Corporate Information
Corporate Governance

Composition of the board

Each year the Governance Committee analyzes all the relationships of the directors with the company and its subsidiaries. In 2004, the committee determined that ten of the 11 directors were independent. The exception is Mr. Pether, who is an employee of the company and therefore, by definition, a "related" director. The ten independent directors have no direct or indirect material relationship with the company, which could, in the view of the board, interfere with the exercise of a director's independent judgment.

These individuals:

- are not part of management and they are free from any interest and any business, family or other relationship which could, or could reasonably be perceived to, materially interfere with their ability to act with a view to the best interests of the company;
- are not currently, nor have any of them been within the last three years, an officer of, employee of, or material services provider to the company or any of its subsidiaries or affiliates;
- are not directors (or similarly situated individuals), officers, employees, or significant shareholders of an entity that has a business relationship with the company other than an ordinary course supplier/customer relationship which is not material; and
- are not party to any material contracts with the company and do not receive any fees from the company other than directors' fees.

The board has adopted a policy favouring an independent, non-executive Chair of the Board, allowing for exceptions when this would be in the best interests of the company; for example, to support executive succession. Mr. Brian MacNeill, an independent and unrelated director, has been Chair since May 2003. In this capacity, he performs the leadership functions of an "independent board leader" and serves as the principal liaison between management and the board.

Meetings of independent directors

The directors encourage and value the participation and input of management in board discussions and deliberations. In addition, the board conducts private discussions at each of its meetings, as well as at each of its committee meetings, without members of management present. This practice provides the board and its committees the independence they require to make decisions that will be in the best overall interest of the company and its shareholders.

Board mandate and responsibility for stewardship

The responsibility of the Board of Directors is to promote the best interests of the company and its shareholders by overseeing the management of the company. Specifically, the responsibility of the board includes:

Integrity

The board is responsible for evaluating the performance and integrity of the company's chief executive officer (CEO) and other senior management. Dofasco's Code of Business Conduct, established more than 25 years ago, applies to all Dofasco directors, officers and employees. It directs that Dofasco maintain the highest standards of honesty and integrity in its business affairs and clearly identifies the company's responsibilities to all of its stakeholder groups. The Code addresses conflicts of interest, the expectation of compliance with all laws and regulations, the reporting of any illegal or unethical behaviour, and the confidentiality of corporate information. The Code also applies to all of Dofasco's subsidiary and joint venture businesses.

Strategic planning

The board devotes a significant portion of each regular meeting to discussing Dofasco's major strategic initiatives. Periodically, it also holds special sessions with management for an in-depth review of Dofasco's long-term strategic direction. One such session was held in September 2004. At this strategy session the perspective discussed was Dofasco's long-term business strategy with a focus on sustainability. Several follow-up sessions were held during the course of regular board meetings.

Management reports progress and must obtain board input and approval before proceeding with any significant action that impacts the strategic plan.

Risk management

Dofasco's Commodity Risk Oversight Committee, comprised of company management, monitors, identifies, manages and mitigates certain key commodity risks. The committee provides its detailed Commodity Risk Management report to the Audit Committee annually detailing Dofasco's processes for controlling various commodity risks that may impact the company.

The Audit Committee devotes one full meeting to risk management each year and oversees the management of those risks such as foreign exchange rates, steel industry competition and trade, operational and market risks as well as availability and costs of energy and raw materials.

Succession planning

Succession planning is very important to Dofasco's competitiveness, given the complexity of the industry and the unique culture of our organization. The board's Human Resources Committee reviews management's recommendations for succession planning that are derived from a sophisticated management resource planning system. The committee is responsible for a succession plan for President and CEO and all executive positions within the company and reports on this plan to the board semi-annually.

Communications

The board approves and supports Dofasco's Communications Policy, which states that communications with its stakeholders will reflect, support and advance the company's values and business plan. The full policy is on Dofasco's website at www.dofasco.ca in the "Investors" section.

The board, either directly or through the Audit Committee, approves shareholder communications including:

- Annual and Interim Reports to Shareholders;
- Management Proxy Circular;
- Annual Information Form; and
- All financial and material news releases.

Dofasco's Disclosure Committee, comprised of company management, provides an annual report to the Audit Committee confirming the company's compliance with timely and continuous disclosure requirements.

Dofasco's transfer agent maintains a toll free line that shareholders can use to seek information or raise issues relating to the company or their investment. The company's Internet website provides e-mail facilities for investors and others to present questions and comments to the company. The company responds to more than 20,000 such e-mails per year. Dofasco monitors and responds to shareholder feedback through its Corporate Secretary.

Internal control and management information systems

The board, through the Audit Committee, reviews the effectiveness of internal control processes and management information systems. The Audit Committee meets separately with internal auditors, external auditors and management to review the adequacy of Dofasco's management reporting and internal disclosure and accounting control procedures and systems.

Dofasco's internal auditors submit quarterly reports to the Audit Committee on the quality of the company's internal control processes and management information systems that were audited during the period.

Approach to corporate governance

The Governance Committee develops recommendations in respect of governance matters for board discussion and approval. It has developed, and reviews annually, a detailed, 29-point publication, Board Guidelines on Corporate Governance Issues, which is available in the "Investors" section of the company's website at www.dofasco.ca.

Each director is expected to:

- Become and remain familiar with the company's business, its financial condition, objectives, strategies and plans and those of its principal subsidiaries;
- Utilize his/her common sense, practical wisdom, expertise and business experience;
- Devote the necessary time to board activities;
- Act honestly, diligently and in good faith;
- Make independent and informed judgments concerning the company;
- Review board and committee meeting agendas and related materials and receive and review reports of all board and committee meetings;
- Attend and participate in board and committee meetings;
- Make appropriate inquiry when alerted by the circumstances;
- Exercise his/her powers in the best interests of the company and not in his/her own interest or those of another person or organization;
- Maintain in confidence and use only for the purposes of the company any confidential information of the company; and
- Exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Position descriptions

The board has approved position descriptions for the directors, the Chair of the Board, the Lead Director, the chairs of each committee and the Chief Executive Officer outlining their respective responsibilities. The board, on an annual basis, approves a business plan which defines corporate objectives, priorities and performance targets which form one element of the Chief Executive Officer's annual personal goals, which are also approved by the board. The Human Resources Committee assesses the performance of the CEO against the performance targets set out in the annual business plan and reports the results of its evaluation to the full board.

Orientation and continuing education

New directors are provided with an orientation and education program which includes the provision of information about the duties and obligations of directors, the by-laws, organizational structure and the business of the company, the mandates of the board and the board committees, board policies and corporate governance guidelines, agendas and minutes of past meetings of the board and its committees, all public disclosure documents, contact information for all of the directors and officers, and board and committee meeting schedules. All of this information, as well as other industry and company information, is made available through a secure website for the directors. Arrangements are made for new directors to have informal meetings and discussions with senior management and with other directors, and tours of the company's operations are made available. In addition, the assignment of new directors to board committees is made with a view to providing them quickly with closer insights into the business and operations of the company.

Each year the directors are provided with the opportunity to attend educational seminars on corporate governance issues at the company's expense. From time to time outside experts in various aspects of the steel industry are invited to make presentations and dialogue with the board and senior management in order to enhance their knowledge and understanding of the company's business. Each year the board holds one meeting at the plant of a Dofasco subsidiary, joint venture operation or major customer in order to give the directors a direct opportunity to interact with and learn from some of the people that Dofasco relies on for its business success. One of the fundamental sources of Dofasco's competitive advantage is its employee culture. The company's directors are invited to participate with employees in off-site experiential leadership training to allow them to gain a deep and personal understanding of this dimension of Dofasco's success.

Code of business conduct and ethics

The committees of the Board of Directors monitor Dofasco's compliance with the Code of Business Conduct, as referenced above. The company's Internal Auditor maintains systems to provide protection and proper use of corporate assets and opportunities and reports to the Audit Committee with respect to any breaches thereof. The company's Disclosure Committee reports annually to the Audit Committee regarding the operation of Dofasco's processes for timely and transparent public disclosure of information to the investing public. The Human Resources Committee has oversight of the operation of Dofasco's policies and systems governing the behaviour of employees. The Environment, Health and Safety Committee receives reports from management each year which address, among other things, Dofasco's compliance with legislation and regulations in these areas. In addition, every senior manager at Dofasco is required each year to formally certify that he or she understands our Code of Business Conduct and has fully complied with it throughout the preceding year.

The board encourages and promotes a culture of ethical business conduct in part by following current best practices in corporate governance as set out in National Policy 58-201, "Corporate Governance Guidelines." These practices are reinforced by the nature of the discussion and questioning that takes place during directors' meetings and in informal conversations between the directors and employees of the company. The tenor of all of these interactions makes it clear that the board expects open and honest communication and ethical behaviour from everyone at Dofasco. For many decades Dofasco management has encouraged all Dofasco people to follow the "Golden Rule," which proposes that one should treat others as one wishes to be treated by them. This philosophy is one example of a business culture at Dofasco that demands the highest standards of decency and ethical conduct from everyone.

Committees

The board has established four standing committees:

- Governance Committee
- Human Resources Committee
- Audit Committee
- Environment, Health and Safety Committee

All committee members are outside and unrelated directors. For details on committee membership, please see the "Directors" page of this annual report.

Following is a summary of committee mandates – the full mandates are available at www.dofasco.ca in the "Investors" section.

Governance Committee

The Governance Committee of the board has the responsibility for developing the criteria for the skills and experience which new directors should possess, for proposing new nominees to the board and for assessing directors on an ongoing basis.

Each year, the committee reviews the board size and composition and makes recommendations to the board when it believes a change would be in Dofasco's best interests. The committee strives to maintain a collective mix of director expertise and experience to support Dofasco's strategic direction and operating needs on a forward-looking basis.

Nomination of directors

The board has assigned to the Governance Committee the responsibility for evaluating the skills and competencies of the individual directors and the board as a whole and for identifying any gaps in collective expertise which must be addressed through changes in the composition of the board. The committee maintains a "directors' skills matrix" which identifies the specific areas of expertise of each Dofasco director, and they compare this to the global set of skills required of the board, as identified by both the directors and the company's senior management. The committee maintains a standing list of potential director candidates who meet these criteria and receives suggestions from all of the directors, the company's senior management and, on occasion, from outside advisors with respect to individuals who might be considered as potential director candidates. When new directors are nominated, candidates are sought who possess specific skills and experience in the areas where a need for more knowledge on the board has been identified. The Governance Committee proposes to the board each year the list of director candidates to be presented for election by shareholders at their annual meeting.

The Governance Committee reviews the size and composition of the board annually, with a view to maintaining a collective mix of expertise and experience among the directors which will be appropriate to support the strategic direction and operating needs of the company's business on a forward-looking basis. In 2004, it was determined that 11 directors were necessary to provide a board which is large enough to bring a diversity of expertise and opinion and to provide enough directors to populate all of the committees, but small enough to allow for efficient operation and decision-making.

The committee also recommends the mandates, membership and chairs of committees and oversees the process to assess the overall performance of the board, its committees, individual directors and the Chair. To assess performance, it solicits input from every director and from Dofasco's vice presidents and key management personnel.

Human Resources Committee

Annually, the Human Resources Committee evaluates the performance of the Chief Executive Officer and Chief Operating Officer. It oversees Dofasco's human resources policies and practices. The committee reviews the organization structure, appointments, compensation for senior management and succession planning as described above.

Audit Committee
The committee reviews the annual and interim financial statements and management's discussion and analysis. It makes recommendations to the board regarding the appointment of independent auditors and their remuneration. The committee also reviews the nature, scope and results of the internal and external audits and oversees risk management. All Audit Committee members have accounting or financial expertise or certification and can critically evaluate financial statements, reports and controls.

The current areas of focus for the Audit Committee include ensuring compliance with new regulatory requirements for audit committees including CEO/CFO Certification and the implementation of a new system to enable employees to register confidential and anonymous complaints or concerns regarding Dofasco's accounting or auditing practices. This system will be enabled April 2005 and will satisfy the requirements of the OSC Multilateral Instrument 52-110.

Environment, Health and Safety Committee
The committee reviews and recommends policies and goals, monitors management and reporting systems, reviews performance annually, monitors legal and regulatory changes and Dofasco's compliance, and receives and reviews reports from management on significant issues.

The Environment, Health and Safety Committee has focused its attention during the year on environmental sustainability and the company's *Journey to Zero* safety initiative.

Compensation
The Governance Committee deals with all matters relating to the compensation of directors. The Human Resources Committee deals with all matters relating to the compensation of management and employees of the company.

The Governance Committee reviews and makes recommendations to the board, normally at three-year intervals, regarding the compensation of directors. In conducting such reviews, the committee takes into account:

- practices of comparable Canadian public companies;
- time commitment expected of Dofasco's directors; and
- responsibilities assumed by the directors.

None of the non-management directors receives any remuneration from the company or its subsidiaries or affiliates other than compensation for serving as a director of Dofasco.

To align their interests with those of the shareholders, board policy requires all non-employee directors to acquire and hold Dofasco shares (or equivalent deferred share units) having a market value of at least five times the annual board retainer.

Dofasco's Management Proxy Circular provides details of directors' compensation, including board and committee retainers and meeting fees. It can be found on the Dofasco website at www.dofasco.ca in the "Investors" section.

The Human Resources Committee assesses the performance of the CEO against the performance targets set out in the annual business plan and reports the results of its evaluation to the board. The Human Resources Committee makes recommendations to the board each year concerning the compensation of the CEO, taking into account the design of Dofasco's compensation system for senior management, prevailing compensation levels at a defined set of comparator Canadian companies and the performance of the CEO as measured against his performance targets for the prior year. The Human Resources Committee also makes recommendations to the board with respect to the compensation of Dofasco's officers and the design of the total compensation system for senior management, including short-term and long-term variable incentive compensation and equity-based compensation.

Outside advisors
With the Chair's approval, individual directors and board committees can engage external advisors with respect to Dofasco's affairs, at Dofasco's expense, when required to carry out their duties.

Regular board assessments

The board has established a practice of formally evaluating its own collective performance and the performance of the board committees and individual directors on an annual basis. These evaluations, which are based on surveys of the directors and the senior management group who regularly attend board meetings, measure the performance of the board and its committees against the duties and responsibilities set out in their respective charters. The evaluation also considers the quality of the information and reports presented to the board, the allocation of time to various agenda topics during meetings and the overall operation of the governance processes at Dofasco. The purpose of the evaluation is to identify the areas of corporate governance which the board and the committees are managing well and to highlight other areas which may require additional focus and attention by the directors. The Governance Committee administers this process and discusses its findings with the board each year.

The board has also adopted a proactive approach to the evaluation of individual directors. In some years, directors have been provided with self-evaluation questionnaires designed to help them review their own contributions to the board and to identify areas for personal improvement. In other years the evaluation of individual directors has been facilitated through the Chair's formal discussions with each director in order to review their personal concerns about board operations and their personal contributions to the overall functioning of the board.

The Governance Committee evaluates the performance of the Chair of the Board against criteria set out in the job description of the Chair of the Board. Appropriate feedback is provided to the Chair as a consequence of this performance evaluation.

Dofasco's Management Proxy Circular provides additional information on corporate governance including details of directors' compensation, and board members' attendance levels. It can be found on the Dofasco website at www.dofasco.ca in the "Investors" section.


www.dofasco.ca
Investors
Corporate Information
Corporate Governance

Sylvia D. Chrominska 1, 2
Executive Vice-President, Human Resources and Public, Corporate & Government Affairs
The Bank of Nova Scotia
Toronto, Ontario

William E. Coyne 2, 4
Corporate Director
Englewood, Florida

Roger G. Doe, Q.C. 2, 3
Corporate Director
Port Perry, Ontario

William A. Etherington 2, 4
Corporate Director
Toronto, Ontario

Dezsö J. Horväth 1, 4
Dean & Tanna H. Schulich Chair in Strategic Management, Schulich School of Business at York University
Toronto, Ontario

Frank H. Logan 1, 3
Corporate Director
Thornhill, Ontario

Brian F. MacNeill 1, 2, 3, 4
Chair of the Board, Dofasco Inc.
Chairman, Petro-Canada
Calgary, Alberta

Peter C. Maurice 1, 3
Corporate Director
London, Ontario

Thomas C. O'Neill 1, 4
Corporate Director
Toronto, Ontario

Donald A. Pether
President and Chief Executive Officer, Dofasco Inc.
Dundas, Ontario

Brian A. Robbins 4
President and Chief Executive Officer
Exco Technologies Limited
Aurora, Ontario

1 MEMBER OF THE AUDIT COMMITTEE
2 MEMBER OF THE HUMAN RESOURCES COMMITTEE
3 MEMBER OF THE GOVERNANCE COMMITTEE
4 MEMBER OF THE ENVIRONMENT, HEALTH AND SAFETY COMMITTEE



LEFT TO RIGHT: William E. Coyne, Frank H. Logan, Dezsö J. Horväth, Thomas C. O'Neill, Brian F. MacNeill, Donald A. Pether, Peter C. Maurice, Sylvia D. Chrominska, Roger G. Doe, William A. Etherington, Brian A. Robbins

Donald A. Pether
President and Chief Executive Officer

L. Allen Root
Executive Vice President and Chief Operating Officer

Brian E. Aranha
Vice President – Commercial

Walter W. Bilenki
Vice President – Finance

David S. Borsellino
Vice President – Manufacturing

J. Norman Lockington
Vice President – Technology

Joan M. H. Weppler
Vice President – Corporate Administration and General Counsel

NOT PICTURED:

Raymond P. d'Andrade
Treasurer

Urmas Soomet
Secretary and Director, Legal Services

Robert W. Nuttall
Comptroller



LEFT TO RIGHT: David S. Borsellino, J. Norman Lockington, Joan M. H. Weppler, Brian E. Aranha, Donald A. Pether, L. Allen Root, Walter W. Bilenki

OWNERSHIP INTERESTS AND PRODUCTS

Subsidiaries

Dofasco USA Inc. Southfield, Michigan	100%	Storage and processing of steel and by-products
Dofasco de Mexico S.A. de C.V. Monterrey, Mexico	100%	Tube mill and steel processing facility
Dofasco Marion Inc. Marion, Ohio	100%	Tube mills and steel processing facility
Powerlasers Limited Kitchener and Concord, Ontario Pioneer, Ohio	100%	Laser-welded automotive blanks and related components

Mining and related ventures

Wabush Mines Wabush, Newfoundland; Pointe Noire, Quebec	28.6%	Iron ore pellets

Joint ventures

Baycoat Hamilton, Ontario	50%	Pre-painted flat rolled steels
DJ Galvanizing Limited Partnership Windsor, Ontario	50%	Hot dip galvanized flat rolled steels
DoSol Galva Limited Partnership Hamilton, Ontario	80%	Hot dip galvanized flat rolled steels
Gallatin Steel Company Gallatin County, Kentucky	50%	Hot rolled steels
Sorevco and Company, Limited Coteau-du-Lac, Quebec	50%	Hot dip galvanized flat rolled steels

Investments

Ivara Corporation Burlington, Ontario	27%	Plant maintenance software and services

STOCK MARKET INFORMATION

Common shares

Year	High*	Low*	Shares Traded
2004	**$ 46.37**	**$ 31.58**	**68,421,145**
2003	$ 36.21	$ 25.21	61,497,307
2002	$ 33.10	$ 25.80	71,134,027
2001	$ 27.35	$ 20.00	54,814,758
2000	$ 30.60	$ 19.05	64,471,944

* Based on board lots traded

Valuation day prices

December 22, 1971:
Common – $25.00
(after giving effect to the 3:1 stock split in 1984, $8.33)

February 22, 1994:
Common – $24.125

Stock exchange listings

Common shares
Stock Symbol: DFS
CUSIP No.: 256900-70-5
Listed: The TSX

CORPORATE INFORMATION

Corporate Headquarters

Annual Meeting

Stock Transfer Agent and Registrars

Dividend Reinvestment and Share Purchase Plan

www.dofasco.ca
Investors
Share Information
Dividend Reinvestment Plan

Electronic Delivery and Electronic Voting

Inquiries

Version française du rapport


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MANAGEMENT PROXY CIRCULAR

March 31, 2005

TABLE OF CONTENTS

Notice of Annual Meeting of Shareholders Page 3

Management Proxy Circular

Solicitation of Proxies Page 4
Appointment of Proxy Holders Page 4
Revocation of Proxies Page 4
Voting by Non-Registered Shareholders Page 4
Voting Shares Page 5
Manner of Voting and Tabulating Proxies Page 5
Principal Holders of Voting Shares Page 5
Election of Directors Page 6
Compensation of Directors Page 10
Directors' Attendance at Meetings Page 11
Directors' and Officers' Liability Insurance Page 12
Appointment of Auditors Page 12
Executive Compensation Page 13
Corporate Governance Page 25
Approval of Directors Page 29
Exhibit A - Dofasco Directors' Job Description Page 30
Exhibit B - Dofasco Code of Business Conduct Page 32
Exhibit C - Requirements of National Policy 58-201 Page 36
Exhibit D - Requirements of National Instrument 58-101 Page 45

DOFASCO INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting (the "Meeting") of the shareholders of Dofasco Inc. (the "Corporation") will be held at the Dofasco Centre for the Arts, 190 King William Street, Hamilton, Ontario, on Friday, May 6, 2005 at 12:00 p.m., Hamilton time, for the following purposes:

1. to receive and consider the financial statements for the fiscal year ended December 31, 2004 and the report of the auditors thereon;
2. to elect directors;
3. to appoint auditors and to authorize the directors to fix their remuneration; and
4. to transact such further and other business as may properly come before the Meeting or any adjournment thereof.

A description of the matters to be submitted to the Meeting is contained in the Management Proxy Circular accompanying this Notice of Meeting. The financial statements for the fiscal year ended December 31, 2004 and the report of the auditors are included in the Corporation's Annual Report.

DATED at Hamilton, Ontario this 31st day of March, 2005.

By order of the board,



U. Soomet
Secretary

Registered shareholders are requested to complete, sign, date and return the enclosed form of proxy as soon as possible in order to ensure that those shares are represented at the Meeting. Proxies to be used at the Meeting must be deposited to the Corporation's transfer agent, CIBC Mellon Trust Company, either (1) by mail to the office at the address on the envelope provided herewith; (2) by personal delivery to 200 Queen's Quay E., Unit 6, Toronto, Ontario M5A 4K9; (3) by facsimile at (416) 368-2502; (4) by telephone at 1-866-271-1207; or (5) via the internet at http://www.eproxyvoting.com/dofascovote **in each case not later than 5:00 p.m., Hamilton time, on Thursday, May 5, 2005 or, if the Meeting is adjourned, not later than 5:00 p.m., Hamilton time, on the business day immediately preceding the date fixed for the adjourned meeting.** Registered holders may also vote their shares in person by attending the Meeting. Further instructions on how to transmit your proxy by telephone or internet are provided with the form of proxy. If your shares are not registered in your name but are held in the name of a nominee, please refer to page 4 of the Management Proxy Circular for a description of the procedure to be followed to vote your shares.

MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES

This Management Proxy Circular (the "Circular") is furnished in connection with the solicitation of proxies by the management of Dofasco Inc. (the "Corporation" or "Dofasco") for use at the Annual Meeting (the "Meeting") of its holders of common shares (the "Common Shares") to be held at 12:00 p.m., Hamilton time, on Friday, May 6, 2005 or any adjournment thereof. The cost of solicitation will be borne by the Corporation. It is expected that the solicitation in each case will be primarily by mail, but proxies may also be solicited personally or by telephone by regular employees of the Corporation. In addition, the Corporation has retained an outside organization to assist in the solicitation of proxies for an estimated fee of $5,000.

The information contained in this Circular is given as of March 1, 2005 unless otherwise specified.

APPOINTMENT OF PROXY HOLDERS

The persons named in the enclosed proxy form are members of management of the Corporation who have been designated by management to represent shareholders. **A shareholder has the right to appoint some other person (who need not be a shareholder) to represent the shareholder at the Meeting or any adjournment thereof. To exercise this right, the shareholder must strike out the printed names and insert the name of the shareholder's chosen proxy in the blank space provided in the proxy for that purpose or complete another form of proxy.**

REVOCATION OF PROXIES

Any shareholder who has voted by proxy or proxy authorization form may revoke it by voting again in any manner (mail, fax, telephone or internet). In addition, any registered shareholder who has returned a proxy may revoke it by depositing an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing to do so with the Secretary of the Corporation, P.O. Box 2460, Hamilton, Ontario L8N 3J5 before 5:00 p.m., Hamilton time, on the last business day preceding the day of the Meeting or any adjournment thereof or, as to any matter upon which a vote has not already been cast pursuant to the authority conferred by such proxy, with the chairman of the Meeting on the day of the Meeting or any adjournment thereof, or in any other manner permitted by law.

VOTING BY NON-REGISTERED SHAREHOLDERS

Only registered shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, shares of the Corporation are beneficially owned by non-registered shareholders who hold their shares through a nominee such as a bank, trust company or securities broker, or through a clearing agency, such as Canadian Depository for Securities Limited (or "CDS"), in which the nominee is a participant.

Under Canadian securities laws, nominees are required to seek voting instructions from non-registered shareholders, unless the shareholder has waived the right to receive proxy materials. Generally, nominees will send to their non-registered shareholders either a request for voting instructions or a proxy form, to permit the non-registered shareholders to vote their shares.

Each nominee has its own procedures that must be carefully followed. If a non-registered shareholder wishes to vote at the Meeting by proxy, the non-registered shareholder must follow the instructions of their nominee, including those regarding when and where the voting instructions or proxy form is to be delivered. If a non-registered shareholder wishes to vote at the Meeting in person, the non-registered shareholder should appoint themselves as a proxyholder by striking out the printed name in the request for voting instructions or proxy form and inserting their own name in the space provided, and otherwise following the instructions of their nominee.

VOTING SHARES

As at March 1, 2005, 77,111,111 Common Shares were outstanding, each of which entitles the holder to one vote at the Meeting. A record date of March 22, 2005 has been set as the record date for determining the shareholders entitled to receive notice of and to vote at the Meeting. Only shareholders of record at the close of business on March 22, 2005 shall be entitled to vote at the Meeting or any adjournment thereof. The final date by which the Corporation must receive a proposal for any matter that a person entitled to vote at an annual meeting proposes to raise at the next annual meeting of shareholders to be held in 2006, is January 1, 2006.

MANNER OF VOTING AND TABULATING PROXIES

The persons named in the enclosed proxy form must vote in accordance with any instructions made on the proxy form. **In the absence of any instructions, the persons named in the enclosed proxy form, if named as proxy, will vote FOR the election to the board of directors of the nominees proposed by management and FOR the re-appointment of Ernst & Young LLP as the auditors of the Corporation.**

Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. **However, if any other matters which are not now known to management should properly come before the Meeting or if amendments or variations to the matters referred to in the Notice of Meeting are presented for action at the Meeting, the persons named on the enclosed proxy form have discretionary authority to vote on such matters in accordance with their best judgement.**

Proxies will be counted and tabulated by CIBC Mellon Trust Company, the transfer agent of the Corporation, in such a manner as to preserve the confidentiality of individual shareholder votes, except that the Corporation will have access to proxies as necessary to meet applicable legal requirements in the event of a proxy contest, or when those proxies contain written comments or questions from shareholders which are clearly intended to be drawn to the attention of management and/or the directors.

PRINCIPAL HOLDERS OF VOTING SHARES

To the knowledge of the directors and officers of the Corporation, as at March 1, 2005 no person beneficially owned, directly or indirectly, or exercised control or direction over shares carrying 10% or more of the voting rights attached to the outstanding Common Shares.

ELECTION OF DIRECTORS

The articles of the Corporation provide that the board of directors shall consist of a minimum of eight and a maximum of 15 directors, with the actual number to be determined from time to time by the board of directors. The board of directors has determined that, effective on the election of directors at the Meeting, there will be 11 directors.

Unless authority to vote is withheld, the persons named in the enclosed proxy form, if named as proxy, will vote FOR the election to the board of directors of the following nominees to serve until the next annual meeting of shareholders or until their successors are elected or appointed. The Corporation believes that each nominee will be able to serve as a director. If prior to or at the Meeting any nominee is unavailable to serve, the persons named in the enclosed proxy form will be able to vote at his or her discretion for any other person as a director.

Name, Principal Occupation and Offices with the Corporation	Year Became Director	Number of Common Shares	Number of Deferred Share Units
SYLVIA DOLORES CHROMINSKA (1)(2) Executive Vice-President, Human Resources and Public, Corporate & Government Affairs The Bank of Nova Scotia (Banking)	2000	3,319	1,686

Ms. Chrominska graduated from the University of Western Ontario in 1975 with an Honours Degree in Business Administration and joined The Bank of Nova Scotia in 1979 as a Credit Analyst. She progressed through various levels in the department to Senior Vice-President, Corporate Credit responsible for Eastern Canada, Eastern United States, Europe and Japan. In 1995 she was appointed Executive Vice-President, Human Resources and in 2005 this role was expanded to include responsibility for Public, Corporate and Government Affairs. Ms. Chrominska serves on the board of directors of Sheena's Place, is a Vice-President of the Canadian Club of Toronto and is a member of the Stratford Festival Board of Governors. She is the former Chair of the Board of Governors of The Institute of Canadian Bankers. Ms. Chrominska is 53 years old and resides in Toronto, Ontario, Canada.

Name, Principal Occupation and Offices with the Corporation	Year Became Director	Number of Common Shares	Number of Deferred Share Units
WILLIAM EDWIN COYNE (2)(4) Corporate Director	1997	5,676	886

Dr. Coyne retired as Senior Vice President, Research and Development after 33 years with 3M, a company that invents and markets industrial, health care, consumer electronic and telecommunications products. He held a variety of positions with the company, including President and General Manager of 3M Canada. He received his B.Sc. and M.Sc. from the University of Toronto and a Ph.D. in organic chemistry from the University of Virginia. Dr. Coyne serves as a Senior Advisor for Biopolymer Inc. and Milliken and Co. Dr. Coyne is 68 years old and currently resides in Naples, Florida, United States.

Name, Principal Occupation and Offices with the Corporation	Year Became Director	Number of Common Shares	Number of Deferred Share Units
ROGER GRAHAM DOE, Q.C. (2)(3)			
Corporate Director	1975	3,006	2,090

Roger Doe practiced corporate and commercial law with Fasken Martineau DuMoulin LLP and its predecessors for forty years until his retirement from the firm in 1998. He is also a director of Denso Manufacturing Canada, Inc., Leon Frazer & Associates Inc. and Sharp Electronics of Canada Limited. Mr. Doe has a B.A. in Honours Business Administration from the University of Western Ontario and an LL.B. from Osgoode Hall Law School. A native of Bermuda, Mr. Doe is 71 years old and currently resides in Port Perry, Ontario, Canada.

WILLIAM ALBERT ETHERINGTON (2)(4)			
Corporate Director	2002	11,042	696

William Etherington retired in 2001 as Senior Vice-President and Group Executive, Sales and Distribution, IBM Corporation, and as Chairman, President and Chief Executive Officer, IBM World Trade Corporation, having worked with IBM for 37 years. Mr. Etherington received a B.Eng.Sc. from the University of Western Ontario in 1963 and received an Honorary LL.D. in 1998 from the same institution. He is Chairman of the Board of Canadian Imperial Bank of Commerce and is also a director of Celestica Inc., MDS Inc., the Relizon Company (private equity) and a member of the President's Council for the University of Western Ontario. Mr. Etherington is 63 years old and resides in Toronto, Ontario, Canada.

DEZSÖ JOSEPH HORVÁTH (1)(4)			
Dean & Tanna H. Schulich Chair in Strategic Management Schulich School of Business, York University (Education)	1995	3,282	972

Dr. Horváth received his Electrical Engineering, M.B.A. and Ph.D. degrees in Sweden. Following an early career in research and development with the Swedish multinational ASEA (now ABB) in the electrical industry, he has held senior academic positions at Swedish and Canadian universities. In addition to publishing books and articles on strategic management and international business, he has consulted widely in the field to major corporations and to governments. He is a director of The Toronto International Leadership Centre for Financial Sector Supervision, Inscape Corporation and Westport Innovations Inc., a member of the Export Development Corporation Advisory Council on Corporate Social Responsibility and a member of the Advisory Board for UC Berkeley-St. Petersburg University School of Management Program. Dr. Horváth is 62 years old and currently resides in Toronto, Ontario, Canada.

Name, Principal Occupation and Offices with the Corporation	Year Became Director	Number of Common Shares	Number of Deferred Share Units
FRANK HENDERSON LOGAN (1)(3)			
Corporate Director	1976	4,541	972

Mr. Logan graduated from Princeton University in 1957 with an A.B. degree. He joined Dominion Securities Limited (now RBC Dominion Securities Inc.) and held various senior positions until his retirement as Chairman of the Board in 1981. He then joined Canadian Imperial Bank of Commerce as Vice-Chairman, executive committee member and a director, a position he held until early retirement in 1994 when he became a director of Thornmark Corporation, subsequently becoming President and Vice-chairman and resigning in 1996. In 1994 he also became a director of Hatch (consulting engineering) and a managing director in 1996, retiring in 2002 and continuing as a consultant for some months thereafter. Mr. Logan is a former director of other Canadian companies including Trizec Inc., Maple Leaf Mills Inc. (now Maple Leaf Foods) and Upper Lakes Group Inc. and former Governor of McMaster University. Mr. Logan is 68 years old and resides in Thornhill, Ontario, Canada.

BRIAN FREDERICK MACNEILL (1) (2)(3) (4)			
Chair of the Board of the Corporation Chairman, Petro-Canada (Oil and Gas)	2000	3,172	2,758

Mr. MacNeill was the President and Chief Executive Officer of Enbridge Inc. from April 1991 until his retirement in 2001. Mr. MacNeill is Chairman of Petro-Canada, an integrated oil and gas company, and also serves as a director of Telus Corporation, The Toronto-Dominion Bank and West Fraser Timber Co. Ltd. He is also Chair of the Board of Governors of the University of Calgary. Mr. MacNeill holds a B.Comm. from Montana State University and a Certified Public Accountant designation in the U.S. Mr. MacNeill is a Chartered Accountant and a member of the Alberta and Ontario Institute of Chartered Accountants and the Financial Executives Institute. He is a Fellow of the Canadian Institute of Chartered Accountants. He is 65 years old and resides in Calgary, Alberta, Canada.

PETER CHARLES MAURICE (1)(3)			
Corporate Director	1993	8,626	2,620

Mr. Maurice graduated with a B.Eng.Sc. from the University of Western Ontario in 1960 and an M.B.A. from York University in 1970. He held various positions with several Canadian companies and was a management consultant before joining The Canada Trust Company in 1972. He held increasingly senior positions at Canada Trust culminating in appointment as President and CEO. He retired as Vice-Chairman of CT Financial Services in 1998. Mr. Maurice is a director of Emergis Inc. and LARG*net, a London regional high speed network, a member of Venture Capital London, and Vice President of the London Hunt & Country Club. He serves on the Investment Committees of the University of Western Ontario and Foundation Western. He is also Vice Chairman of the London Economic Development Corporation. Mr. Maurice was a director of Silcorp Limited at the time that it made arrangements with its creditors under the Companies Creditors Arrangement Act. Mr. Maurice is 67 years old and resides in London, Ontario, Canada.

Name, Principal Occupation and Offices with the Corporation	Year Became Director	Number of Common Shares	Number of Deferred Share Units
THOMAS CHARLES O'NEILL, FCA (1)(4)			
Corporate Director	2003	2,000	972

Mr. O'Neill was Chairman and Chief Executive Officer of Price Waterhouse Canada (accounting and consulting firm) from 1996 to 1998. He was Chief Executive Officer of PricewaterhouseCoopers LLP in Canada from 1998 to 2001 and was Chief Operating Officer of the global organization of PricewaterhouseCoopers LLP from 2000 until January 2002. He also served as Chief Executive Officer of Pricewaterhouse Coopers Consulting from January 2002 to May 2002 and then Chairman until October 2002. Mr. O'Neill is currently Vice-Chair of the Board of Governors of Queen's University and is a director of Adecco SA, BCE Inc., Nexen Inc., Ontario Teachers' Pension Plan, Loblaw Companies Limited and St. Michael's Hospital. Mr. O'Neill is 59 years old and resides in Toronto, Ontario, Canada.

DONALD ALLISON PETHER			
Officer of the Corporation President and Chief Executive Officer (Manufacturing)	2002	6,342•	69,748

Mr. Pether joined the corporation in 1970 after graduating from the University of Alberta with a B.Sc. in Metallurgical Engineering. He has held various positions at Dofasco including Vice President, Commercial, Executive Vice President Dofasco Inc. & General Manager Dofasco Hamilton and President and Chief Operating Officer prior to his most recent appointment in May 2003 as President and Chief Executive Officer. Mr. Pether is Chairman of the Board of Directors of Dofasco de Mexico S.A. de C.V., Dofasco Marion Inc., Powerlasers Limited and Powerlasers Corporation and a member of the Management Committee for Gallatin Steel Company. He serves on the board of directors of the International Iron and Steel Institute, the Automotive Parts Manufacturers Association and the Canadian Steel Trade and Employment Congress. He is also Chairman of the Canadian Steel Producers' Association, Vice-Chair of the American Iron and Steel Institute and a member of the Council of Governors of the Art Gallery of Hamilton, the Canadian Council of Chief Executives and the Board of Governors of McMaster University. Mr. Pether is 56 years old and resides in Dundas, Ontario, Canada.

• Mr. Pether also has options to acquire Common Shares, see Aggregated Option/SAR Exercises During the Year Ended December 31, 2004 and Year-end Option/SAR Values Table.

BRIAN ANDREW ROBBINS (4)			
President & Chief Executive Officer Exco Technologies Limited (Manufacturing)	2004	1,000	574

Mr. Robbins graduated with a B.A. Sc. from the University of Waterloo in 1970 and achieved a P. Eng. Mechanical Engineering designation in 1972. Mr. Robbins is the President and Chief Executive Officer of Exco Technologies Limited, director and chair of the Audit Committee of AirBoss of America Corp., director and member of the Audit Committee for Heroux-Devtek Inc., member of the Advisory Board to the Dean of Engineering at the University of Toronto and a former director of Ontario Power Generation Inc., TecSyn International Inc., Telepanel Systems Inc., Allgoods Inc. and Noma Industries Inc. Mr. Robbins is 58 years old and resides in Aurora, Ontario, Canada.

(1) Member of the Audit Committee

(2) Member of the Human Resources Committee

(3) Member of the Governance Committee

(4) Member of the Environment, Health and Safety Committee

COMPENSATION OF DIRECTORS

Effective January 1, 2005, each director who is not also an employee receives from the Corporation an annual retainer of $58,000 and a fee of $1,500 per meeting. Each non-employee director who is a member of a board committee (other than the Chair of each board committee) receives an annual retainer of $3,000 and a fee of $1,500 per meeting. The Chair of each board committee, except for the Audit Committee, receives an additional annual retainer of $7,000 and a fee of $1,500 per meeting. The Chair of the Audit Committee receives the same $1,500 per meeting fee and is also paid an additional annual retainer of $10,000, reflecting the increased duties and responsibilities of this committee as a result of recent regulatory initiatives in North America. Directors residing in the U.S. receive the same nominal retainers and fees, but denominated in U.S. dollars. The Chair of the board in his role as non-executive Chair also receives an all-inclusive annual fee of $275,000, without any additional retainers or meeting fees. None of the non-employee directors receive any fees from the Corporation other than directors' fees.

The board has adopted a directors' share ownership guideline, effective as of May 2004, which expects each director who is not also an employee of the Corporation, within five years of joining the board, to acquire and continue to hold Common Shares and Deferred Share Units with a total value of at least equal to five times the annual board retainer. Deferred Share Units are bookkeeping entries credited to the account of an individual director which may be converted to cash or Common Shares only after the director retires from the board. Directors who have not yet achieved the specified level of share ownership receive their board retainer in the form of Deferred Share Units (while committee retainers and all meeting fees are paid in cash). Directors who have achieved the specified level of share ownership are able to choose to receive their board retainer in the form of Deferred Share Units or cash.

DIRECTORS' ATTENDANCE AT MEETINGS

Summary of Board and Committee Meetings Held

	Number of meetings held during 2004
Board of Directors	8 (including a one and a half day strategy session)
Audit Committee	9 (including two special meetings)
Environment, Health and Safety Committee	2
Governance Committee	3
Human Resources Committee	4

Directors' Record of Attendance

Director	Committee Memberships	Meetings Attended: Board	Committees	Overall
S.D. Chrominska	Audit; Human Resources*	8 of 8	12 of 13	95%
W.E. Coyne	Environment, Health and Safety;* Human Resources	8 of 8	6 of 6	100%
R.G. Doe	Human Resources; Governance*	8 of 8	7 of 7	100%
W. A. Etherington	Environment, Health and Safety; Human Resources	8 of 8	4 of 6	86%
D.J. Horvath	Audit; Environment, Health and Safety	8 of 8	9 of 11	89%
F.H. Logan	Audit; Governance	8 of 8	11 of 12	95%
B.F. MacNeill	Audit; Environment, Health and Safety; Human Resources; Governance	8 of 8	17 of 18	96%
P.C. Maurice	Audit;* Governance	8 of 8	12 of 12	100%
T.C. O'Neill	Audit; Environment, Health and Safety	8 of 8	10 of 11	95%
D.A. Pether	Mr. Pether, as a non-independent Director, is not a member of any board committees, but is invited to attend all committee meetings	8 of 8	N/A	100%
B.A. Robbins	Environment, Health and Safety	4 of 4**	1 of 1	100%

* denotes chair of the board committee
** Mr. Robbins was elected to the board effective July 1, 2004.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

Under existing policies of insurance, the Corporation is entitled to be reimbursed for indemnity payments it is required or permitted to make to, or on behalf of, directors and officers which are in excess of a $500,000 deductible per occurrence, to a maximum of $100,000,000 in each policy year. The directors and officers of the Corporation are insured for losses arising from claims against them for certain of their acts, errors or omissions for which the Corporation does not indemnify them, to a maximum of $100,000,000 in each policy year. As at the date hereof all of the directors and officers of the Corporation and its subsidiaries are included as insureds under the policies. All premiums for the policies are paid by the Corporation. For the financial year ended December 31, 2004, $616,408.52 was charged against income in respect of such premiums. The premiums for the policies are not allocated between directors and officers as separate groups.

APPOINTMENT OF AUDITORS

Unless authority to vote is withheld, the persons named in the enclosed proxy form, if named as proxy, will vote FOR the re-appointment of Ernst & Young LLP, the present auditors, as auditors of the Corporation to hold office until the next annual meeting of shareholders and to authorize the directors of the Corporation to fix their remuneration.

Oversight of the External Auditors

The Audit Committee is responsible for overseeing the work of the independent auditors and considering whether the provision of services, other than audit services, is compatible with maintaining their independence. All non-audit services proposed to be performed by the external auditors are submitted to the Audit Committee for pre-approval, except that the Committee has adopted a practice whereby the Chair of the Committee is authorized to review and approve engagements for non-audit services involving fees of $10,000 or less. With respect to accounting and tax advisory services, where the fees for any individual project in this pre-approval category are expected to expand beyond $10,000, Audit Committee approval is required.

	Fiscal Year Ended December 31	
	2004	**2003**
Audit Fees	$766,482	$652,984
Audit-Related Fees (Accounting consultations, French translation of disclosure documents and administrative expense reimbursements)	$175,841	$149,180
Tax Fees (Corporate tax advisory services and tax services for expatriate employees)	$139,567	$111,664
All Other Fees (Consultations and services related to other corporate actions e.g. medium term notes shelf prospectus)	$26,935	$ 9,697
Total	**$1,108,825**	**$923,525**

EXECUTIVE COMPENSATION

The following disclosure of executive compensation provides information on the compensation earned by the Corporation's Chief Executive Officer, by the Corporation's Vice President – Finance and by each of the Corporation's next three most highly compensated executive officers, during the year ended December 31, 2004 (collectively, the "Named Executive Officers" or "NEOs").

Composition of the Compensation Committee

The Human Resources Committee serves as the compensation committee of the Corporation. The following directors, each of whom the board has determined to be independent, were members of the Human Resources Committee during 2004:

S.D. Chrominska (Chair)
W.E. Coyne
R.G. Doe
W.A. Etherington
B.F. MacNeill

Report on Executive Compensation

The Human Resources Committee assists the board of directors in meeting its responsibilities to the Corporation, its shareholders and employees in the broad area of human resource management. As part of its mandate, the Committee makes specific recommendations to the board regarding the compensation of senior management, including the Named Executive Officers.

The Corporation's compensation program is designed to provide for the attraction, retention and motivation of individuals required for the long-term success of the Corporation. The overall compensation design is based on providing a compensation package that is competitive in the marketplace in which the Corporation competes for resources, and on the principle of pay for performance.

In evaluating employment costs and market competitiveness, the Committee considers "Total Compensation", which it defines as including base salary, short term variable compensation, long term variable compensation, benefits and perquisites. Through independent compensation consultants, the Committee collects information on Total Compensation for a comparator group consisting of large autonomous Canadian industrial organizations. This information is supplemented with other survey material on both the specific components of compensation and the Total Compensation of a broader group of companies.

The amount of each Named Executive Officer's Total Compensation is determined by reference to the Total Compensation of the comparator group. The proportion of Total Compensation which is delivered in the form of each of base salary, short term variable compensation and long term variable compensation is determined by reference to the Total Compensation design of the comparator group.

Base Salary

The Committee reviews and recommends to the board on an annual basis both the salary ranges (minimum to standard) and the actual base salaries for the Named Executive Officers. The salary ranges are determined with reference to the comparator group and to the supplementary survey material. The recommendation on the actual base salary for each Named Executive Officer is based on their performance.

Short Term Variable Compensation Plan

The Corporation has a Short Term Variable Compensation Plan which provides all employees, including the Named Executive Officers, with the opportunity to earn an annual cash award based on the achievement of financial and non-financial goals which are considered to be key drivers of the Corporation's business results. All goals are approved by the board at the beginning of each year.

The Committee reviews and recommends to the board the design of and participation in this Short Term Variable Compensation Plan and the annual payments to the Named Executive Officers. Each Named Executive Officer's award is determined using their base salary at the standard rate for their position. The percentage of Total Compensation represented by the Short Term Variable Compensation Plan increases at higher management levels, so that the more senior the position an employee holds, the more remuneration they have which is performance based. For 2004 the performance based target amount was 75% of the base salary standard for the Chief Executive Officer and 45% or 55% for the other Named Executive Officers. The actual payment can vary between zero and two times the performance based target amount.

The payments made to each Named Executive Officer under the Short Term Variable Compensation Plan for 2004 reflect achievement against the performance goals selected for 2004, including rate of return on capital employed, financial metrics in the 2004 business plan approved by the board, and health and safety and customer service measures.

Long Term Variable Compensation

The Corporation utilizes two long-term variable compensation plans: the Stock Option Plan and the Performance Incentive Plan. The Committee introduced the Performance Incentive Plan to deliver one-third of the long term variable compensation that was previously delivered by stock options. The purpose of both plans is to focus the efforts of senior management, including the Named Executive Officers, on the long-term interests of the Corporation and its shareholders by aligning the compensation of these employees with shareholder value. The Stock Option Plan rewards senior management for share price appreciation, while the Performance Incentive Plan rewards senior management based on the total return on the Corporation's shares relative to a peer group of North American companies. As in the Short Term Variable Compensation Plan, the percentage of Total Compensation which is represented by long-term variable compensation increases with the seniority of the position.

Stock Option Plan

Under the Corporation's current Stock Option Plan, the exercise price of options is the closing market price of the Common Shares of the Corporation on the Toronto Stock Exchange on the trading day immediately preceding the date of the grant. Under the terms of the Stock Option Plan, options expire on the earlier of (i) the third anniversary of the date of a participant's retirement, (ii) the first anniversary of the death of the participant, (iii) the 90th day following the termination of the employment of the participant for any reason other than death or retirement, (iv) the 10 year anniversary of the date of the grant. Options vest equally on the first, second and third anniversaries of the date of grant and have a normal expiry date of 10 years. The number of options which are awarded to participants in the plan is determined by dividing:

i) the amount of the employee's compensation allocated to be delivered by options by

ii) the fair value of a Common Share stock option of the Corporation determined by the Black-Scholes option valuation model.

Participants may receive anywhere from 0 to 100% of the calculated number of options, based on his or her individual performance. The Committee reviews and recommends to the board of directors the design of and annual participation in the Stock Option Plan, including the size of the grants. Outstanding options are taken into consideration when the Corporation grants options, to ensure that such grants are within regulatory limits.

For 2004 the target award under the Stock Option Plan was 125% of the base salary standard for the Chief Executive Officer and 60% to 100% for the other Named Executive Officers.

Performance Incentive Plan

The Human Resources Committee reviews and recommends to the board of directors the design of and annual participation in the Corporation's Performance Incentive Plan ("PIP"). Under this plan, participants are eligible to receive a payout based on the following:

i) the amount of the employee's compensation allocated to be delivered by the PIP, multiplied by

ii) a multiplier ranging from zero to two, based on the Corporation's five-year average Total Shareholder Return ("TSR") compared with that of a peer group of North American steel companies.

The five-year TSR performance period in respect of 2004 Total Compensation design began on January 1, 2002 and ends on December 31, 2006. Payouts under this plan are made at the end of the performance period. Payouts are in the form of cash, except for members of the executive group (Vice Presidents and above).

With respect to the executive group, payment under the plan is made either in Deferred Share Units "DSUs" or cash or a combination of both, at the discretion of the board. For any executive who has not attained his or her Share Ownership Guideline (described below) as at the date of the payout, the payout will be made in DSUs, at least to the extent required for the executive to attain his or her Share Ownership Guideline. To calculate the number of DSUs to be awarded, the dollar amount to which the executive is otherwise entitled is divided by the fair market value of a Common Share of the Corporation on the award date. On each dividend payment date, executives holding DSUs receive a number of additional DSUs equivalent to the number of Common Shares that could have been acquired on that date by notional dividend reinvestment. DSUs generally vest three years after the date of their award. DSUs can be exercised for cash only following the executive's death, retirement or termination of employment. The amount of the cash payout at that time is equal to the number of DSUs held by the executive multiplied by the market value of a Common Share on the date of exercise.

For 2004 the target award under the PIP was 65% of the base salary standard for the Chief Executive Officer and 30% to 50% for the other Named Executive Officers.

Share Ownership Guidelines

To further align the interests of executives with those of shareholders, the board established formal Share Ownership Guidelines in 2004, based on benchmark data provided by the Committee's independent consultants. These Guidelines require each executive to have an equity interest in the Corporation which reflects the seniority of the executive's position and his or her level of compensation. The Share Ownership Guidelines require the executive to own Common Shares and DSUs with an aggregate value equal to, at a minimum, a specified multiple of the executive's base salary as follows:

Position	Multiple
CEO	3 times
EVP & COO	2 times
Vice Presidents	1 times

Executives are given five years to achieve these minimum holdings. At December 31, 2004 each of the Named Executive Officers exceeded their respective ownership requirement.

Benefits and Perquisites

The benefits and perquisites provided to senior management by the Corporation are also valued in assessing the competitiveness of their Total Compensation. The benefits include items such as retirement income and group insurance, while the perquisites are primarily business-related. The value of benefits and perquisite programs in place at the Corporation is generally competitive with the comparator group for the Named Executive Officers.

Chief Executive Officer

The components of Total Compensation for the Chief Executive Officer, and the manner in which they are reviewed and evaluated by the Committee, are as described above.

The compensation for the Corporation's Chief Executive Officer is designed to be competitive with the average compensation design for the chief executive officers of a group of 27 other large Canadian industrial companies. For 2004, the pay mix was designed to be approximately 27% base salary, 21% short term incentives and 52% long term incentives. The compensation actually paid to the Chief Executive Officer reflects the board's assessment of the Chief Executive Officer's performance against a set of performance metrics established by the board.

Each year, the board approves the Chief Executive Officer's personal goals, which include a range of financial, operating and strategic objectives as well as commitments to industry and community organizations. Increases to the salary component of the Chief Executive Officer's compensation in 2004 reflected the board's assessment of the Chief Executive Officer's performance against his goals for 2003, as well as the range movement experienced by the comparator group. In 2003, Mr. Pether's personal goals included the achievement of specified financial metrics, successful execution of identified capital programs and the evaluation of certain strategic initiatives.

As indicated above, the board establishes annually a number of financial and non-financial goals for the Corporation's Short Term Variable Compensation Plan which are measured at the corporate level to determine the payout earned under this plan by the Chief Executive Officer. In 2004, these goals consisted of actual return on capital employed as compared to the Corporation's target rate of 11%, other financial measures such as gross income earned as compared to business plan, and improvement targets for health and safety and customer service performance. Mr. Pether's award under this plan is based on audited results. In 2004 all of the established goals were exceeded except for a production cost goal which was adversely impacted by extraordinary increases in the price of raw materials such as scrap steel. Notwithstanding these increased costs, the Corporation's actual return on capital employed for 2004 was 16.1%.

During 2004, Mr. Pether was awarded 178,500 stock options under the Corporation's Stock Option Plan (being 100% of his possible allotment), in recognition of a sustained level of achievement of financial and strategic goals.

No award will be made under the Corporation's 2004 Performance Incentive Plan until the 5-year performance period, ending December 31st, 2006, is completed.

Presented by the Committee:

S.D. Chrominska, Chair
W.E. Coyne
R.G. Doe
W.A. Etherington
B.F. MacNeill

Performance Graph

The following graph compares the total cumulative shareholder return over the last five years for $100 invested in Common Shares of the Corporation at December 31, 1999 (assuming the reinvestment of dividends) with the total cumulative return of the S&P/TSX Composite Index.

CUMULATIVE TOTAL RETURN ON $100 INVESTMENT


$200
$175
$150
$125
$100
$75
$50
Dofasco
S&P/TSX Composite Index
$100
$73
$99
$111
$150
$195
$107
$94
$82
$104
$119

	1999	2000	2001	2002	2003	2004
Dofasco	$100	$73	$99	$111	$150	$195
S&P/TSX Composite Index	$100	$107	$94	$82	$104	$119

Summary Compensation Table

The following table provides a summary of the compensation earned during the last three fiscal years for each of the Named Executive Officers.

Name and Principal Position	Year	Annual Compensation			Long Term Compensation Awards		All Other Compensation ($)(5)
		Salary ($)	Bonus ($)(1)	Other Annual Compensation ($)(2)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units (#)(3)(4)	
D.A. Pether President and Chief Executive Officer	2004	768,900	1,436,900	0	178,500	0	102,077
	2003	640,752	482,400	0	178,200	927,600	62,957
	2002	545,004	450,000	0	84,300	621,000	22,397
L.A. Root Executive Vice President and Chief Operating Officer	2004	459,600	586,600	0	80,700	0	48,954
	2003	389,400	201,600	0	78,000	366,480	29,797
	2002	337,524	250,000	0	22,800	177,000	7,825
W.W. Bilenki Vice President - Finance	2004	262,920	357,600	0	48,000	0	21,304
	2003	239,040	153,600	0	41,100	246,960	8,101
	2002	194,400	111,300	0	9,900	0	3,713
D.S. Borsellino Vice President - Manufacturing	2004	369,000	317,900	0	34,800	0	28,710
	2003	358,800	143,700	0	33,300	218,160	17,884
	2002	340,380	250,000	0	22,800	177,000	7,825
J.M.H. Weppler Vice President – Corporate Administration and General Counsel	2004	361,000	311,800	0	31,500	0	28,710
	2003	349,200	132,700	0	32,700	213,120	17,416
	2002	329,010	225,000	0	22,200	171,600	6,678

Note (1) The payments shown under the "Bonus" column are the payments made under the Corporation's Short Term Variable Compensation Plan.

Note (2) Perquisites and other personal benefits do not exceed the lesser of $50,000 and 10% of the total annual salary and bonus for any of the Named Executive Officers for any of the applicable fiscal years.

Note (3) Each year's award is valued based on the Common Share price on the date of the award. Awards for fiscal years 2002 and 2003 were made under the Corporation's previous DSU plan. The award for fiscal year 2004 under the current PIP plan will be made in 2007. Dividend equivalents in the form of DSUs are earned from time to time in respect of the DSU holdings.

Note (4) Aggregate holdings of DSUs (including dividend equivalents earned in respect of DSU holdings) and their value as at December 31, 2004 are as follows - D.A. Pether 69,748 DSUs - $3,166,559; L.A. Root 21,550 DSUs - $978,370; W.W. Bilenki 7,072 DSUs - $321,069; D.S. Borsellino 17,302 DSUs - $785,511; J.M.H. Weppler 16,825 DSUs - $763,855.

Note (5) Includes contributions to the Dofasco Employees' Deferred Profit Sharing Plan, vacation bonus and dividend equivalents earned in respect of previous DSU awards.

Option Grants During the Year Ended December 31, 2004

The following table provides the details of the grants made to the Named Executive Officers under the Corporation's Stock Option Plan during the 2004 fiscal year.

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
D.A. Pether	178,500	23.6%	$39.89	$39.89	June 23, 2014
L.A. Root	80,700	10.7%	$39.89	$39.89	June 23, 2014
W.W. Bilenki	48,000	6.3%	$39.89	$39.89	June 23, 2014
D.S. Borsellino	34,800	4.6%	$39.89	$39.89	June 23, 2014
J.M.H. Weppler	31,500	4.2%	$39.89	$39.89	June 23, 2014

Note: The options granted in 2004 were for Common Shares of the Corporation. The first one-third becomes exercisable after one year, the second one-third after two years and the final one-third after three years.

Aggregated Option/SAR Exercises During the Year Ended December 31, 2004 and Year-end Option/SAR Values

The following table sets out any options/share appreciation rights ("SARs") exercised during the 2004 fiscal year by, and the value of any unexercised options/SARs held on December 31, 2004 by, each of the Named Executive Officers.

			Unexercised Options/SARs at December 31, 2004 (#)		Value of Unexercised in-the-Money Options/SARs at December 31, 2004 (2) ($)	
Name	Securities Acquired on Exercise (#)	Aggregate Realized Value ($)	Exercisable	Unexercisable (1)	Exercisable	Unexercisable
D.A. Pether	115,200	1,819,950	115,600	325,400	2,022,250	3,767,750
L.A. Root	39,900	561,510	6,000	140,300	119,400	1,593,077
W.W. Bilenki	23,000	335,707	0	78,700	0	859,075
D.S. Borsellino	31,100	370,095	0	64,600	0	747,148
J.M.H. Weppler	30,200	400,965	0	60,700	0	718,015

Note (1) The unexercisable options will become exercisable over the next three years as they become vested.
Note (2) The value of the unexercised options/SARs is based on the December 31, 2004 closing price on the Toronto Stock Exchange of $45.40 for the Corporation's Common Shares.

Pension Plan Table

The following table sets out the annual amount which would be payable to the Named Executive Officers based on retirement at age 65, at various levels of remuneration and years of service.

	Years of Service					
Remuneration	15	20	25	30	35	40
$100,000	$26,250	$35,000	$43,750	$52,500	$61,250	$70,000
$200,000	$52,500	$70,000	$87,500	$105,000	$122,500	$140,000
$300,000	$78,750	$105,000	$131,250	$157,500	$183,750	$210,000
$400,000	$105,000	$140,000	$175,000	$210,000	$245,000	$280,000
$500,000	$131,250	$175,000	$218,750	$262,500	$306,250	$350,000
$600,000	$157,500	$210,000	$262,500	$315,000	$367,500	$420,000
$800,000	$210,000	$280,000	$350,000	$420,000	$490,000	$560,000
$1,000,000	$262,500	$350,000	$437,500	$525,000	$612,500	$700,000
$1,200,000	$315,000	$420,000	$525,000	$630,000	$735,000	$840,000
$1,400,000	$367,500	$490,000	$612,500	$735,000	$857,500	$980,000

Note (1) The remuneration used to calculate retirement benefits for Named Executive Officers is their salary (as defined for purposes of the Summary Compensation Table) plus any Short Term Variable Compensation Plan payments. Retirement benefits are calculated using the average remuneration for the best five years out of the last 10 years.

Note (2) The credited years of service for the Named Executive Officers as at December 31, 2004 are as follows:

D.A. Pether	34.250 years	D.S. Borsellino	33.583 years
L.A. Root	30.417 years	J.M.H. Weppler	7.500 years
W.W. Bilenki	28.417 years		

Note (3) Retirement benefits which are in excess of the amount which can be paid pursuant to the Corporation's retirement benefit plans are required to be paid under consulting contracts between the Corporation and each of the Named Executive Officers.

Note (4) The above retirement benefits, which are calculated on a life guaranteed five-year basis, are reduced after age 65 by an amount approximating the government pension benefits.

The Corporation has established a Supplementary Employee Retirement Plan, funded by a Retirement Compensation Arrangement, which provides for the payment to all employees of retirement benefits in excess of the amount which can be paid pursuant to the Corporation's pension plans.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Corporation has contracts with each of the Named Executive Officers which provide for payment to them of retirement benefits calculated as described under "Pension Plan Table", and for a 60% continuing payment to a surviving spouse. The contracts also provide that if the employment of a Named Executive Officer is terminated by the Corporation otherwise than on grounds which, in law, constitute justifiable cause for dismissal without notice, the Corporation must pay to him or her, commencing on the date of termination, an annual amount calculated in accordance with the Pension Plan Table. Payments under these contracts are reduced by the amount of any payments made to the Named Executive Officer under the Corporation's pension plans and the Supplementary Employee Retirement Plan, and by an amount approximating government pension benefits. During the Corporation's fiscal year ended December 31, 2004, $1,435,277 was accrued with respect to these contracts.

The Corporation also has contracts with each of the Named Executive Officers which create certain additional rights in the event their employment is terminated without cause prior to the second anniversary of a change of control of the Corporation. In these circumstances, the Named Executive Officers will receive two years of salary and benefits protection (three years, in the case of Mr. Pether), to the extent this exceeds amounts payable under the contracts described in the preceding paragraph. The Named Executive Officers also retain their right to a prorated payment under the Short Term Variable Compensation Plan, and are entitled to be reimbursed specified amounts for legal, accounting, career counselling and related expenses incurred following the termination. The stock options of the Named Executive Officers become exercisable until the earlier of their original expiry date and the third anniversary of the termination.

Equity Compensation Plan Information

The following information is provided with respect to the Corporation's Stock Option Plans, which are the only compensation plans under which equity securities (Common Shares) of the Corporation are authorized for issuance as at December 31, 2004.

Plan Category	Number of securities to be issued upon exercise of outstanding options (1) (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (1) (c)
Equity compensation plans approved by security holders	1,945,000	$31.95	1,744,000
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	1,945,000	$31.95	1,744,000

(1) Common Shares issuable pursuant to actual grants under these plans (column (a)) represents 2.5% of the Corporation's outstanding Common Shares as at December 31, 2004. Common Shares issuable under these plans (aggregate of columns (a) and (c)) represents 4.8% of the Corporation's outstanding Common Shares as at December 31, 2004.

The terms of these plans are described above under the heading "Long Term Variable Compensation – Stock Option Plan". The plans may be amended by the board, subject to regulatory approval (including, where applicable, shareholder approval), except for prohibited amendments such as changing the manner of determining the minimum exercise price.

The Board of Directors determines each year the full-time employees of the Corporation and its subsidiaries who will receive a grant of options under the Stock Option Plan, subject to the restrictions described below. Options are non-assignable other than by will or the laws relating to intestacy.

Under the terms of the plans, the number of Common Shares reserved for issuance pursuant to stock options granted to insiders of the Corporation may not exceed 10% of the Corporation's issued and outstanding Common Shares; the number of Common Shares reserved for issuance to any one person pursuant to stock options may not exceed 5% of the Corporation's issued and outstanding Common Shares; and the number of Common Shares reserved for issuance pursuant to stock options may not exceed 10% of the Corporation's issued and outstanding Common Shares.

CORPORATE GOVERNANCE

The Board of Directors

The responsibility of the Corporation's board of directors is to promote the best interests of the Corporation and its shareholders by overseeing the management of the Corporation. The board acts in accordance with the *Canada Business Corporations Act*, Dofasco's Articles of Incorporation and By-laws, the Dofasco Code of Business Conduct, the mandates of the board and its committees and all other applicable laws and company policies. Dofasco's board and its committees have adopted formal mandates which are available in the Investors section of Dofasco's web site at www.dofasco.ca.

The board of directors seeks to maximize Dofasco's shareholder value and long term sustainability and to govern the Corporation's activities in a way which is consistent with good corporate citizenship, including fair treatment of employees, customers, suppliers and the host communities where Dofasco operates.

The board expects management to perform in a manner consistent with achieving these objectives. The board believes that management is responsible for the development of long-term corporate strategy, while the role of the board is to review, question and validate, and ultimately to approve the strategies proposed by management. A significant portion of each regularly-scheduled board meeting is devoted to the review and discussion of Dofasco's strategic initiatives. The board also holds day-long strategic planning sessions with management at 12 to 16 month intervals.

In addition to those matters which must by law be approved by the board, management is required to seek board approval for significant acquisitions, divestitures, capital expenditures and the annual operating plan for Dofasco's business. Other matters of strategic importance to the Corporation or which impact significantly on the operations of the Corporation are brought to the board's attention for its input, consideration and approval. At regularly scheduled meetings, directors receive and discuss reports on the operation of the Corporation, as well as on the overall financial and legal position of the Corporation and its subsidiaries. In addition, issues of current relevance in the steel industry or in respect of the Corporation are reviewed and reports of the committees and of management are received and considered.

The board has approved position descriptions for the directors, the Non-Executive Chair of the Board, the chairs of each board committee and the Chief Executive Officer, all of which are consistent with their roles and responsibilities as described above.

The board, through the Audit Committee, is responsible for identifying the principal risks facing the Corporation and ensuring that risk management policies and procedures are in place to manage and mitigate these risks. Dofasco's Commodity Risk Oversight Committee, a committee of management representatives, makes an annual report and presentation to the Audit Committee detailing the Corporation's processes for controlling certain specified risks which may impact the Corporation.

The board is responsible for selecting the CEO, approving the selection of other senior executives, evaluating their performance, fixing their compensation, providing advice and counsel to management and adopting and monitoring a senior management succession planning process.

The board has approved Dofasco's communications policy governing the Corporation's general approach to communications with its stakeholders. The board has also approved Dofasco's Policy on Corporate Disclosure which details the principles, policies and procedures governing the Corporation's disclosure of material information. This policy, which describes how the Corporation communicates with analysts, investors, other key stakeholders and the public, is available in the Investors section of the Dofasco web site at www.dofasco.ca. The Corporation's Disclosure Committee, a committee of management representatives which oversees the development and implementation of disclosure policy and which reviews all of Dofasco's significant public disclosure documents, makes an annual report and presentation to the Audit Committee summarizing its activities and the disclosure issues which have been addressed during the preceding year. During the year the board, either directly or through its Audit Committee, approves Dofasco's annual and quarterly reports to the shareholders, the Circular, the Annual Information Form and all earnings-related press releases.

The board, through its Audit Committee, examines the effectiveness of the Corporation's internal control processes and management information systems. The Audit Committee consults annually with the internal and external auditors to verify the integrity of these systems. The internal auditor makes a report to the Audit Committee each quarter detailing the results of the internal audits which have been conducted and the scope of future audits.

Committees of the Board

All of Dofasco's board committees are composed solely of unrelated, non-management directors. The committees generally invite the participation of the CEO and other members of management at their meetings, as appropriate, to provide information and expertise and to support communication between the board of directors and management. Every committee also holds an "in camera" session with only the directors present during part of each committee meeting to help facilitate frank and open discussion and deliberation by the members of the committee.

The Corporation currently has an Audit Committee, a Human Resources Committee, a Governance Committee and an Environment, Health and Safety Committee. Set out below is a description of each committee, its mandate and its activities. Each committee reviews its mandate annually and changes to committee mandates are approved by the board. The mandates of all of the committees are available for review in the Investors section of the Dofasco web site at www.dofasco.ca.

Audit Committee

The Audit Committee is responsible for reviewing the annual and interim financial statements of the Corporation, as well as the management discussion and analysis relating to these statements, and makes recommendations to the board with respect to such statements. The Audit Committee approves and authorizes the release of the quarterly financial statements and makes recommendations to the board with respect to the annual financial statements. The Committee also reviews and approves any earnings-related press releases before they are published, makes recommendations to the board regarding the appointment of independent auditors and their remuneration and reviews any proposed changes in accounting practices or policies. The Committee oversees the operation of Dofasco's Commodity Risk Oversight and Disclosure Committees, reviews the nature, scope and results of the internal and external audits and insurance programs and also reviews with the internal and external auditors and management the adequacy of the Corporation's internal accounting control procedures and systems and those of the Corporation's subsidiaries and joint ventures. The Audit Committee meets regularly with the internal and external auditors to discuss and review issues of concern identified by the Committee or by the internal and external auditors. The Committee Chair reviews annually the expense accounts of the Chair of the Board, the Lead Director (if applicable), and the Chief Executive Officer.

All of the members of Dofasco's Audit Committee are required to be unrelated directors and to be financially literate, having the ability to understand and critically evaluate the financial statements of the Corporation. At least one member of the Committee is required to have an understanding of the accounting principles used to prepare financial statements and their application to estimates, accruals and reserves, experience in preparing, auditing or evaluating financial statements like Dofasco's (or supervising someone who does), and an understanding of internal controls and procedures for financial reporting and of audit committee functions.

The Audit Committee has practices in place which provide for private meetings with the internal and external auditors without members of management present. These practices are designed to ensure that the Committee enjoys regular, direct, open and effective communication with the internal and external auditors to assist with its responsibility for oversight of Dofasco's internal control systems.

Human Resources Committee

The Human Resources Committee has oversight responsibility for the Corporation's general human resources policies and practices. The Committee reviews the organization structure, appointments and succession planning for senior management. The Committee also approves the total compensation design for senior management and the annual evaluation of the performance of the Chief Executive Officer and Chief Operating Officer, as discussed above under the heading "Executive Compensation".

Governance Committee

The Governance Committee of the board makes recommendations as to the size, composition and remuneration of the board, identifies and reviews the qualifications of potential candidates for election to the board, recommends to the board the slate of nominees for presentation to the annual shareholders' meeting and makes recommendations with respect to the mandates, membership and chairs of committees. This Committee oversees issues of corporate governance as they apply to the Corporation. It conducts an annual review of the Dofasco Board Guidelines on Corporate Governance Issues, an annual evaluation of the performance of the board, its committees, individual directors and the Chair of the Board and an annual review of the relationships of each of the directors with a view to assessing their independence from management and the existence of any possible conflicts of interest.

Environment, Health and Safety Committee

The Environment, Health and Safety Committee reviews and recommends for approval by the board the Corporation's policies and goals in environment, health and safety. It monitors and reviews the environment, health and safety management and reporting systems, including energy and loss prevention components, and reviews annually the Corporation's environment, health and safety performance. This Committee monitors legal and regulatory changes relating to environment, health and safety issues and the compliance with such laws and regulations. It receives reports from management on significant environment, health and safety issues which will or may have a material impact on the Corporation's business and reviews the environment, health and safety policies, practices and objectives of the Corporation's subsidiaries and joint ventures.

Other Matters

Communication with shareholders and investors

The Corporation has adopted a formal disclosure policy which outlines how communications with the investing public will be managed in order to provide all investors with equal and timely access to information about material business developments which may affect the market value of Dofasco's shares. Quarterly meetings are held with steel industry analysts via telephone conferences which are also open to the public. In addition, audio transcripts of those conferences are posted on Dofasco's internet web site, where they are available to the public.

Communications with shareholders concerning corporate governance issues are generally handled by the Corporate Secretary. On occasion, the Chair of the Governance Committee or the Chair of the Board may meet with shareholder representatives to discuss Dofasco's corporate governance philosophy and practices.

The Corporation's transfer agent maintains a toll free line which shareholders can use to seek information or raise issues relating to the Corporation or their investment. The Corporation's internet web site provides information of interest to investors and e-mail facilities for investors and others to present questions and comments to the Corporation. Through its Corporate Secretary, the Corporation monitors and responds to shareholder feedback, and reports periodically to the Chair of the Board or the Lead Director (if applicable) and the Chief Executive Officer on the nature of the comments and enquiries received.

Board Guidelines on Corporate Governance Issues

Dofasco's approach to corporate governance is published in a handbook entitled "Dofasco Board Guidelines on Corporate Governance Issues", copies of which are available to shareholders upon request. The handbook is also published in the Investors section of the Dofasco web site at www.dofasco.ca. These board guidelines are reviewed annually by the board's Governance Committee and changes made to these guidelines are approved by the board of directors.

According to the Dofasco Board Guidelines on Corporate Governance Issues, any director who wishes to engage external advisors with respect to the affairs of the Corporation, at the expense of the Corporation, is expected to review such matter with the Chair or Lead Director (if applicable). Dofasco's board committees also have the authority to engage outside advisors to assist in the performance of the duties and functions set out in their respective mandates.

Regulatory Developments

As a Canadian corporation whose shares trade on the Toronto Stock Exchange, or TSX, Dofasco pays particular attention to rules, guidelines and expectations of both the Canadian securities administrators and the TSX relating to corporate governance. The board of directors regularly reviews its governance practices against those of other major Canadian corporations and against the expectations of major institutional investors. Dofasco also monitors changing requirements in other jurisdictions, with a view to maintaining up-to-date policies and practices which are consistent with the expectations of investors outside Canada.

On October 29, 2004 the Canadian securities regulators in all of the provinces and territories of Canada published for comment proposed National Policy 58-201 - Corporate Governance Guidelines (the "Policy") and proposed National Instrument 58-101 - Disclosure of Corporate Governance Practices (the "Rule"). In response, the TSX has proposed amendments to the TSX Company's Manual providing that the requirements in the Rule will replace the disclosure requirements currently set out in the TSX Corporate Governance Guidelines once the Policy and Rule are effective. It is currently anticipated that the Rule and Policy will become in force in early 2005 applying to financial years ending on or before June 30, 2005.

Dofasco's corporate governance practices are described in Exhibits C and D in the context of the requirements and expectations set out in the Policy and the Rule, respectively. The disclosure in these Exhibits and elsewhere in this Circular addresses each of the items referred to in the TSX Corporate Governance Guidelines.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on the SEDAR web site at www.sedar.com and on the Dofasco web site at www.dofasco.ca. Copies of all of the Corporation's filings and public disclosure documents, including its financial statements and Management Discussion and Analysis ("MD&A") are available from the Corporation upon request. Financial information is provided in Dofasco's comparative financial statements and MD&A for the Corporation's most recently completed financial year. Security holders may call the office of the Corporate Secretary at (905) 544-3761 or send an e-mail to corpsec@dofasco.ca to request copies of Dofasco's financial statements and MD&A.

APPROVAL OF DIRECTORS

The contents and the sending of this Circular have been approved by the directors.



U. Soomet
Secretary

DATED as of March 4, 2005

EXHIBIT A

DOFASCO DIRECTORS' JOB DESCRIPTION

The responsibility of the board of directors is to promote the best interests of the Corporation and its shareholders by overseeing the management of the Corporation. Specifically, the responsibility of the board of directors includes:

1. Adopting a mission, a vision for the future and a strategic planning process for the Corporation.
2. Approving objectives for the Corporation and the overall operating and financial plans to achieve them, including the identification and management of the principal risks of the Corporation's business.
3. Evaluating the performance and integrity of the Corporation's senior management and taking appropriate action as warranted.
4. Adopting policies governing corporate governance and conduct, including compliance with applicable laws and regulations.
5. Approving the annual financial statements of the Corporation and verifying the integrity of the Corporation's internal financial, control and management information systems.
6. Selecting the CEO, approving the selection of other senior executives, evaluating their performance, fixing their compensation, providing advice and counsel to management and adopting and monitoring a senior management succession planning process.
7. Approving a policy for the Corporation's communications with shareholders, other stakeholders and the general public and establishing measures to receive feedback from the Corporation's investors.
8. Fixing the compensation of the directors and implementing processes for maintaining a board of appropriate size, with suitable expertise, experience and internal processes to meet the best interests of the corporation and to evaluate the overall effectiveness of the board, its members and committees.

In order to fulfill the board of directors' mandate as set out above, each director is expected to:

1. Become and remain familiar with the corporation's business, its financial condition, objectives, strategies and plans and of its principal subsidiaries.
2. Utilize his/her common sense, practical wisdom, expertise and business experience.
3. Devote the necessary time.
4. Act honestly, diligently and in good faith.
5. Make independent and informed judgments concerning the Corporation.
6. Review board and committee meeting agendas and related materials and receive and review reports of all board and committee meetings.
7. Attend and participate in board and committee meetings.

8. Make appropriate inquiry when alerted by the circumstances.

9. Exercise his/her powers in the best interests of the corporation and not in his/her own interest or those of another person or organization.

10. Maintain in confidence and use only for the purposes of the corporation any confidential information of the Corporation.

11. Exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

EXHIBIT B

DOFASCO CODE OF BUSINESS CONDUCT

INTRODUCTION

Simply stated, Dofasco expects all employees to comply with the laws and regulations governing its conduct and further, to maintain the highest standards of honesty and integrity in their business affairs.

This Code of Business Conduct, which elaborates on that expectation, applies to all Dofasco directors, officers and employees whenever and wherever they are working for the company. We expect the same standards of behaviour from all of Dofasco's subsidiary and joint venture businesses.

Each of us, in the course of our work has dealings with some or all of our fellow employees, customers, competitors, suppliers, government authorities, investors and the public. Whatever the area of activity, we should be honest and responsible in our relations with others. In general, when considering any proposed action, we should determine whether it is likely to damage or compromise Dofasco's record for integrity. If it would, then the action should not be taken.

If there are any doubts as to whether a course of action is proper or about the application or interpretation of any legal requirement, discuss it with your immediate supervisor, and if required, with senior management, the Legal Services Department or Human Resources, as appropriate.

No policy document can offer a complete guide to cover all possible situations that might be encountered. However, there are some areas which, because of their special importance, deserve particular mention and these are set out in what follows:

1. OUR RESPONSIBILITY TO EMPLOYEES

1.1 Health & Safety

Dofasco makes every effort to provide a healthy and safe work environment, to conduct regular inspections to identify and eliminate any dangerous conditions or behaviour and their causes and to develop programs dedicated to employee safety and well-being. Every employee is expected to observe all of the requirements of applicable occupational health and safety legislation, to follow Dofasco's standards in safety matters, to do their part in maintaining a healthy and safe work environment and to take all necessary steps to ensure their own safety and the safety of others at Dofasco.

1.2 A Work Environment Free of Harassment and Discrimination

Dofasco is committed to providing a work environment that is free of any form of sexual or other harassment and to ensuring that each employee is treated with fairness and dignity. We will not tolerate any discriminatory practices based on race, color, gender, age, religion, ethnic or national origin, disability or any other grounds prohibited in law.

1.3 Privacy

Employees have the right to privacy and to the security of their personal information. Dofasco will protect and preserve these rights. Unless required by law, we will not release or disclose personal information relating to our employees without the consent of the employee.

1.4 <u>The Right to be Heard</u>

Our "Open Door" Policy is Dofasco's way of resolving employee complaints. Every employee has the right to discuss their complaints with higher levels of management, without fear of reprisal. The procedures for taking issues to upper management are set out in Policy No. 5, **"Complaints - Open Door".**

2. OUR RESPONSIBILITY TO CUSTOMERS, SUPPLIERS AND COMPETITORS

2.1 <u>Commercial Decision Making</u>

It is our policy to make commercial decisions, acting in our own best interest, avoiding completely any illegal understandings or agreements with any other person, organization or company.

We will not engage in conduct which violates any laws, and in particular those competition laws which prohibit any kind of understanding or agreement with others regarding prices, terms of sales, division of markets, allocation of customers or any other practice which illegally restrains competition or is otherwise prohibited.

2.2 <u>Relations with Suppliers</u>

Suppliers, whether they are bidding on a multi-million dollar contract or a small job, will be dealt with in an even handed manner. In other words, whether they receive or do not receive the order, they will be given every reasonable and fair opportunity for success. We will avoid doing anything which would give a potential supplier any preferred treatment when bidding for Dofasco's business. If an employee has anything to do directly or indirectly with a decision on whether Dofasco does business with a supplier, and if there is any direct or indirect personal interest in the supplier's business, then the employee has a conflict of interest. What to do in that event is set out in Policy No. 62, **"Conflict of Interest"**. Employees are prohibited from paying or accepting any bribe, kickback or other unlawful payment or benefit to secure any concession, contract or other favourable treatment.

3. OUR RESPONSIBILITY TO SHAREHOLDERS AND INVESTORS

3.1 <u>Use and Protection of Dofasco's Property</u>

Every employee is responsible for the protection of Dofasco's property, ensuring its appropriate use and preventing theft and damage. Dofasco's assets and equipment must be used exclusively for company business and must not be used for personal or other purposes without proper authorization.

Intangible property such as inventions, ideas, documents, software, patents and other forms of intellectual property related to Dofasco's business, which are created or conceived by employees in connection with their work, belong to Dofasco. Employees may not profit from or apply for patents on their own behalf for any creation or invention conceived or made by them in the course of performing their duties at Dofasco.

Software developed or acquired by Dofasco may not be reproduced or tampered with, nor may it be used for any purposes other than those intended by the Company. Software that is not owned or licensed by the Company is not to be used at Dofasco. Particulars on software use are described in Policy 85,

"Software Licensing".

Dofasco owns and monitors the e-mail and internet systems used in the workplace. Employees are expected to use these systems primarily for work-related communications and are strictly prohibited from using them for any improper or illegal purpose, including the viewing or transmission of messages or images that may be considered to be insulting or offensive to any other person. Details are found in Policy 86, **"Unauthorized Use of Dofasco Computers Resources"**, Policy 88, **"Internet Usage"**, Policy 90, **"Electronic Mail Policy"**, and Policy 94, **" Communications Systems and Equipment".**

3.2 Disclosure of Information

It is Dofasco's policy to make full, timely and complete disclosure to shareholders and the investing public of important information concerning the activities of the Company. Details concerning our procedures and practices for managing the publication of Company information to shareholders and investors are set out in the Dofasco Policy on Corporate Disclosure. The procedure for releasing all Company information to the media is outlined in Policy No. 77, **"Communications and Release of Information"**.

Except as required by law, Dofasco will not disclose information which might either impair our competitive effectiveness or violate the privacy of others. Certain records, reports, papers, processes, plans, methods and equipment are confidential. Information from these sources is not to be released or revealed by any employee without proper authorization. If in doubt in a particular situation, discuss it with your supervisor and with the Company's Corporate Secretary.

Employees must not use, for their own personal gain, or disclose for the use of others, confidential information obtained from Company sources. Misusing such information, not generally known to the public, could violate certain laws. For example, the law says employees may not trade or persuade others to trade in the Company's shares or securities or in those of another company based on confidential Dofasco information, which, if generally known, might reasonably be expected to materially affect the value of those shares or securities. Employees are also prohibited from passing on such information to others, except in the necessary course of business.

3.3 Payments, Accounting Records and Practices

Dofasco's books and records will reflect, in an accurate and timely manner, all Company transactions. All funds and assets will be recorded and they will not be used for any unlawful or improper purposes.

4. OUR RESPONSIBILITY TO OTHER STAKEHOLDERS AND THE PUBLIC

4.1 Conservation and Protection of the Natural Environment

Dofasco takes an integrated approach to sustainable development by improving our environmental performance and the quality of life for our employees and our community, while continuing to achieve our financial goals.

We optimize the use of resources by reducing, reusing, recovering and recycling energy, raw materials, water and by-products.

We minimize our environmental impact through innovative design and practices to improve our processes and our products.

We work with our customers and suppliers to maximize the inherent advantages of steel's strength, recyclability and cost-effectiveness across the steel product life cycle.

We meet standards set by legislation and go beyond compliance where appropriate through voluntary commitments to stakeholders.

We report regularly to our stakeholders on our progress and performance in matters related to environment and energy.

4.2 Political Contributions and Involvement

Dofasco's policy is to support this country's democratic system of government by making political contributions, as permitted by law. Company political contributions are reviewed annually by the Board of Directors. Company contributions made to Federal and/or Provincial political parties are directed to the party and not to individual candidates. No contributions of any kind, on behalf of Dofasco, may be made to any political party, candidate or campaign without the prior approval of the Chief Executive Officer or Vice President – Corporate Administration and General Counsel.

Dofasco does not interfere in the political activities of employees other than to encourage their involvement as citizens in the process. Political involvement by employees is based on the understanding that it is undertaken solely on their own behalf and not as representatives of the Company. Leaves of absence and/or time off to allow employees to run for public office, or once elected, to carry out their public duties are described in Policy No. 71, **"Government Service, Election and Special Leaves of Absence".**

5. CONCLUSION

Each of us is responsible for making every effort to ensure that our Code of Business Conduct is followed by everybody at all times. Employees who fail to conduct themselves in accordance with the Code will be subject to disciplinary action up to and including dismissal.

Employees who become aware of any breach of this Code of Conduct should report the facts immediately to the Chair of the Board, the Corporate Secretary or the General Counsel, or to their supervision who will advise the Corporate Secretary and the General Counsel. Dofasco will not permit or condone any form of retaliation against employees who report such misconduct.

While every Dofasco director, officer and employee is expected to comply with our Code of Business Conduct, all members of senior management at Dofasco and its subsidiaries, are required to file with the Corporate Secretary an annual declaration confirming their understanding of and compliance with this basic Dofasco policy.

REVISION: (October 31, 2003)

EXHIBIT C

REQUIREMENTS OF NATIONAL POLICY 58-201

Requirement of National Policy 58-201	Dofasco Compliance	Comments & Discussion
Composition of the Board **3.1** The board should have a majority of independent directors.	YES	The board has delegated to its Governance Committee the responsibility for determining whether or not each director is an independent director. To do this, the Committee analyzes each year all the relationships of the directors with the Corporation and its subsidiaries. The Committee has determined that, of the 11 directors nominated for election at the Meeting, ten are independent directors because they have no direct or indirect material relationship with the Corporation which could, in the view of the board, interfere with the exercise of a director's independent judgement. These individuals are not part of management and they are free from any interest and any business, family or other relationship which could, or could reasonably be perceived to, materially interfere with their ability to act with a view to the best interests of the Corporation. These directors are not currently, nor have any of them been within the last three years, an officer of, employee of or material services provider to the Corporation or any of its subsidiaries or affiliates. Furthermore, none of these directors is also a director (or similarly situated individual), officer, employee or significant shareholder of an entity that has a business relationship with the Corporation other than an ordinary course supplier/customer relationship which is not material. None of these unrelated directors are party to any material contracts with the Corporation or receive any fees from the Corporation other than directors' fees. Mr. Pether, as an employee of the Corporation, is, by definition, a "related" director. More information about each director, including their other directorships, can be found under the heading "Election of Directors".
Composition of the Board **3.2** The chair of the board should be an independent director. Where this is not appropriate, an independent director should be appointed to act as "lead director". However, either an independent chair or an independent lead director should act as the effective leader of the board and ensure that the board's agenda will enable it to successfully carry out its duties.	YES	As set out in Dofasco's Board Guidelines on Corporate Governance Issues, the board has adopted a policy favouring an independent, Non-Executive Chair of the Board but allowing for exceptions when this would be in the best interests of the Corporation. Mr. Brian MacNeill, an independent, unrelated director, has been Non-Executive Chair of the Board since May 2, 2003. In that capacity he performs the leadership functions of an "independent board leader" as outlined in the Final Report of the Joint Committee on Corporate Governance, issued in November 2001. Mr. MacNeill serves as the principal liaison between management and the board.

Requirement of National Policy 58-201	Dofasco Compliance	Comments & Discussion
Meeting of Independent Directors **3.3** The independent directors should hold regularly scheduled meetings at which members of management are not in attendance.	YES	While the directors encourage and value the participation and input of management in board discussions and deliberations, the board also has a private discussion at each meeting without members of management present. In addition, the independent directors have sessions during each board and committee meeting without any management directors present. The board is satisfied that its relationship with management is one which fosters open and constructive communication and debate and which also retains for the board the independence it requires in order to make decisions which will be in the best overall interest of the Corporation and its shareholders.
Board Mandate **3.4** The board should adopt a written mandate in which it explicitly acknowledges responsibility for the stewardship of the issuer, including responsibility for: (a) to the extent feasible, satisfying itself as to the integrity of the chief executive officer (the CEO) and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization; (b) adopting a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business; (c) the identification of the principal risks of the issuer's business, and ensuring the implementation of appropriate systems to manage these risks; (d) succession planning (including appointing, training and monitoring senior management); (e) adopting a communication policy for the issuer;	YES	The board mandate, attached as Exhibit A to this Circular in the form of the Dofasco Directors' Job Description, contains all of the elements required by the Policy.

Requirement of National Policy 58-201	Dofasco Compliance	Comments & Discussion
(f) the issuer's internal control and management information systems; and (g) developing the issuer's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the issuer. The written mandate of the board should also set out: (i) measures for receiving feedback from security holders (e.g., the board may wish to establish a process to permit security holders to directly contact the independent directors), and (ii) expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at board meetings and advance review of meeting materials.		
Position Descriptions **3.5** The board should develop clear position descriptions for the chair of the board and the chair of each board committee. In addition, the board, together with the CEO, should develop a clear position description for the CEO, which includes delineating management's responsibilities. The board should also develop or approve the corporate goals and objectives that the CEO is responsible for meeting.	YES	The board has approved position descriptions for the directors, the Chair of the Board, the Lead Director, the chairs of each committee of the board and the Chief Executive Officer outlining their respective responsibilities. The board, on an annual basis, approves a business plan which defines corporate objectives, priorities and performance targets which form one element of the Chief Executive Officer's annual personal goals, which are also approved by the board. The Human Resources Committee assesses the performance of the CEO against the performance targets set out in the annual business plan and reports the results of its evaluation to the full board. See "Executive Compensation" above for details.
Orientation and Continuing Education **3.6** The board should ensure that all new directors receive a	YES	New directors are provided with an orientation and education program which includes the provision of information about the duties and obligations of directors, the by-laws, organizational

Requirement of National Policy 58-201	Dofasco Compliance	Comments & Discussion
comprehensive orientation. All new directors should fully understand the role of the board and its committees, as well as the contribution individual directors are expected to make (including, in particular, the commitment of time and energy that the issuer expects from its directors). All new directors should also understand the nature and operation of the issuer's business.		structure and the business of the Corporation, the mandates of the board and the board committees, board policies and corporate governance guidelines, agendas and minutes of past meetings of the board and its committees, all public disclosure documents, contact information for all of the directors and officers, and board and committee meeting schedules. All of this information is made available through a secure web site for the directors. Arrangements are made for new directors to have informal meetings and discussions with senior management and with other directors, and tours of the Corporation's operations are made available. In addition, the assignment of new directors to board committees is made with a view to providing them quickly with closer insights into the business and operations of the Corporation.
Orientation and Continuing Education **3.7** The board should provide continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure their knowledge and understanding of the issuer's business remains current.	YES	Each year the directors are provided with the opportunity to attend educational seminars on corporate governance issues at the Corporation's expense. From time to time outside experts in various aspects of the steel industry are invited to make presentations and dialogue with the board and senior management in order to enhance their knowledge and understanding of the Corporation's business. Each year the board holds one meeting at the plant of a Dofasco subsidiary, joint venture operation or major customer in order to give the directors a direct opportunity to interact with and learn from some of the people that Dofasco relies on for its business success. One of the fundamental sources of Dofasco's competitive advantage is its employee culture. The Corporation's directors are invited to participate with employees in off-site experiential leadership training to allow them to gain a deep and personal understanding of this dimension of Dofasco's success.
Code of Business Conduct and Ethics **3.8** The board should adopt a written code of business conduct and ethics. The code should be applicable to directors, officers and employees of the issuer. The code should constitute written standards that are reasonably designed to promote integrity and to deter wrongdoing. In particular, it should address the following issues: (a) conflicts of interest, including transactions and agreements in respect of which a director or executive officer has a material interest;	YES	Dofasco's Code of Business Conduct, which applies to all directors, officers and employees of the Corporation, has been in place for over twenty-five years. It was most recently updated and approved by the board of directors in 2003. Our Code of Business Conduct, which is appended as Exhibit B to this management information circular and which is available to the public in the Investors section of Dofasco's web site at www.dofasco.ca, addresses all of the issues required by the Policy. Dofasco's Code of Business Conduct is made available to all employees through the employee policy manual and the Corporation's intranet. It is also featured in the orientation program presented to all new Dofasco employees. In addition, Dofasco has advised all of its subsidiary and joint venture businesses that it expects their compliance with its Code of Business Conduct.

Requirement of National Policy 58-201	Dofasco Compliance	Comments & Discussion
(b) protection and proper use of corporate assets and opportunities; (c) confidentiality of corporate information; (d) fair dealing with the issuer's security holders, customers, suppliers, competitors and employees; (e) compliance with laws, rules and regulations; and (f) reporting of any illegal or unethical behavior.		
Code of Business Conduct and Ethics **3.9** The board should be responsible for monitoring compliance with the code. Any waivers from the code that are granted for the benefit of the issuer's directors or executive officers should be granted by the board (or a board committee) only.	YES	The committees of the board of directors monitor Dofasco's compliance with the Code of Business Conduct through a variety of procedures and processes. The Corporation's internal auditor reports to the Audit Committee with respect to any instances of illegal or improper treatment of the Corporation's assets which may be identified. The Corporation's Disclosure Committee reports annually to the Audit Committee regarding the operation of Dofasco's processes for timely and transparent public disclosure of information to the investing public. The Human Resources Committee has oversight of the operation of Dofasco's policies and systems governing the behaviour of employees. The Environment, Health and Safety Committee receives reports from management each year which address, among other things, Dofasco's compliance with legislation and regulations in these areas. In addition, every senior manager at Dofasco is required each year to formally certify that he or she understands our Code of Business Conduct and has fully complied with it throughout the preceding year. No waivers from the Code have been granted to any director, executive officer or other employee of the Corporation.
Nomination of Directors **3.10** The board should appoint a nominating committee composed entirely of independent directors.	YES	The Governance Committee of the board, which is composed exclusively of non-management directors, has the responsibility for developing the criteria for the skills and experience which new directors should possess, for proposing new nominees to the board and for assessing directors on an ongoing basis.

Requirement of National Policy 58-201	Dofasco Compliance	Comments & Discussion
Nomination of Directors **3.11** The nominating committee should have a written charter that clearly establishes the committee's purpose, responsibilities, member qualifications, member appointment and removal, structure and operations (including any authority to delegate to individual members and subcommittees), and manner of reporting to the board. In addition, the nominating committee should be given authority to engage and compensate any outside advisor that it determines to be necessary to permit it to carry out its duties. If an issuer is legally required by contract or otherwise to provide third parties with the right to nominate directors, the selection and nomination of those directors need not involve the approval of an independent nominating committee.	YES	The board has approved a written mandate for the Governance Committee which contains all of the elements required by the Policy. The mandate of the Governance Committee, together with the mandates of all of the other Dofasco board committees, is available to the investing public in the Investors section of Dofasco's web site at www.dofasco.ca. The Governance Committee's mandate allows it to engage outside advisors to assist with its work, subject only to first reviewing such engagements with the Non-Executive Chair of the Board. No third parties have any rights to nominate director candidates for Dofasco's board.
Nomination of Directors **3.12** Prior to nominating or appointing individuals as directors, the board should adopt a process involving the following steps: (a) Consider what competencies and skills the board, as a whole, should possess. In doing so, the board should recognize that the particular competencies and skills required for one issuer may not be the same as those required for another. (b) Assess what competencies and skills each existing director possesses. It is unlikely that any one director will have all the competencies and skills required by the board. Instead, the board should be considered as a group, with each individual making his or her own contribution. Attention should also be paid to	YES	The board has assigned to the Governance Committee the responsibility for evaluating the skills and competencies of the individual directors and the board as a whole and for identifying any gaps in collective expertise which must be addressed through changes in the composition of the board. This Committee maintains a "directors' skills matrix" which identifies the specific areas of expertise of each Dofasco director and they compare this to the global set of skills required of the board, as identified by both the directors and the Corporation's senior management. When new directors are recruited, candidates are sought who possess specific skills and experience in the areas where a need for more knowledge on the board has been identified. The board, through its Governance Committee, reviews its size and composition annually, with a view to maintaining a collective mix of expertise and experience among the directors which will be appropriate to support the strategic direction and operating needs of the Corporation's business on a forward-looking basis. It is proposed that 11 directors should be elected at the Meeting to provide a board which is large enough to bring a diversity of expertise and opinion and to provide enough directors to populate all of the board committees, but small enough to allow for efficient operation and decision-making.

Requirement of National Policy 58-201	Dofasco Compliance	Comments & Discussion
the personality and other qualities of each director, as these may ultimately determine the boardroom dynamic. The board should also consider the appropriate size of the board, with a view to facilitating effective decision-making. In carrying out each of these functions, the board should consider the advice and input of the nominating committee.		
Nomination of Directors **3.13** The nominating committee should be responsible for identifying individuals qualified to become new board members and recommending to the board the new director nominees for the next annual meeting of shareholders.	YES	Dofasco's Governance Committee manages the board's process for identifying individuals who have the required combination of personal character attributes and specific functional skills and expertise which would qualify them to serve on the Corporation's board of directors. The Committee maintains a standing list of potential director candidates who meet these criteria. The Committee receives suggestions from all of the directors, the Corporation's senior management and, on occasion, from outside advisors with respect to individuals who might be considered as potential director candidates. The Governance Committee proposes to the board each year the list of director candidates to be presented for election by shareholders at their annual meeting.
Nomination of Directors **3.14** In making its recommendations, the nominating committee should consider: (a) the competencies and skills that the board considers to be necessary for the board, as a whole, to possess; (b) the competencies and skills that the board considers each existing director to possess; and (c) the competencies and skills each new nominee will bring to the boardroom.	YES	The Governance Committee follows a process which complies with this expectation as set out in the Policy. The Committee's procedures are described in greater detail above.

Requirement of National Policy 58-201	Dofasco Compliance	Comments & Discussion
Compensation **3.15** The board should appoint a compensation committee composed entirely of independent directors.	YES	Dofasco has two board committees which deal with compensation issues. The Governance Committee deals with all matters relating to the compensation of directors. The Human Resources Committee deals with all matters relating to the compensation of management and employees of the Corporation. Each of these committees is composed entirely of independent directors.
Compensation **3.16** The compensation committee should have a written charter that establishes the committee's purpose, responsibilities, member qualifications, member appointment and removal, structure and operations (including any authority to delegate to individual members or subcommittees), and the manner of reporting to the board. In addition, the compensation committee should be given authority to engage and compensate any outside advisor that it determines to be necessary to permit it to carry out its duties.	YES	The board has approved written mandates for the Governance Committee and the Human Resouces Committee which contain all of the elements required by the Policy. The mandates of these board committees are available to the public in the Investors section of Dofasco's web site at www.dofasco.ca. The mandates of each of these committees allow them to engage outside advisors to assist with their work, subject only to first reviewing such engagements with the Non-Executive Chair of the Board.
Compensation **3.17** The compensation committee should be responsible for: (a) reviewing and approving corporate goals and objectives relevant to CEO compensation, evaluating the CEO's performance in light of those corporate goals and objectives, and determining (or making recommendations to the board with respect to) the CEO's compensation level based on this evaluation; (b) making recommendations to the board with respect to non-CEO officer and director compensation, incentive-compensation plans and equity-	YES	The board, on an annual basis, approves a business plan which defines corporate objectives, priorities and performance targets which form one element of the Chief Executive Officer's annual personal goals, which are also approved by the board. The Human Resources Committee assesses the performance of the CEO against the performance targets set out in the annual business plan and reports the results of its evaluation to the full board. The Human Resources Committee makes recommendations to the board each year concerning the compensation of the CEO, taking into account the design of Dofasco's compensation system for senior management, prevailing compensation levels at a defined set of comparator Canadian corporations and the performance of the CEO as measured against his performance targets for the prior year. The Human Resources Committee also makes recommendations to the board with respect to the compensation of Dofasco's officers and the design of the total compensation system for senior management, including short term and long term variable incentive compensation and equity based compensation. The Governance Committee reviews and makes recommendations to the board from time to time regarding the

Requirement of National Policy 58-201	Dofasco Compliance	Comments & Discussion
based plans; and (c) reviewing executive compensation disclosure before the issuer publicly discloses this information.		compensation of directors. In conducting such reviews, the Committee takes into account the forms and amounts of compensation paid to directors of comparable Canadian public companies, the Corporation's expectations of directors with respect to their overall commitment of time to attend to the Corporation's affairs and the desirability of encouraging directors' participation in ownership of shares of the Corporation. Specific details of the compensation of directors is provided in the section of this Circular under the heading "Compensation of Directors". None of the non-management directors receive any remuneration from the Corporation or its subsidiaries or affiliates other than compensation for serving as directors of Dofasco.
Regular Board Assessments **3.18** The board, its committees and each individual director should be regularly assessed regarding his, her or its effectiveness and contribution. An assessment should consider: (a) in the case of the board or a board committee, its mandate or charter; and (b) in the case of an individual director, the applicable position description(s), as well as the competencies and skills each individual director is expected to bring to the board.	YES	The board has established a practice of formally evaluating its own collective performance and the performance of the board committees and individual directors on an annual basis. These evaluations, which are based on surveys of the directors and the senior management group who regularly attend board meetings, measure the performance of the board and its committees against the duties and responsibilities set out in their respective charters. The evaluation also considers the quality of the information and reports presented to the board, the allocation of time to various agenda topics during meetings and the overall operation of the governance processes at Dofasco. The purpose of the evaluation is to identify the areas of corporate governance which the board and the committees are managing well and to highlight other areas which may require additional focus and attention by the directors. The board and its committees use formal work plans to follow through on opportunities for improvements which are identified through the annual evaluation process. The Governance Committee administers this process and discusses its findings with the full board each year. The board has also adopted a proactive approach to the evaluation of individual directors. In some years, directors have been provided with self-evaluation questionnaires designed to help them review their own contributions to the board and to identify areas for personal improvement. In other years the evaluation of individual directors has been facilitated through the Chair's formal discussions with each director in order to review their personal concerns about board operations and their personal contributions to the overall functioning of the board. The Governance Committee evaluates the performance of the Chair of the Board against criteria set out in the job description of the Chair of the Board. Appropriate feedback is provided to the Chair as a consequence of this performance evaluation.

EXHIBIT D

REQUIREMENTS OF NATIONAL INSTRUMENT 58-101

Disclosure required by National Instrument 58-101	Comments & Discussion
1(a) Disclose the identity of directors who are independent.	The independent directors are Sylvia D. Chrominska, William D. Coyne, Roger G. Doe, William A. Etherington, Dezsö J. Horváth, Frank H. Logan, Brian F. MacNeill, Peter C. Maurice, Thomas C. O'Neill and Brian A. Robbins.
1(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.	Donald A. Pether is not an independent director since he is an employee of the Corporation.
1(c) Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgement in carrying out its responsibilities.	A majority of the directors of the Corporation are independent.
1(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Disclosure of the other directorships held by the directors of the Corporation is provided in the biographical information on the directors which appears above in this Circular.
1(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held during the preceding 12 months. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.	The independent directors meet without management present during each meeting of the board of directors. The independent directors held seven such meetings during the past 12 months.

Disclosure required by National Instrument 58-101	Comments & Discussion
1(f) Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors	Mr. Brian F. MacNeill is the Chair of the Board and he is an independent director within the meaning of section 1.4 of Multilateral Instrument 52-110 Audit Committees. The Chair reports to the board of directors and ultimately to the shareholders and is responsible for ensuring that the board fully discharges all of its fiduciary and legal duties. The Chair's duties include: 1. Chairing meetings of the board, ensuring that its processes are effective and providing leadership in board development and organization; 2. Ensuring that processes exist to monitor the evolution of legislation and practices which change the duties and responsibilities of the board and its members; 3. Setting board meeting schedules, work plans and agendas, in consultation with the CEO and the Secretary, and working with committee chairs to coordinate committee work plans and meeting schedules; 4. Monitoring meeting attendance; 5. Attending board committee meetings; 6. Communicating with directors between meetings to the extent necessary or appropriate; 7. Counselling collectively and individually with directors, when necessary to ensure full utilization of individual capacities and optimum performance of the board and each of its committees; and 8. Leading the process for evaluation of the performance of the CEO. The Chair works in an advisory capacity with the CEO and senior management by: 1. Providing advice and counsel as appropriate to the CEO and to senior management, when requested by the CEO; 2. Building an open working relationship between senior management and the board; 3. Ensuring that communications with management support the early identification of policy and organizational issues which should be addressed by

Disclosure required by National Instrument 58-101	Comments & Discussion
	the board; and 4. Representing shareholders and the board to management. As the senior representative of the board elected by the owners of the Corporation,the Chair's duties also include chairing annual and special meetings of shareholders and meeting, as requested by the CEO, with investors, shareholder groups, financial analysts and the media. The Chair also works in conjunction with and as requested by the CEO in developing relationships and representing the Corporation with governments, regulators and the community.
2. Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	The mandate of the board, in the form of the Directors' Job Description, is provided in Exhibit A, attached to this Circular.
3(a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.	The board has approved written job descriptions for the Chair of the Board and the chair of each board committee.
3(b) Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.	The board has approved a written job description for the CEO.
4(a) Briefly describe what measures the board takes to orient new directors regarding the role of the board, its committees and its directors, and the nature and operation of the issuer's business.	New directors are provided with an orientation and education program which includes the provision of information about the duties and obligations of directors, the by-laws, organizational structure and the business of the Corporation, the mandates of the board and the board committees, board policies and corporate governance guidelines, agendas and minutes of past meetings of the board and its committees, all public disclosure documents,

Disclosure required by National Instrument 58-101	Comments & Discussion
	contact information for all of the directors and officers, and board and committee meeting schedules. All of this information is made available through a secure web site for the directors. Arrangements are made for new directors to have informal meetings and discussions with senior management and with other directors, and tours of the Corporation's operations are made available. In addition, the assignment of new directors to board committees is made with a view to providing them quickly with closer insights into the business and operations of the Corporation
4(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary for them to meet their obligations as directors.	Each year the directors are provided with the opportunity to attend educational seminars on corporate governance issues at the Corporation's expense. From time to time outside experts in various aspects of the steel industry are invited to make presentations and dialogue with the board and senior management in order to enhance their knowledge and understanding of the Corporation's business. Each year the board holds one meeting at the plant of a Dofasco subsidiary, joint venture operation or major customer in order to give the directors a direct opportunity to interact with and learn from some of the people that Dofasco relies on for its business success. One of the fundamental sources of Dofasco's competitive advantage is its employee culture. The Corporation's directors are invited to participate with employees in off site experiential leadership training to allow them to gain a deep and personal understanding of this dimension of Dofasco's success.
5(a)(i) Disclose whether or not the board has adopted a written code for its directors, officers and employees. If the board has adopted a written code disclose how an interested party may obtain a copy of the written code.	Dofasco's Code of Business Conduct, which applies to all directors, officers and employees of the Corporation, has been in place for over twenty five years. It was most recently updated and approved by the board of directors in 2003. The Code of Business Conduct, which is appended as Exhibit B to this Circular, is available to the public in the Investors section of Dofasco's web site at www.dofasco.ca.

Disclosure required by National Instrument 58-101	Comments & Discussion
5(a)(ii) Describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board ensures compliance with its code.	The committees of the board of directors monitor Dofasco's compliance with the Code of Business Conduct through a variety of procedures and processes. The Corporation's internal auditor reports to the Audit Committee with respect to any instances of illegal or improper treatment of the Corporation's assets which may be identified. The Corporation's Disclosure Committee reports annually to the Audit Committee regarding the operation of Dofasco's processes for timely and transparent public disclosure of information to the investing public. The Human Resources Committee has oversight of the operation of Dofasco's policies and systems governing the behaviour of employees. The Environment, Health and Safety Committee receives reports from management each year which address, among other things, Dofasco's compliance with legislation and regulations in these areas. In addition, every senior manager at Dofasco is required each year to formally certify that he or she understands our Code of Business Conduct and has fully complied with it throughout the preceding year.
5(a)(iii) Provide a cross-reference to any material change report(s) filed within the preceding 12 months that pertains to any conduct of a director or executive officer that constitutes a departure from the code.	The Corporation has not filed any material change reports within the preceding 12 months which pertain to any conduct of a director or executive officer that constitutes a departure from the Code of Business Conduct. No waivers from the Code have ever been granted to any director, executive officer or other employee of the Corporation.
5(b) Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.	Directors who have, or may be reasonably perceived to have, a personal interest in a transaction or agreement being contemplated by the Corporation are required to declare such interest at any directors' meeting where the matter is being considered and to refrain from participation in discussion and from voting on such matter.
5(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	The board encourages and promotes a culture of ethical business conduct in part by following current best practices in corporate governance as set out in National Policy 58-201 "Corporate Governance Guidelines". These practices are reinforced by the nature of the discussion and questioning which takes place during directors' meetings and in

Disclosure required by National Instrument 58-101	Comments & Discussion
	informal conversations between the directors and employees of the Corporation. The tenor of all of these interactions makes it clear that the board expects open and honest communication and ethical behaviour from everyone at Dofasco. For many decades Dofasco management has encouraged all Dofasco people to follow the "Golden Rule", which proposes that one should treat others as one wishes to be treated by them. This philosophy is one example of a business culture at Dofasco which demands the highest standards of decency and ethical conduct from everyone.
6(a) Describe the process by which the board identifies new candidates for board nomination.	The board, through its Governance Committee, reviews its size and composition annually, with a view to maintaining a collective mix of expertise and experience among the directors which will be appropriate to support the strategic direction and operating needs of the Corporation's business on a forward-looking basis. This Committee maintains a "directors' skills matrix" which identifies the specific areas of expertise of each Dofasco director and they compare this to the global set of skills required of the board, as identified by both the directors and the Corporation's senior management. When new directors are recruited, candidates are sought who possess specific skills and experience in the areas where a need for more knowledge on the board has been identified. Dofasco's Governance Committee manages the board's process for identifying individuals who have the required combination of personal character attributes and specific functional skills and expertise which would qualify them to serve on the Corporation's board of directors. The Committee maintains a standing list of potential director candidates who meet these criteria. The Committee receives suggestions from all of the directors, the Corporation's senior management and, on occasion, from outside advisors with respect to individuals who might be considered as potential director candidates. The Governance Committee proposes to the board each year the list of director candidates to be presented for election by shareholders at their annual meeting.

Disclosure required by National Instrument 58-101	Comments & Discussion
6(b) Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.	The Governance Committee, which serves as the board's nominating committee, is composed entirely of independent directors.
6(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	The responsibilities, powers and operation of the Governance Committee are described above in this Circular. They are also set out in detail in the mandate of the Committee, which is available in the Investors section of the Corporation's web site at www.dofasco.ca.
7(a) Describe the process by which the board determines the compensation for your company's directors and officers.	The Governance Committee reviews and makes recommendations to the board from time to time regarding the compensation of directors. In conducting such reviews, the Committee takes into account the forms and amounts of compensation paid to directors of comparable Canadian public companies, the Corporation's expectations of directors with respect to their overall commitment of time to attend to the Corporation's affairs and the desirability of encouraging directors' participation in ownership of shares of the Corporation. Specific details of the compensation of directors is provided in the section of this Circular under the heading "Compensation of Directors". None of the non-management directors receive any remuneration from the Corporation or its subsidiaries or affiliates other than compensation for serving as directors of Dofasco. The Human Resources Committee makes recommendations to the board each year concerning the compensation of the CEO, taking into account the design of Dofasco's compensation system for senior management, prevailing compensation levels at a defined set of comparator Canadian corporations and the performance of the CEO as measured against his performance targets for the prior year. The Human Resources Committee also makes recommendations to the board with respect to the compensation of Dofasco's officers and the design of the total compensation system for senior management, including short term and long term

Disclosure required by National Instrument 58-101	Comments & Discussion
	variable incentive compensation and equity based compensation. The compensation levels of the Corporation's officers are determined by the board, taking into account the prevailing compensation levels at a defined set of comparator Canadian corporations, the evaluated performance of each officer and the extent to which the Corporation has achieved the financial and other targets approved by the board for the prior year.
7(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.	The Governance Committee and the Human Resources Committee, which are responsible for recommending to the board the compensation of the directors and officers respectively, are each composed entirely of independent directors.
7(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The responsibilities, powers and operation of the Governance Committee and the Human Resources Committee are described above in this Circular. They are also set out in detail in the mandates of these committees, which are available in the Investors section of the Corporation's web site at www.dofasco.ca.
8. If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	In addition to the Governance, Audit and Human Resources Committees, the board also has an Environment, Health and Safety Committee which oversees the Corporation's management of matters related to the environment and energy as well as employee health and safety. The responsibilities, powers and operation of this committee are described above in this Circular and they are set out in detail in its mandate which is available in the Investors section of the Corporation's web site at www.dofasco.ca.
9. Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not	The board has established a practice of formally evaluating its own collective performance and the performance of the board committees and individual directors on an annual basis. These evaluations, which are based on surveys of the directors and the senior management group who regularly attend

Disclosure required by National Instrument 58-101	Comments & Discussion
regularly conducted, describe how the board satisfies itself that it, its committees, and individual directors are performing effectively	board meetings, measure the performance of the board and its committees against the duties and responsibilities set out in their respective charters. The evaluation also considers the quality of the information and reports presented to the board, the allocation of time to various agenda topics during meetings and the overall operation of the governance processes at Dofasco. The purpose of the evaluation is to identify the areas of corporate governance which the board and the committees are managing well and to highlight other areas which may require additional focus and attention by the directors. The board and its committees use formal work plans to follow through on opportunities for improvements which are identified through the annual evaluation process. The Governance Committee administers this process and discusses its findings with the full board each year. The board has also adopted a proactive approach to the evaluation of individual directors. In some years, directors have been provided with self-evaluation questionnaires designed to help them review their own contributions to the board and to identify areas for personal improvement. In other years the evaluation of individual directors has been facilitated through the Chair's formal discussions with each director in order to review their personal concerns about board operations and their personal contributions to the overall functioning of the board. The Governance Committee evaluates the performance of the Chair of the Board against criteria set out in the job description of the Chair of the Board. Appropriate feedback is provided to the Chair as a consequence of this performance evaluation.

DOFASCO™